Filed pursuant to Rule 424(b)(1)
Registration No. 333-169706
Prospectus

GeoEye, Inc.

$125,000,000
8.625% Senior Secured Notes due 2016

Interest payable April 1 and October 1

Issue Price: 100.000%

The notes offered hereby, which we refer to as the Notes, will have a fixed annual interest rate of 8.625%, which will be paid semi-annually in arrears on April 1 and October 1, commencing April 1, 2011. Interest will accrue from October 8, 2010. The Notes will mature on October 1, 2016.

Each of our current and future domestic restricted subsidiaries will guarantee our obligations under the Notes, including the payment of principal and interest. The Notes and the guarantees will be secured by second-priority liens, subject to permitted liens, on substantially all of our and the guarantors’ assets (subject to certain exceptions). The Notes and the guarantees will rank equal in right of payment to all of our and each guarantor’s unsubordinated obligations and will be effectively senior to all of our and each guarantor’s unsecured and unsubordinated obligations, to the extent of the value of the collateral securing the Notes and the guarantees. The Notes and the guarantees will be effectively junior to all of our and each guarantor’s obligations with respect to our existing 9.625% Senior Secured Notes due 2015, or the 2015 Notes, and any future indebtedness secured by first-priority liens on the collateral securing the Notes, to the extent of the value of the collateral securing the 2015 Notes and any such future indebtedness. The Notes and the guarantees will rank senior in right of payment to our and each guarantor’s subordinated debt, and will be structurally subordinated to all indebtedness, claims of holders of preferred stock and other liabilities (including trade payables) of any of our future subsidiaries that are not guarantors.

If we sell certain assets, are subject to certain casualty events or experience specific kinds of changes in control, we must offer to repurchase the Notes. See “Description of the Notes—Repurchases at the option of holders.” Prior to October 1, 2013, we may, at our option, redeem some or all of the Notes at the “make whole” price set forth under “Description of the Notes—Optional redemption.” At our option, on or after October 1, 2013, we may redeem all or part of the Notes at any time prior to their maturity at redemption prices set forth in this prospectus. In addition, on or prior to October 1, 2013, we may redeem up to 35% of the aggregate principal amount of the Notes from the net proceeds of certain equity offerings at the redemption price set forth in this prospectus. Our other indebtedness may contain provisions that limit our ability to make any repurchase or optional redemption of the Notes.

The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.

Investing in the Notes involves risks. See “Risk factors” beginning on page 15 of this prospectus and other information included or incorporated by reference in this prospectus.

		Underwriting discounts	Proceeds to us,
	Price to public[1]	and commissions	before expenses[1]

Per note[1]	100.000%	2.250%	97.750%
Total	$125,000,000	$2,812,500	$122,187,500

(1)	Plus accrued interest, if any from October 8, 2010.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect that delivery of the Notes will be made to investors in book-entry form only through The Depository Trust Company on or about October 8, 2010.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch	Deutsche Bank Securities

Co-Managers

Canaccord Genuity	Dougherty & Company LLC
Merriman Capital	Raymond James

October 8, 2010

This prospectus relates to the offer and sale by us of the Notes. In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus that we may provide to you. Neither we nor the underwriters have authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the Notes only in places where offers and sales are permitted.

The information which appears in this prospectus and which is incorporated by reference in this prospectus may only be accurate as of the date of this prospectus or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

When used in this prospectus, except as otherwise indicated or as the context otherwise indicates, the terms “we,” “our,” “us,” “GeoEye” and “our Company” refer to GeoEye, Inc. and its subsidiaries.

Forward-looking statements

This prospectus, and the documents incorporated by reference herein, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “will” and similar expressions are intended to identify forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to growth, expected levels of expenditures and statements about future operating results, are forward-looking statements. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements and those presented elsewhere by our management from time to time are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. These risks and uncertainties include, but are not limited to, those described in “Risk factors” included in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009, which we filed with the SEC on March 12, 2010, and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, which we filed with the SEC on May 10, 2010 and August 9, 2010, respectively.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we have to pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	termination, suspension or other changes of funding or purchase levels under contracts with U.S. government agencies;

•	market acceptance of our products and services;

•	our ability to maintain and protect our Earth imagery content and our image archives against damage;

•	possible future losses on satellites that are not adequately covered by insurance;

•	domestic and international government regulation;

•	changes in our revenue backlog or expected revenue backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	inadequate access to capital markets or other financing;

•	the competitive environment in which we operate;

•	customer defaults on their obligations owed to us;

•	our international operations and other uncertainties associated with doing business internationally; and

•	litigation.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 12, 2010;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, as filed with the SEC on May 10, 2010 and August 9, 2010, respectively;

•	Our Current Reports on Form 8-K, as filed with the SEC on June 7, 2010, June 9, 2010, July 15, 2010, August 6, 2010 and September 24, 2010; and

•	Our Proxy Statement on Form 14A, as filed with the SEC on April 30, 2010.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus through the completion of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or the exhibits relating to such Items and furnished pursuant to Item 9.01 of Form 8-K.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. You should direct requests for documents to: 21700 Atlantic Boulevard, Dulles, Virginia 20166, telephone number: (703) 480-7500, Attention: Investor Relations. Information about us, including our SEC filings, is also available on our website at www.geoeye.com; however, that information is not a part of, or incorporated by reference into, this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Trademarks

We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business including, without limitation, GEOEYE®, IKONOS®, MJ HARDEN®, ORBIMAGE®, ORBVIEW®, EYEQtm, GEOFUSEtm, GEOPROFESSIONALtm, GEOSTEREOtm, SEASTARtm, SEASTAR FISHERIES INFORMATION SERVICEsm, MARINE INFORMATION SERVICEsm, MASTERCASTtm, OCEAN MONITORING SERVICEsm, ORBBUOYtm, ORBMAPtm and VESSEL TRACKINGtm. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its holder.

Industry and market data

The market data and other statistical information used throughout this prospectus (including the documents incorporated by reference in this prospectus) are based on independent industry publications, reports by market research firms or other published independent sources. Industry publications, reports and other published data generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurances of the accuracy or completeness of included information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. This information may prove to be inaccurate because of the method by which we obtain some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, although we believe these sources are reliable, neither we nor the underwriters have independently verified the information and cannot guarantee its accuracy and completeness.

v

Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and financial statements, including the notes to those financial statements, included elsewhere herein and in the reports that we file with the SEC that are incorporated by reference in this prospectus. Please see the section entitled “Where you can find more information.” Before making an investment decision, we encourage you to consider the information contained in and incorporated by reference in this entire prospectus, including the risks discussed under the heading “Risk factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference herein.

Our business

GeoEye is a leading commercial provider of high-accuracy, high-resolution Earth imagery, as well as a provider of image processing services and imagery information services to U.S. and foreign government defense and intelligence organizations, domestic federal and foreign civil agencies, and commercial customers. We own and operate three Earth-imaging satellites, GeoEye-1, IKONOS and Orbview-2, and three airplanes with advanced high-resolution imagery collection capabilities. GeoEye-1 is the world’s highest resolution and most accurate commercial imaging satellite. In addition to our imagery collection capacities, we are a global leader in the creation of enhanced satellite imagery information products and services. We operate four state of the art high-resolution image processing and production facilities. Our St. Louis facility processes imagery from numerous commercial and government sensors, in addition to our own, to produce a variety of value-added products. We believe we are the only major commercial imagery satellite operator who can produce imagery from multiple satellite sources in addition to our own. Our satellite and aerial imagery products and services provide our customers with timely and accurate location intelligence, enabling them to analyze geospatial information and monitor and map areas of interest to their needs and demands. We serve a growing global market that requires high-resolution imagery and precision mapping products for applications such as national defense and intelligence, online mapping, environmental monitoring and resource management, energy exploration, asset monitoring, urban planning, infrastructure planning and monitoring, disaster preparedness and emergency response. We own one of the largest commercial color digital satellite imagery libraries in the world, which contains more than 474 million square kilometers of color imagery of the Earth. We believe the combination of our highly accurate satellite and aerial imaging assets, our high-resolution image processing and production facilities, especially our multi-source production capability, and our color digital imagery library differentiates us from our competitors. This enables us to deliver a comprehensive range of imaging products and services to our diverse customer base.

Our largest customer is the U.S. government, which purchases most of its imagery through the National Geospatial-Intelligence Agency, or NGA. The NGA acquires imagery and imagery-derived products on behalf of its clients, including U.S. defense forces and intelligence and law enforcement agencies. We have provided imagery services to the NGA since 1999. Since 2004, the NGA has contracted with us to obtain access to our global imagery capabilities as part of its NextView program, a satellite imagery and related services procurement program established in 2003, and as part of its EnhancedView program beginning in 2010. Our domestic commercial customers, including Google, use our digital imagery capabilities and our global imagery library to support commercial and online consumer applications. Our international customers include foreign governments and commercial customers that use our imagery for national defense and intelligence programs, agricultural, environmental and infrastructure monitoring and construction planning. We offer our imagery products and services directly to customers as well as through a worldwide network of resellers, regional distributors and select strategic partners.

Our three Earth-imaging satellites are capable of collecting millions of square kilometers of imagery per year. GeoEye-1, which commenced commercial operations in February 2009, is currently the world’s highest resolution, highest accuracy commercial imaging satellite. GeoEye-1 collects imagery with image location accuracy better than three meters which, we believe is nearly twice as accurate as the imagery of our closest commercial competitor. It has the capability to capture images with color resolution of up to 1.65 meters, and black and white resolution of 0.41 meters, which is superior to any of our commercial competitors. GeoEye-1 has the ability to accept image collection tasking directly from selected customers and to downlink imagery to GeoEye’s four ground stations for delivery to our customers. IKONOS was the first commercial high-resolution satellite in the industry and also has the ability to collect color digital imagery and to accept image collection tasking directly from selected customers, and to downlink specific imagery directly to these customers. Orbview-2 was the first commercial satellite to capture a set of color images of Earth in its entirety.

In addition to our satellites, we own and operate a dedicated fleet of three airplanes with advanced aerial imagery collection capabilities. We offer two main types of aerial imagery services: digital aerial imaging with ground resolution as detailed as four centimeters and light detection and ranging, or LiDAR, imaging, a valuable tool in measuring and recording elevation data for use in three-dimensional terrain/surface modeling. Our aerial imagery is primarily used by state and local governments in connection with infrastructure projects and land use monitoring activities.

In addition to our imagery collection business, we are a global leader in image processing services. These services involve taking basic satellite and aerial imagery and enhancing its content and accuracy to provide our customers with actionable information tailored to their specific needs. Our proprietary technology and engineering expertise also enable us to process images from multiple sources, and we are often asked by our customers to combine and improve the information and accuracy of imagery from other image providers. We operate four specialized, secure facilities, in which we process our enhanced imagery products and value-added imagery analysis. Our St. Louis facility processes imagery from a wide variety of satellite on a customized basis for our customers. We are one of only five companies certified by the NGA to provide the U.S. government with imagery for its principal global positioning and point fixing databases. Additionally, we are one of the NGA-certified companies providing this imagery as well as satellite Earth-imaging services.

We also provide imagery information services, which combine our imagery with real-time, third-party data to create a sophisticated and customized information product for our customers. In April 2010, we launched our information services business in an effort to give our customers global on-demand access to imagery and related information products over the web. This new web-based services platform, which we call EyeQ, provides the core infrastructure for this new service and our new geospatial information services business. EyeQ is a web-based services platform that delivers imagery and other location-based information through annual or multi-year subscriptions and user licenses. EyeQ offers a web-based interface with tools that function as our customers’ data center. EyeQ serves up imagery and other standards-based content throughout the customers’ data network and out to their customers and partners. With EyeQ, our customers have access to secure, timely and accurate location information delivered into their business environment. EyeQ is user friendly and is available 24 hours a day and seven days a week. EyeQ serves our goal of simplifying access to and delivery of imagery and location information.

Market opportunity

We believe that the market for our satellite imagery, related production services and spatial information management services currently exceeds $5.6 billion. According to BCC Research, the imagery market we serve was approximately $850 million in 2007 and is estimated to grow to approximately $1.3 billion by 2012, a compounded annual growth rate, or CAGR, of 9.3%. Frost & Sullivan estimates that the market for production services for Geographic Information Systems, or GIS, was $1.9 billion in 2007. IDC estimates that the market for spatial information management services, which primarily includes software, was approximately $2.9 billion in 2007 and will grow to approximately $5.2 billion by 2012, a CAGR of 12.5%.

We believe increased demand for high-resolution images and enhanced imagery products and services has created new market opportunities for providers of premium imagery and specialized data enhancement services. The major growth drivers of our market include:

•	Growing demand from the U.S. and foreign governments. The U.S. government’s and foreign governments’ initiatives to improve military effectiveness by integrating weapon platforms, sensor networks, and command and control, are driving demand for geospatial products and services that combine man-made and natural features with satellite imagery. The NGA and foreign governments have increased their reliance upon commercial remote-sensing satellite capabilities, as evidenced by the EnhancedView program, to provide unclassified Earth imagery for defense, intelligence, foreign policy, homeland security and civilian needs such as disaster relief. Unclassified imagery is particularly useful in coalition operations—both military and disaster relief—because it can be shared more easily than classified information.

•	Increasing demand for location-based information. The broad awareness and interest in spatial information generated by major Internet portals has increased commercial awareness of, and demand for, web-based location specific applications that utilize Earth imagery. Commercial enterprises are using imagery and other location-based information to help plan and manage business infrastructures and supply chains to capture efficiencies across functions. Business software and information service providers are also enhancing their products and services by incorporating imagery products and services. We believe the continued maturation of technologies such as GPS, radio frequency identification, intelligent networked sensors and cellular networks, will result in continuing and increased demand for large-scale mapping capabilities combined with up-to-date images and imagery information for use in new and more powerful consumer applications. U.S. and foreign civil agencies are also using satellite imagery for many purposes and public safety uses, including establishing effective police and fire emergency routes, disaster recovery planning and civil government needs such as classifying land use for growth planning and tax assessments.

•	Increasing demand for imaging processing services. We believe the market for imagery processing services is growing as a result of the increasing consumer, commercial and governmental use of data enhanced images. Image processing involves enhancing the data content and the accuracy of basic imagery to provide customers with actionable information tailored and customized to their specific needs. Growth in demand for up-to-date images with greater accuracy and resolution, and the need for image processing services and imagery storage, will continue to drive demand for aggregation and automation of multiple streams of geospatial data.

•	Growing use of imagery to monitor economic development. Developing countries in Asia, Eastern Europe, and Latin and South America are experiencing significant infrastructure changes as a result of their economic growth and development. These developing nations, and the commercial enterprises within these countries, are increasingly relying on Earth imagery for many purposes, such as building and maintaining up to date geospatial maps to monitor these rapid changes and to plan future infrastructure development.

Competitive strengths

We have several competitive strengths that differentiate us from our primary competitors, including:

•	Industry-leading image resolution and location accuracy. GeoEye-1 has the capability to collect, both individually and simultaneously, 0.41 meter resolution, black and white imagery, and 1.65 meter resolution, color imagery of the Earth’s surface. GeoEye-1 also offers geolocation accuracy better than three meters, which means that our customers can map actual and man-made features to within nine feet of their natural location on the Earth’s surface without ground control points.

•	Long-standing, strong, strategic relationship with the U.S. government. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial Earth imagery industry generally and has purchased imagery related services from GeoEye since 1987. In September 2004, the NGA awarded us a significant contract as an imagery provider under its NextView program, and we have been providing imagery to the NGA under this program since that time subject to a Service Level Agreement, or NextView SLA. In August 2010, the NGA awarded us a new $3.8 billion, ten-year contract under its EnhancedView program, which we believe confirms our strong relationship with the U.S. government. We believe that our more than 20-year relationship with the NGA and our industry-leading imagery resolution and NGA-certified processing capabilities position us to continue our relationship with the NGA under the EnhancedView program and other similar programs in the future.

•	Multi-source production and processing capabilities. We are uniquely positioned as the only commercial provider of high-resolution satellite and aerial imagery that also operates a multi-source production facility certified by the NGA to provide the U.S. government with imagery for its principal global positioning and point fixing databases. Our St. Louis production facility, coupled with our proprietary process and expert personnel, enable us to assimilate imagery information products from satellite, aerial and numerous other sources, including images acquired from our satellites, U.S. and foreign government satellites, satellites operated by our largest competitors and airplanes. We believe that our advanced image processing facilities and capabilities have established us as an industry leader in the provisioning of advanced image processing products and services to both governmental and commercial customers.

•	Strong global distribution network. Our acquisition of Space Imaging LLC, or Space Imaging, in January 2006 established us as the leading commercial provider of satellite images and data delivered directly to customer accessible ground stations. We have further enhanced our legacy position by establishing a global distribution network for these products and services.

This global distribution network consists of secure regional affiliate access facilities and distribution centers with direct downlinking capabilities, web-based search, discovery, and dissemination technology and a worldwide network of imagery product resellers. This distribution network gives us greater visibility into end-user market demand, product uses and strategy and allows us to offer bundled products and services with our high-resolution imagery.

•	Diversified revenue streams. For the six months ended June 30, 2010, our international customers and North American commercial customers together represented approximately 32% of our revenues. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses, and we believe positions us well for future opportunities with these international and commercial customers. We have a strong commercial business, based in part that we were the first major imagery satellite company to directly downlink high resolution commercial imagery to customers’ ground stations. In addition to geographic diversity, our revenue is diversified among imagery collection, imagery production and information services.

•	Strong and experienced management team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry. Our senior management team has extensive experience in the satellite imagery industry, with a track record of innovation and growth. Our significant expertise in building, launching and operating satellites, developing relationships and implementing programs with the NGA, as well as developing programs with other domestic and international customers has enabled us to increase the value proposition and system solution that we offer our customers.

Our strategy

We believe we are well positioned as a leading global provider of imagery and imagery information services due to our broad range of imagery collection assets, world class image processing and production facilities and strong global distribution network. Key elements of our strategy to take advantage of our competitive position and grow our business include:

•	Expand our satellite constellation. With the NGA EnhancedView award, we will continue to develop and grow our constellation and give additional capacity to serve our customer base and expand our services. GeoEye-2 is currently under construction and as of June 30, 2010, we have spent $145.4 million on development. Our recent $3.8 billion EnhancedView award from the NGA included up to a $336.9 million cost share to help fund the development of GeoEye-2 and also provided for a ten-year EnhancedView Service Level Agreement for both GeoEye-1 and GeoEye-2 after it is launched, as well as value added services.

•	Further expand our value-added products and service offerings. We believe our industry-leading image resolution, our proprietary production process and expert personnel establish us as a leader in the field of image production and enhancement. We also expanded the production capacity of our facilities housing our classified and multi-source production operations. To support the growth of our aerial imagery operations, we purchased a third airplane with an additional digital mapping camera. We believe these and continued investments in our image enhancement and production capabilities will enable us to serve the next-generation demand for customer specific satellite imagery products and services.

•	Further commercialize our industry-leading high-resolution imagery. We plan to develop new platforms and distribution technologies to make our imagery and products more accessible to our current and potential customers. For example, our EyeQ web-based services platform sells imagery and other location intelligence based on multi-year subscriptions and seat licenses, rather than selling imagery pixels by the square kilometer. EyeQ also offers a web interface with tools that function as our customers’ data center. EyeQ can serve up imagery and other content for our customers to access via their own data network and also for delivery to their customers and partners.

•	Expand our existing, geographically diverse customer base. We will continue to build on our existing relationships with our customers and our international resellers so that we can offer value-added products and services to meet their growing needs. We remain committed to growing our geographically diverse customer base and driving growth through continued development of our relationships with international resellers and international ground stations.

•	Continue to deliver quality and timely imagery. Our ability to provide high-quality, accurate imagery to our customers in a timely manner is the foundation of our business. We plan to continue to provide high-quality imagery and production services to our customers by means of GeoEye-1 and also the GeoEye-2 satellite, or GeoEye-2, once it is launched. We also plan to deploy capital into research and development to augment and enhance our ability to service our customers.

Recent developments

New contract with the U.S. government

On August 6, 2010, the NGA awarded us a $3.8 billion contract under its EnhancedView program. The award provides for a new satellite imagery delivery service level agreement, the engineering, construction and launch of GeoEye-2 and the design and procurement of associated ground station equipment and the design and procurement of additional infrastructure to support government operations, value-added products and other services.

The award provides for a new satellite imagery delivery service level agreement with the NGA valued at up to $2.8 billion, which we refer to as the EnhancedView SLA. The EnhancedView SLA has replaced the NextView SLA previously in place with the NGA through its NextView program. The EnhancedView SLA initially provides for continued monthly payments by the NGA of $12.5 million, subject to a maximum reduction of 10% based on performance metrics. Under the EnhancedView SLA, when GeoEye-2 becomes operational, which we currently expect will occur in 2013, payments under the award will increase to $15.3 million per month. The term of the EnhancedView SLA is one year, with nine one-year renewal options exercisable by the NGA. Imagery deliveries under the EnhancedView SLA began on September 1, 2010, and the imagery is collected by the Company’s existing satellite constellation, with GeoEye-2 to collect additional imagery when it comes on-line.

Pursuant to the terms of the EnhancedView Other Transaction for Prototype Project Agreement, the NGA has agreed to contribute up to $336.9 million of the overall construction and launch costs of the GeoEye-2 satellite and associated ground station equipment in two cost share payments: the first payment of approximately $111 million when the GeoEye-2 satellite is delivered to integration and test, and the second payment, and balance of the cost share, when the GeoEye-2 satellite becomes operational.

The award also provides for up to an estimated $700 million over the life of the EnhancedView SLA at NGA’s option for the design and procurement of additional infrastructure to support government operations, value-added products and other services from us.

Preferred stock financing

On September 22, 2010, we consummated a preferred stock issuance pursuant to a stock purchase agreement, or the Stock Purchase Agreement, with Cerberus Satellite LLC, an affiliate of Cerberus Capital Management, L.P., or Cerberus. Pursuant to the terms of the Stock Purchase Agreement and in accordance with the EnhancedView award by the NGA, Cerberus purchased 80,000 shares of a newly issued series of convertible preferred stock of the Company, or the Preferred Stock, having an initial liquidation preference of $1,000 per share, resulting in gross proceeds to the Company of $78.0 million. The issuance of 80,000 shares of Preferred Stock to Cerberus represents an ownership interest, assuming conversion of such Preferred Stock to the Company’s common stock, of approximately 11% as of the date of this prospectus.

The Preferred Stock will be entitled to receive a dividend at an annual rate of 5%, payable in kind, in cash or securities, at the Company’s option. The Preferred Stock will have a conversion price of $29.76 per share, subject to adjustment and customary anti-dilution adjustments. Holders of the Preferred Stock will vote with the Company’s common stock on an as-converted basis. However, Cerberus is not permitted to vote with Preferred Stock to the extent it would result in Cerberus voting more than an equivalent of 19.99% of the Company’s outstanding voting securities.

We refer to the issuance and sale of the Preferred Stock as the “Equity Financing.”

Corporate information

We are a Delaware corporation and our principal executive offices are located at 21700 Atlantic Boulevard, Dulles, Virginia 20166. Our telephone number at that address is (703) 480-7500. Our internet address is www.geoeye.com. Information on, or accessible through, our website is not part of, or incorporated by reference into, this prospectus.

The offering

Issuer	GeoEye, Inc.

Notes offered	$125,000,000 aggregate principal amount of 8.625% Senior Secured Notes due 2016.

Maturity date	October 1, 2016.

Interest payment dates	Semi-annually in arrears on April 1 and October 1 of each year. Interest will accrue from October 8, 2010.

Ranking	The Notes and the guarantees will be secured by second-priority liens, subject to permitted liens, on substantially all of our and the guarantors’ assets (subject to certain exceptions) and will:

• rank equal in right of payment to all of our and each guarantor’s unsubordinated obligations;

• be secured, equally and ratably, with any additional debt secured by second-priority liens on the collateral;

• be effectively senior to all of our and each guarantor’s unsecured and unsubordinated obligations, to the extent of the value of the collateral securing the Notes and the guarantees;

• be effectively junior to all of our and each guarantor’s obligations with respect to our existing 2015 Notes and any future indebtedness secured by first-priority liens on the collateral securing the Notes to the extent of the value of the collateral securing the 2015 Notes and any such future indebtedness;

• rank senior in right of payment to our and each guarantor’s subordinated debt; and

• be structurally subordinated to all indebtedness, claims of holders of preferred stock and other liabilities (including trade payables) of any of our future subsidiaries that are not guarantors.

As of June 30, 2010, on an as-adjusted basis after giving effect to the offering and the application of the net proceeds therefrom, we and the guarantors would have had approximately $525.0 million of total Indebtedness, representing the 2015 Notes and the Notes offered hereby, of which approximately $400.0 million would have been secured by first-priority liens in the collateral.

Guarantees	Each of our current and future domestic restricted subsidiaries will guarantee our obligations under the Notes, including the payment of principal and interest. See “Description of the Notes—Brief description of the Notes and the Guarantees—The Guarantees.”

Collateral	The Notes and the guarantees will be secured by a second-priority security interest in substantially all of ours and the guarantors’ assets.

The collateral will exclude certain items of property, including, without limitation, items as to which a security interest cannot be granted without violating contract rights or applicable law, leasehold interests in real property, vehicles subject to certificates of title, certain FCC licenses and other licenses in which a security interest cannot be created without breach of such license or applicable law, and certain other items agreed to by the parties and as more fully set forth in the security documents.

Optional redemption	On or prior to October 1, 2013, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes with the proceeds of certain equity offerings at a redemption price equal to 108.625% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Prior to October 1, 2013, we may, at our option, redeem some or all of the Notes at the “make whole” price set forth under “Description of the Notes—Optional redemption”, plus accrued and unpaid interest, if any, to the date of redemption.

On and after October 1, 2013, we may redeem the Notes, in whole or in part, at any time at the redemption prices described under “Description of the Notes—Optional redemption” plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory repurchase offer	If we sell certain assets or certain casualty events occur and, if applicable, we do not apply the proceeds from such sale or event in a certain manner or we experience specific kinds of changes in control, we must offer to repurchase the Notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the Notes—Repurchase at the option of holders—Change of control” and “Description of the Notes—Repurchase at the option of holders—Asset sales and events of loss.” Covenants in the instruments governing our existing and future debt may restrict us from repurchasing the Notes, including any repurchase we may be required to make as a result of certain casualty events, specific kind of changes of control or certain asset sales. See “Risk factors—We may be unable to consummate a mandatory repurchase of the Notes following the sale of certain assets or the occurrence of certain casualty events or upon a change of control.”

Certain covenants	We will issue the Notes under an indenture, or the Indenture, with the Wilmington Trust FSB, which will initially act as trustee on the holders’ behalf. The Indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

• incur or guarantee more debt;

• pay dividends and make distributions;

• make certain investments;

• repurchase or redeem stock or junior indebtedness;

• create liens;

• incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

• enter into transactions with affiliates;

• merge or consolidate or transfer all or substantially all of our assets; and

• transfer or sell assets.

For more details, see “Description of the Notes—Certain covenants.”

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, which may include working capital, future production and services expansion, contingent capital expenditures and other strategic opportunities.

Absence of public market for the Notes	The Notes will be a new class of security and there is currently no established trading market for the Notes. The underwriters have advised us that they currently intend to make a market in the Notes. However, you should be aware that they are not obligated to make a market and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the Notes may not be available if you wish to sell your Notes. We do not intend to apply for a listing or inclusion of the Notes on any securities exchange or any automated dealer quotation system.

Risk factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under “Risk factors.”

Summary historical consolidated financial data

We derived the summary historical consolidated financial data as of and for the years ended December 31, 2007, 2008 and 2009 presented below from our audited consolidated financial statements incorporated by reference into this prospectus. The summary historical statement of operations data and statement of cash flows data for the six months ended June 30, 2009 and 2010, and the summary historical balance sheet data as of June 30, 2010, have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of only normal and recurring adjustments) necessary for a fair presentation of the data for the periods presented. Our historical results are not necessarily indicative of our future performance. Interim results are not necessarily indicative of the results to be expected for the entire year. You should read the summary historical consolidated financial data with “Selected historical consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” included in this prospectus and our audited and unaudited condensed consolidated financial statements and related notes incorporated by reference into this prospectus.

				Six months ended June 30,
	December 31,			2009	2010
(in thousands)	2007	2008	2009	(unaudited)	(unaudited)

Statements of operations data:
Revenues	$183,023	$146,659	$271,102	$117,912	$161,350
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	64,628	72,216	94,693	46,400	51,183
Depreciation and amortization	16,474	11,357	57,166	24,396	32,222
Selling, general and administrative	22,737	36,990	46,608	21,552	27,165
Inventory impairment and satellite impairment settlement[1]	–	3,296	–	–	–

Total operating expenses	103,839	123,859	198,467	92,348	110,570

Income from operations	79,184	22,800	72,635	25,564	50,780
Interest expense, net	14,189	11,452	31,020	14,180	15,995
Other non-operating (income) expense[2]	(3,010)	1,000	–	–	8,419
Loss from early extinguishment of debt[3]	–	–	27,127	–	37

Income before provision (benefit) for income taxes	68,005	10,348	14,488	11,384	26,329
Provision (benefit) for income taxes	39,535	(16,267)	(17,573)	3,569	13,406

Net income	$28,470	$26,615	$32,061	$7,815	$12,923

				Six months ended June 30,
	December 31,			2009	2010
(in thousands)	2007	2008	2009	(unaudited)	(unaudited)

Cash flow data:
Net cash provided by (used in) operating activities	$70,933	$(1,872)	$100,207	$(11,301)	$46,331
Net cash used in investing activities	(32,441)	(124,187)	(123,034)	(49,525)	(84,589)
Net cash (used in) provided by financing activities	(6,107)	6,031	124,966	1,848	14,198
Capital expenditures	60,159	127,937	79,090	53,338	84,589
Other data:
Adjusted EBITDA[4]	$100,743	$39,707	$132,172	$50,989	$85,843

				As of
				June 30,
	As of December 31,			2010
(in thousands)	2007	2008	2009	(unaudited)

Balance sheet data
Cash, cash equivalents, and short-term investments	$234,324	$110,546	$208,872	$184,812
Satellites, property, plant and equipment, net	419,837	510,893	530,416	584,104
Total assets	853,090	794,605	947,207	972,277
Total deferred revenue[5]	203,635	239,946	244,534	228,009
Total debt[6]	246,789	247,502	381,091	381,842
Stockholders’ equity	$193,209	$230,404	$279,955	$314,687

(1)	During 2008, we determined that $2.2 million of certain inventory costs related to a terminated customer contract should be written off. Also in 2008, we had a $1.1 million post-launch in-orbit milestone payment obligation due to Orbital Sciences Corporation, or Orbital Sciences, in connection with the ongoing performance of OrbView-3 that was written off in the first quarter of 2007 in conjunction with the loss of OrbView-3. The obligation was subsequently settled and paid in April 2008.

(2)	We recorded a loss of $36.1 million in 2007 due to the impairment of the OrbView-3 satellite. We submitted an insurance claim and received the full proceeds during 2007 and recognized the net $3.0 million as non-operating gain. Also, during 2008, we impaired a cost-method investment in the amount of $1.0 million. We recorded an other non-operating loss of $8.4 million during the six months ended June 30, 2010, related to the fair value measurement of the Company’s preferred stock commitment with Cerberus Capital Management, L.P.

(3)	The loss from early extinguishment of debt for the year ended December 31, 2009, was $27.1 million, due to the issuance of the 2015 Notes with a face value of $400.0 million in October 2009 and repayment of $249.5 million of our senior secured floating rate notes due 2012, or the 2012 Notes. The early extinguishment of debt represents the expensing of the unamortized prepaid financing costs, unamortized discount and tender premium related to the 2012 Notes.

(4)	Adjusted EBITDA is a non-GAAP financial measure that represents net income (loss) before depreciation and amortization expenses, net interest income or expense, income tax expense (benefit), non-cash loss on inventory and investment impairments and non-cash stock compensation expense. We present adjusted EBITDA to enhance understanding of our operating performance. We use adjusted EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that adjusted EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, adjusted EBITDA is not a recognized term under financial performance under GAAP, and our calculation of adjusted EBITDA may not be comparable to the calculation of similarly titled measures of other companies.

The use of adjusted EBITDA as an analytical tool has limitations and you should not consider it in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for all contractual commitments;

•	it does not reflect our significant interest expense, or the cash requirements necessary to service our indebtedness;

•	it does not reflect cash requirements for the payment of income taxes when due;

•	it does not reflect working capital requirements;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, but may nonetheless have a material impact on our results of operations.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as an alternative to net income or cash flow from operations determined in accordance with GAAP. Management compensates for these limitations by not viewing adjusted EBITDA in isolation, and specifically by using other GAAP measures, such as net earnings, to measure our performance.

The definition of adjusted cash EBITDA, as that term is used in the indenture governing the Notes, differs from adjusted EBITDA as presented above. The principal difference is that the definition used in the Indenture excludes the amortization of NextView program cost share revenue related to our NGA contract. The following table is a reconciliation of net income (loss) to adjusted EBITDA and further reconciliation of adjusted EBITDA to adjusted cash EBITDA:

				Six months ended June 30,
	December 31,			2009	2010
(in thousands)	2007	2008	2009	(unaudited)	(unaudited)

Net income	$28,470	$26,615	$32,061	$7,815	$12,923
Add:
Interest expense, net	14,189	11,452	31,020	14,180	15,995
Loss from early extinguishment of debt	–	–	27,127	–	37
Provision (benefit) for income taxes	39,535	(16,267)	(17,573)	3,569	13,406
Depreciation and amortization	16,474	11,357	57,166	24,396	32,222
Non-cash loss on inventory and investment impairments	–	3,154	–	–	–
Non-cash change in fair value of financial instrument	–	–	–	–	8,419
Non-cash stock-based compensation expense	2,075	3,396	2,371	1,029	2,841

Adjusted EBITDA	$100,743	$39,707	$132,172	$50,989	$85,843

Less:
NextView program cost share revenue recognition	–	–	21,062	8,985	12,076

Adjusted cash EBITDA	$100,743	$39,707	$111,110	$42,004	$73,767

(5)	Total deferred revenue includes both current and long-term portions of deferred revenue.

(6)	Total debt includes current and long-term portions of debt and unamortized financing fees.

Risk factors

Any investment in the Notes involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before buying the Notes offered hereby. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks or uncertainties not presently known to us, or that we currently deem immaterial, could also materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks related to our business

A substantial portion of our revenues are generated from contracts with U.S. government agencies that are subject to annual renewal and Congressional appropriations. Termination of these contracts or a failure by Congress to make appropriations to the NGA could materially reduce our revenue and have a material adverse effect on our business.

Revenues from U.S. government contracts accounted for 67% and 68% of our total revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively. Our contracts with U.S. government agencies are subject to risks of termination, with or without cause, or reduction in scope due to changes in U.S. government policies, priorities or funding level commitments to various agencies. Our primary contract with the U.S. government, through the NGA, is the EnhancedView SLA. The loss of this or any other U.S. government contract would materially reduce our revenue. Any inability on our part to meet the performance requirements of the EnhancedView SLA could result in a breach of our contract with the NGA. The EnhancedView SLA is structured as a one-year agreement, with nine one-year renewal options, exercisable at the NGA’s option. A breach of our contract with the NGA resulting in its termination or a decision by the NGA not to exercise it renewal options under the EnhancedView SLA would have a material adverse effect on our business, financial condition and results of operations.

Although our NGA contracts generally involve fixed annual minimum commitments, such commitments are subject to annual Congressional appropriations and, as a result, the NGA may not continue to fund these contracts at current or anticipated levels. If the NGA terminates, significantly reduces in scope or suspends any of its contracts with us, or changes its policies, priorities, or funding levels, these actions would have a material and adverse effect on our business, financial condition and results of operations. We recognized $124.9 million and $74.6 million of revenue under the NextView SLA with the NGA for the year ended December 31, 2009 and for the six months ended June 30, 2010, respectively, which accounted for approximately 46% of our revenue during the year ended December 31, 2009 and the six months ended June 30, 2010, respectively.

As part of the EnhancedView award, we have entered into a cost-share agreement with the NGA that provides for approximately $337 million of funding for the development and launch of GeoEye-2, which amount represents over 40% of our expected GeoEye-2 development and launch expense. If the cost-share agreement is terminated, it will be difficult for us to obtain a similar level of financing on comparable or acceptable terms, if at all, and if such termination is accompanied by a termination or non-renewal of the EnhancedView SLA, we will experience significant difficulty in obtaining financing for the construction and development of GeoEye-2, which would have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. government policy regarding the use of commercial imagery products and service providers, or material delay or cancellation of the U.S. government EnhancedView program may have a material adverse effect on our revenue and our ability to fund operations and achieve our growth objectives.

Current U.S. government policy encourages the use of commercial imagery products and services to support U.S. national security objectives. We are considered by the U.S. government to be a commercial imagery products and services provider. U.S. government policy is subject to change and any change in policy away from supporting the use of commercial imagery products and service providers to meet U.S. government imagery needs could materially adversely affect our business, financial condition and results of operations.

Satellites have limited useful lives and are expensive to replace.

Satellites have limited useful lives. We determine a satellite’s useful life, or its expected operational life, using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses, estimated remaining fuel or other causes.

The expected operational lives of our satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits in which the satellites are placed. Certain advanced components, such as its cameras, are integral to a satellite’s design functionality and expected operational life. The failure of satellite components can cause damage to, or loss of, the use of a satellite before the end of its expected operational life. Electrostatic storms or collisions with other objects could damage our satellites, which could in turn impair their design functionality. Such objects could include debris from exploded satellites and spent rocket stages, dead satellites and meteoroids. We cannot assure you that each satellite will remain in operation for its expected operational life. We expect the performance of any satellite to decline gradually near the end of its expected operational life.

Our GeoEye-1 satellite was launched in September 2008 and has an expected operational life of nine years. IKONOS, another of our satellites, was fully depreciated in June 2008. We currently expect to continue commercial operations with IKONOS through September 2011 based on a study that was completed in August 2008 and updated in September 2009 by the IKONOS manufacturer, which resulted in an extended life expectancy for IKONOS. However, there can be no assurance that IKONOS will continue to operate adequately to remain commercially viable. Our OrbView-2 satellite, a medium resolution satellite launched in 1997 and providing nominal revenues, has in the past year on several occasions experienced operational anomalies related to various components. When these have occurred, OrbView-2 has switched into “safe-hold mode” in order to protect itself while our ground operations personnel worked to restore its functionality, which has historically taken two weeks to several months. When in safe-hold mode, OrbView-2 is unable to provide medium resolution imagery. OrbView-2 last switched into safe-hold mode on September 11, 2010 and it recently returned to normal operations and we continue to monitor the situation. Management is currently conducting a cost-benefit analysis of continuing OrbView-2’s operations, since we can obtain most information it provides from other external sources and the impact to our revenues of discontinuing the satellite would be nominal.

Replacing a satellite can be expensive. We are currently building GeoEye-2, which we expect to be operational in 2013. We expect to use up to $336.9 million in federal government cost share funds, current cash balances, proceeds from the Preferred Stock sold to Cerberus and funds generated from operations to develop and launch GeoEye-2. If our cost share agreement with the NGA is terminated by the NGA, or if Congress fails to make appropriations to fund payments by the NGA under this cost share agreement, we will have to seek additional financing from outside sources, which we may be unable to obtain. If we do not generate sufficient funds from operations and we cannot obtain financing from outside sources, we will not be able to deploy a new satellite to replace GeoEye-1 at the end of its expected operational life. We cannot assure investors that we will be able to generate sufficient funds from operations or be able to raise additional capital on acceptable terms or on a timely basis, if at all, to develop or deploy follow-on high-resolution satellites.

We cannot assure you that our satellites will operate as designed. We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our operating expenses, lower operating income or lost backlog.

Our satellites employ advanced technologies and sensors that are subject to severe environmental stresses in space that could affect the satellite’s performance. Hardware component problems in space could lead to degradation in performance or loss of functionality of the satellite, with attendant costs and revenue losses. In addition, human operators may execute improper implementation commands that can negatively impact a satellite’s performance. Unanticipated catastrophic events, such as meteor showers or collisions with space debris, could reduce the performance of or completely destroy any of our satellites. Even if a satellite is operated properly, minor technical flaws in the satellite’s sensors could significantly degrade their performance, which could materially affect our ability to collect imagery and market our products successfully.

If we suffer a partial or total loss of a deployed satellite, we would need a significant amount of time and would incur substantial expense to replace that satellite. We may experience other problems with our satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, we may lose most or all of the revenue that otherwise would have been derived from that satellite. In addition, we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. Our inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue. Our business model depends on our ability to sell imagery from our high-resolution satellites. We do not presently have plans to construct and launch a replacement satellite for IKONOS or OrbView-2 if either fails.

During the last year, OrbView-2, which is not a high resolution satellite and which does not have a material effect on our business plan, has experienced operational anomalies related to various components. When these have occurred OrbView-2 has switched into “safe-hold mode” to protect itself while we work on restoring its functionality. When in safe-hold mode, OrbView-2 is unable to provide imagery. The last safe-hold mode incident occurred September 11, 2010, but the satellite has returned to normal operations. While we have historically had success in returning OrbView-2 to operational status from this mode, we cannot assure you that OrbView-2 will continue to operate normally or will return to operational status should it re-enter safe-hold mode. Management is currently conducting a cost-benefit analysis of continuing OrbView-2’s operations, since we can obtain most information it provides from other external sources and the impact to our revenues of discontinuing the satellite would be nominal.

In December 2009, we announced that our engineers detected an irregularity in the equipment that GeoEye-1 uses to point the antenna that transmits imagery to receiving stations on the ground. The irregularity limits the range of movement of GeoEye-1’s downlink antenna, which affects GeoEye-1’s ability to image and downlink simultaneously. GeoEye-1 is able to downlink imagery to GeoEye’s and customer ground stations when not collecting images.

In May 2009, we announced that our engineers detected an anomaly with GeoEye-1 affecting the collection of color imagery by a narrow band of pixels within an image. As a result, we modified our operations and currently collect, produce and deliver color imagery to customers that is unaffected by the anomaly. Subsequently, an adjacent band of pixels experienced the same anomaly. GeoEye-1 imagery collection, production and delivery to customers is unaffected by this second occurrence because of the previous operational modifications implemented by the Company, and the pixel bands affected by the anomaly continue to collect panchromatic (black and white) images normally. While we have designed modifications which we believe would significantly reduce or eliminate the effects to the Company of these types of failures, any failure of our cameras on any of our satellites or other loss of satellite capacity or functionality could require different satellite operational modifications that may have a material adverse effect on our imagery collection operations, and also could materially affect our financial condition and results from operations.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Such delays can result from delays in the construction of satellites, procurement of requisite components, launch vehicles, the limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals and launch failures. Failure to meet a satellite’s construction schedule, resulting in a significant delay in the future delivery of a satellite, could also adversely affect our marketing strategy for the satellite. Even after a satellite has been manufactured and is ready for launch, an appropriate launch date may not be available for several months. Further, any significant delay in the commencement of service of any of our satellites would allow customers who pre-purchased or agreed to utilize capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life.

Our information systems and security systems and networks may be subject to intrusion, resulting in possible interruption, delay or suspension of our ability to provide our products and services, and could result in loss of current and future business.

A breach or breaches of our system security could materially adversely affect our business. Our business involves the transmission and storage of large quantities of electronic data, including the imagery comprising our global imagery library. In addition, our business is becoming increasingly web-based, allowing our customers to access and take delivery of imagery from our digital imagery library over the internet. From time to time we have experienced computer viruses and other forms of third party attacks on our systems that, to date, have not had a material adverse affect on our business. We cannot assure you, however, that future attacks will not materially adversely affect our business.

Despite the implementation and continued upgrading of security measures, our network infrastructure may be vulnerable to computer viruses, unauthorized third party access, or other problems caused by third parties, which could lead to interruptions, delays or suspension of our operations, loss of imagery from our global imagery library, as well as the loss or compromise of technical information or customer information. Inappropriate use of the internet by third parties, including attempts to gain unauthorized access to information or systems—commonly known as “cracking” or “hacking”—could also potentially jeopardize the overall security of our systems, and could deter certain customers from doing business with us. If a breach involves information subject to breach disclosure laws (such as certain personally identifiable information), we may be required to publicly disclose the breach, which may deter customers from dealing with us and/or expose us to material notification expenses. In addition, a security breach that involved classified or other sensitive government information, or certain controlled technical information, could subject us to civil or criminal penalties, and could result in loss of our government contracts, loss of access to classified information, loss of export privileges, or debarment as a government contractor.

Because the techniques used to obtain unauthorized access, or to otherwise infect or sabotage information systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these new techniques or to implement adequate preventative measures. We may also need to expend significant people and financial resources to protect against security breaches or remedy any breaches that might occur. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of web based products and services we offer as well as increase the number of countries within which we do business.

We operate in a highly competitive and specialized industry. The size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of our market share.

Our products and services compete with other satellite and aircraft-based imagery sources and related imagery products and services offered by a wide range and scale of commercial and government providers. Some competitors may have greater financial, personnel and other operating resources than us.

Our major U.S. competitor for high-resolution satellite imagery is DigitalGlobe. DigitalGlobe currently operates three high-resolution satellites, Quickbird, launched in 2001, WorldView-1, launched in September 2007, and WorldView-2 satellite, launched on October 8, 2009. We believe that WorldView-1 has the ability to provide commercial customers with 0.5 meter resolution imagery. In addition, WorldView-2 has the ability to collect color imagery, which could strengthen DigitalGlobe’s position in the industry. Our satellites have different capabilities from those of DigitalGlobe. Historically, we have enjoyed a competitive advantage over DigitalGlobe in the international markets because our high-resolution satellites have had the capability to directly download imagery to our customers’ ground stations. However, the WorldView-1 and WorldView-2 satellites may now have some of the same capabilities. Additionally, both the WorldView-1 and WorldView-2 satellites have higher resolutions and more advanced technologies than our IKONOS satellite.

It is possible that foreign governments could subsidize, fund the development, construct, launch and operate imagery satellites with higher resolution and accuracy in the future, which could enable them to sell Earth imagery from their satellites in the commercial market and thereby compete on price with our imagery products.

If competitors develop and launch satellites with more advanced technologies than ours, or offer services at lower prices than ours, our business and results of operations could be harmed. If we cannot maintain our margins, our financial position could be impacted.

U.S. and foreign governmental agencies may build and operate their own systems which could affect the current and potential market share of our products and services.

The U.S. government currently relies and is likely to continue to rely on government-owned and operated systems for classified satellite-based high-resolution imagery. The U.S. government could reduce its purchases from commercial satellite imagery providers or decrease the number of companies to which it contracts with no corresponding increase in the total amount spent.

The U.S. government and foreign governments also may develop, construct, launch and operate their own imagery satellites, which could reduce their need to rely on commercial suppliers. In addition, such governments could sell Earth imagery from their satellites in the commercial market and thereby compete with our imagery products and services. These governments could also subsidize the development, launch and operation of imagery satellites by our current or future competitors and also subsidize their satellites on the pricing of imagery leading to pricing pressure. Future pricing pressure could lead to market share losses if we choose not to compete on price to retain our existing customer base. Any reduction in purchases of our products and services by the U.S. government could have a material adverse effect on our business and the results of operations.

The success of our products and services will depend on market acceptance, and you should not rely on historic growth rates as an indicator of future growth.

Our success depends on existing markets accepting our imagery products and services and our ability to develop new markets. Our business plan is based on the assumption that we will generate significant future revenues from sales of high-resolution imagery produced by GeoEye-1 and IKONOS and EyeQ web-based information services to current and new customers in our existing markets and to customers in new markets. The commercial availability of high-resolution satellite imagery is still a fairly new market. Consequently, it is difficult to predict accurately the ultimate size of the market and the market acceptance of our products and services. Our strategy to target certain markets for our satellite imagery relies on a number of assumptions, some or all of which may be incorrect. The actual market for our products and services could vary materially from the potential markets that we have identified causing us to target less promising markets and miss opportunities.

We cannot accurately predict whether our products and services will achieve significant market acceptance or whether there will be a market for our products and services on terms we find acceptable. Market acceptance of our commercial high-resolution Earth imagery products and services depends on a number of factors, including the quality, scope, timeliness, sophistication and price and services and the availability of substitute products and services. Lack of significant market acceptance of our offerings, or other products and services that utilize our products and services, delays in acceptance, failure of certain markets to develop or our need to make significant investments to achieve acceptance by the market would negatively affect our business, financial condition and results of operations.

We may not continue to grow in line with our historical growth rates, or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund our liquidity needs and our prospects, financial condition and results of operations could be materially and adversely affected.

Interruption or failure of our infrastructure and image downloading systems could impair our ability to effectively perform our daily operations, protect and maintain the Earth imagery content stored in our image archives and provide our products and services, which could damage our reputation and harm our results of operations.

The availability of our products and services depends on the continuing operation of our infrastructure, information technology and communications systems. Any system downtime or damage to or failure of our systems could result in interruptions in our service, which could reduce our revenue and profits. Our systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers and ground stations have the ability to be powered by backup generators. However, if our primary source of power and the backup generators fail, our daily operations and results of operations would be materially and adversely affected.

In addition, our ground stations and collection systems are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Our satellite imagery is downloaded directly to our ground stations and then stored in our image archives for sale to our customers. As a result, our operations are dependent upon our ability to maintain and protect our Earth imagery content and our image archives and to provide our images to our customers, including our foreign distribution network and value-added resellers and EyeQ customers. The impairment of our ability to perform any of these functions could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our financial condition, liquidity, and results of operations.

We rely on resellers and a foreign distribution network to market and sell our products and services in certain markets and to certain customers. If these distributors and resellers fail to market our products and services successfully, our business, financial condition and results of operations will be materially adversely affected.

We rely principally on foreign regional distributors to market and sell our imagery from the GeoEye-1 and IKONOS satellites internationally. We are currently expanding our efforts to further develop our current and future operations in international markets. These regional distributors may not have the skill or experience to further develop regional commercial markets for our products and services. If we fail to enter into additional regional distribution agreements or if our foreign regional distributors fail to market and sell our imagery products and services abroad successfully, these failures could negatively impact our business, financial condition and results of operations.

We rely on resellers to develop, market and sell our products and services to address certain target markets, including certain industries and geographical markets. If our value-added resellers fail to develop, market and sell our products and services successfully, this failure could negatively affect our business, financial condition and results of operations.

Insurance coverage may be difficult and costly to obtain or maintain.

The terms of the Notes and 2015 Notes require us to obtain launch and in-orbit insurance for any future satellites we construct and launch and also require us to maintain specified levels of in-orbit operation insurance for GeoEye-1, to the extent that such coverage can be obtained at a premium that is not disproportionately high. With respect to GeoEye-1, we currently carry $250.0 million of in-orbit insurance, consisting of $63.0 million of in-orbit insurance in the event of the total loss of the satellite expiring December 1, 2010, plus $187.0 million of in-orbit coverage to be paid if the satellite’s capabilities become impaired as measured against a set of specifications, of which $137.0 million expires on December 1, 2010 and $50.0 million expires on September 6, 2011. We believe that under current market conditions the premiums for additional coverage would be disproportionately high. This insurance is not sufficient to cover the cost of a replacement high-resolution imagery satellite such as GeoEye-1 or to provide us with sufficient funds to repurchase all of the Notes and the 2015 Notes then outstanding in the event that, as a result of such a loss, we are required to make a mandatory offer to repurchase the Notes and the 2015 Notes. With respect to IKONOS, we currently carry $20.0 million of in-orbit coverage to be paid if the satellite’s capabilities become impaired as measured against a set of specifications, expiring December 1, 2010. We do not carry any insurance coverage for the OrbView-2 satellite, as OrbView-2 provides nominal revenues to the company. We will seek to obtain insurance coverage for GeoEye-2 and all future satellites as required under the Notes and the 2015 Notes.

Insurance market conditions or factors outside our control at a time when we would seek required insurance, such as failure of a satellite using similar components or a similar launch vehicle, could cause premiums to be significantly higher than current estimates. Higher premiums on insurance policies will increase our costs. Should the future terms of launch and in-orbit insurance policies become less favorable than those currently available, this may result in limits on amounts of coverage that we can obtain or may prevent us from obtaining insurance at all. Any failure to obtain required insurance could cause a default under the Notes and the 2015 Notes.

A partial or complete failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures, an acceleration of planned capital expenditures, interruptions in service, a reduction in contracted backlog and lost revenue and could have a material adverse effect on our business, financial condition and results of operations.

The global financial crisis may impact our business, financial condition and results of operations in ways that we currently cannot predict.

The continuing credit crisis and related turmoil in the global financial system may have an impact on our business, our financial condition and results of operations. In particular, the cost of capital has increased substantially while the availability of funds from the capital markets has diminished significantly. Accordingly, our ability to access the capital markets may be restricted or be available only on terms we do not consider favorable. Limited access to the capital markets could adversely impact our ability to take advantage of business opportunities or react to changing economic and business conditions and could adversely impact our strategy.

The current economic situation could have an impact on our customers, causing them to fail to meet obligations to us, which could have a material adverse effect on our revenue, results from operations and cash flows. State and local governments may be more vulnerable to the economic downturn and, accordingly, the operations of our subsidiary, M.J. Harden Associates, Inc. have and could continue to face greater exposure to this risk. A continued economic downturn coupled with the uncertainty and volatility of the global financial crisis may have further adverse impact on our business and our consolidated financial condition, results of operations and cash flows that we currently cannot predict or anticipate.

In addition, the current economic downturn has also led to concerns about the stability of financial markets generally and the financial strength of our counterparties. For example, if one or more of our insurance carriers fails, we may not receive the full amount of proceeds due to us in the event of loss or damage to one of our satellites. In addition, if we attempt to obtain future insurance in addition to, or replacement of, our existing coverage, the credit market turmoil could negatively impact our ability to obtain such insurance.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, including any future satellite, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

The implementation of our business strategies requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. We currently expect that our ongoing liquidity requirements for sustaining our operations will be satisfied by cash on hand, cash generated from our existing and future operations, proceeds from the Equity Financing and the net proceeds from the Notes offering. However, we cannot provide assurances that our businesses will generate sufficient cash flow from operations in the future or that future borrowings will be available in amounts sufficient to enable us to execute our business strategies.

Lending institutions have suffered and may continue to suffer losses due to their lending and other financial relationships, especially because of the general weakening of the global economy. As a result, changes in the financial markets may impact our ability to obtain new financing or refinance our existing debt on commercially reasonable terms and in adequate amounts, if at all. If we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategies. We can provide no assurance that we will be able to raise sufficient capital to continue funding our satellite constellation and expand our business.

We received significant funding support from the U.S. government, through NGA, in connection with the construction and launch of GeoEye-1 and have entered into a cost share agreement with NGA providing for up to $336.9 million of funds in connection with the construction and launch of GeoEye-2. Changes in U.S. government policy regarding this kind of support would require us to seek alternative sources of funding for the construction and development of our satellites and there can be no assurance that such funding would be available on terms acceptable to us, if at all.

Failure to obtain, or the revocation of, regulatory approvals could result in service interruptions and materially adversely affect our business, financial position and results of operations.

U.S. government approvals

Operation of our satellites requires licenses from, and is subject to regulation by, the United States Department of Commerce, or DoC. The failure to obtain these licenses, or the revocation of one or more licenses (for example, as the result of our failure to comply with our licenses or applicable regulations), could adversely affect our ability to conduct our business. DoC regulations and license conditions provide that we must obtain prior DoC consent to certain changes in control over, or the holding of certain interests in, the Company. DoC regulations and license conditions also provide that the U.S. government may interrupt service or otherwise limit our ability to distribute satellite images to certain parties, including certain of our customers, in order to address national security or foreign policy concerns or because of the international obligations of the U.S. government. Actual or threatened interruptions or limitations on our service could adversely affect our ability to market our products. In addition, the DoC has the right to review and approve our agreements with foreign entities, including contracts with international customers for high-resolution imagery. We have received such approvals for the agreements in place with our existing international customers. However, such reviews could delay or prohibit us from executing new international agreements or renewals or extensions of our existing agreements, which could materially adversely affect our financial condition and results of operations. See “Regulation—United States—DoC regulation.”

We have in the past and may in the future supply certain of our international customers with access to ground stations that enable these customers to downlink data directly from our satellites. Exporting these ground stations and technical information relating to these stations may require us to obtain export licenses from the DoC or the U.S. Department of State. If the DoC or the U.S. Department of State does not issue these export licenses in connection with future exports, or if these licenses are significantly delayed or contain restrictions, or if the DoC or the U.S. Department of State revokes, suspends or denies a request for renewal of existing licenses, our business, financial condition and results of operations could be materially adversely affected. See “Regulation—United States—Export controls and security clearance regulation.”

We require certain facility and personnel security clearances to perform our classified U.S. Government related business. Security clearances are subject to regulations and requirements including the National Industrial Security Program Operating Manual (NISPOM), which provides baseline standards for the protection of classified information released or disclosed to industry in connection with classified U.S. Government contracts. Among other things, the NISPOM restricts the ability of non-U.S. (“foreign”) entities or individuals to hold foreign ownership, control, or influence (FOCI) over a U.S. person performing classified work for the U.S. Government, such that investments in the Company by a non-U.S. entity or individual could require prior review by the U.S. Department of Defense. The suspension or cancellation of our facility security clearances, or the inability to maintain personnel security clearances for our personnel to perform classified U.S. Government contracts, could have a material adverse effect on our business and results of operations. See “Regulation—United States—Export controls and security clearance regulation.”

Our operation of satellites and ground stations also requires licenses from, and is subject to regulation by, the Federal Communications Commission, or FCC. The FCC regulates the launch and operation of our satellites, the use of satellite spectrum and the licensing of our ground stations terminals located within the United States. The FCC also regulates the ownership and control of its licensees, and must consent to certain changes in such ownership or control. We currently have all required FCC licenses necessary to operate our business as it is currently conducted. However, these licenses have expiration dates which are expected to occur while the satellites and ground systems are still in use. In light of the EnhancedView contract award which includes up to $336.9 million in cost share funds from the NGA for the development and launch of the GeoEye-2 satellite, we are preparing an application to modify our GeoEye-1 satellite FCC license to add the GeoEye-2 satellite and associated ground stations and expect to file this application in the near future. The FCC generally renews licenses routinely, but there can be no assurance that our licenses will be renewed at their expiration dates for full terms or without adverse conditions, or that our application to modify our GeoEye-1 satellite FCC license will be granted. Failure to renew or modify these licenses, obtain FCC authorization to launch and operate any new satellites or otherwise maintain our existing licenses (for example, as the result of our failure to comply with our licenses or applicable regulations) could have a material adverse affect on our ability to generate revenue and conduct our business as currently planned. See “Regulation—United States—FCC regulation.”

International registration and approvals

The use of satellite spectrum is subject to the requirements of the International Telecommunication Union, or ITU. Additionally, satellite operators must abide by the specific laws of the countries in which downlink services are provided from the satellite to ground station terminals within such countries. Our customers or distributors are responsible for obtaining local regulatory approval from the governments in the countries in which they receive imagery downlinked directly from our satellites to ground stations within such countries. If the necessary approvals are not obtained, we will not be able to distribute real time imagery in those regions and this inability to offer real time service in a foreign country could negatively affect our business. In addition, regulatory provisions in countries where we wish to operate may impose unduly burdensome restrictions on our operations. Our business may also be adversely affected if the national authorities where we plan to operate adopt treaties, regulations or legislation unfavorable to foreign companies or limiting the provision of our products and services.

Our international business exposes us to risks relating to increased regulation and political or economic instability in foreign markets.

For the year ended December 31, 2009 and the six months ended June 30, 2010, approximately 27% and 25%, respectively of our total revenues were derived from international sales. We intend to continue to pursue international contracts and we expect to continue to derive substantial revenues from international sales of our products and services. International operations are subject to certain risks, such as:

•	changes in domestic and foreign governmental regulations and licensing requirements;

•	deterioration of relations between the United States and a particular foreign country;

•	increases in tariffs and taxes and other trade barriers;

•	changes in political and economic stability, including fluctuations in the value of foreign currencies, which may make payment in U.S. dollars, as provided for under our existing contracts, more expensive for foreign customers; and

•	difficulties in obtaining or enforcing judgments in foreign jurisdictions.

These risks are beyond our control and could have a material adverse effect on our business.

Our success depends upon a limited number of key personnel.

Our success depends on attracting, retaining and motivating highly skilled engineering and information technology professionals. A number of our employees are highly skilled engineers and other information technology professionals. In addition, our success depends to a significant extent upon the abilities and efforts of the members of our senior executive management team. Competition for highly-skilled individuals is intense, and if we fail to continue to attract, retain and motivate such professionals, our ability to compete in our industry could be adversely affected.

Government audits of our contracts could result in a decrease in our earnings and have a negative effect on our cash position following an audit adjustment.

Our government contracts are subject to cost audits which may occur several years after the period to which the audit relates. If an audit identifies significant unallowable costs, we could incur a material charge to our earnings or reduction in our cash position.

Our effective income tax rate may vary.

Various internal and external factors may have favorable or unfavorable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates; the results of any tax examinations; changing interpretations of existing tax laws or regulations; changes in estimates of prior years’ items; acquisitions; changes in our corporate structure; and changes in overall levels of income before taxes. All of these factors may result in periodic revisions to our effective income tax rate.

Material weaknesses in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting at a reasonable assurance level, we may not be able to accurately report our financial results or prevent fraud, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Management’s assessment of our internal control over financial reporting as of December 31, 2009 identified one material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. With respect to the material weakness, our management concluded that we did not maintain effective controls over the accuracy and valuation of the provision for income taxes. See “Management’s discussion and analysis of financial condition and results of operations—Controls and procedures.” Until the material weakness is fully remediated, this material weakness could lead to errors in our reported financial results and could have a material adverse effect on our results of operations.

Notwithstanding our remediation efforts, the material weakness described above will not be remediated until the new controls operate for a sufficient period of time and are tested to enable management to conclude that the controls are effective. Our management will consider the design and operating effectiveness of these controls and will make any additional changes management determines appropriate.

Further, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses and cause us to fail to timely meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the accuracy and reliability of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated under Section 404. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information.

We may pursue acquisitions, investments, strategic alliances and joint ventures, which could affect our results of operations.

We may engage in various transactions, including purchases or sales of assets, acquisitions of businesses, or entering into investments or contractual arrangements, such as strategic alliances or joint ventures. These transactions may be intended to result in the realization of cost savings, the generation of cash or income or the reduction of risk. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or those such transactions or relationships will be successful.

Any future acquisitions, investments, strategic alliances or joint ventures may require additional debt or equity financing, which, in the case of debt financing, would increase our leverage and potentially affect our creditworthiness. Any deterioration in our creditworthiness or our future credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms.

Risks related to the Notes

The security for your Notes and other remedies will be shared with other debtholders.

The Notes and the guarantees will be secured by junior liens on the collateral. The collateral will be subject to first-priority security interests (subject to certain exceptions) for the benefit of the holders of the 2015 Notes. Furthermore, the Indenture and the security documents pursuant to which the liens will be granted to secure the Notes will permit the incurrence of additional secured indebtedness, including certain additional debt secured by first-priority liens on the collateral or that shares equally and ratably in the liens on the collateral securing the Notes. Any additional debt could consist of additional notes issued under the indenture, additional 2015 Notes and other indebtedness, including under any credit facilities, which could be guaranteed by the same guarantors and could have security interests, with the same or more senior priority, in all of the assets that secure the Notes. Although the holders of obligations secured by first-priority liens on the collateral and the holders of obligations secured by junior liens on the collateral, including the Notes, will share in the proceeds of the collateral, the holders of obligations secured by first-priority liens in the collateral will be entitled to repayment in full of the obligations owed to them from proceeds from any realization of the collateral before the holders of the Notes and the holders of other obligations secured by junior liens in the Collateral receive any such proceeds. Thus, the Notes and the guarantees will be effectively subordinated to the Company’s and the guarantors’ indebtedness under the 2015 Notes and any other indebtedness similarly secured with the 2015 Notes with respect to the collateral. Our incurrence of additional indebtedness secured by priority liens on the collateral or that shares equally and ratably in the liens on the collateral securing the Notes, would further dilute the value of the collateral compared to the aggregate principal amount of Notes issued. We also may acquire additional assets that do not constitute collateral for the Notes. In addition, certain permitted liens on the collateral securing the Notes, including the liens securing the 2015 Notes, will allow the holder of such lien to exercise rights and remedies with respect to the collateral subject to such lien that could adversely affect the value of such collateral and the ability of the collateral agent for the Notes or the holders of the Notes to realize or foreclose upon such collateral. In addition, in the event that the collateral is liquidated, we will be required to distribute all proceeds on a pro rata basis to the holders of the indebtedness secured by such collateral, after giving effect to priority liens, including the liens securing the 2015 Notes. The liquidation of the collateral securing the Notes may not produce proceeds in an amount sufficient to pay in full the principal of, or premium, if any, and accrued interest on your Notes and the other indebtedness secured by the collateral.

The Notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.

The Notes will be structurally subordinated to the indebtedness and other liabilities (including trade payables) of any non-guarantor subsidiary, and holders of Notes will not have any claim as a creditor against any non-guarantor subsidiary. In addition, the Indenture will permit, subject to certain limitations, non-guarantor subsidiaries to incur additional indebtedness and will not contain any limitations on the amount of liabilities (such as trade payables) that may be incurred by them. As of June 30, 2010, our non-guarantor subsidiaries had no debt outstanding.

The terms governing the Notes and the 2015 Notes impose significant operating and financial restrictions on us and our subsidiaries, which may adversely affect our business and liquidity.

The Indenture will contain and the indenture governing the 2015 Notes contains significant operating and financial restrictions on us and our restricted subsidiaries. These restrictions limit our ability, and our restricted subsidiaries’ ability, among other things, to:

•	incur or guarantee more debt;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase or redeem stock or junior indebtedness;

•	create liens;

•	incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	enter into transactions with affiliates;

•	merge or consolidate or transfer all or substantially all of our assets; and

•	transfer or sell assets.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to make payments on the Notes and our other indebtedness, or if we otherwise fail to comply with the various covenants governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross-defaults under our other debt instruments including the Notes. In addition, the holders of secured debt could institute enforcement proceedings against those assets that secure that secured debt. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default, and any of the actions described above could force us into bankruptcy or liquidation. In particular, if the 2015 Notes or the Notes offered hereby were to be accelerated, our assets and cash flow may not be sufficient to repay such indebtedness in full.

The rights of holders of the Notes with respect to the collateral will be limited by the terms of the intercreditor agreement.

Under the terms of the intercreditor agreement, which will be entered into with the collateral agent under the 2015 Notes, at any time that obligations that have the benefit of the first-priority liens on the collateral are outstanding, any actions that may be taken in respect of the collateral, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of collateral from the lien of, and waivers of past defaults under, the security documents, will be at the direction of the holders of the obligations secured by the first-priority liens, and neither the trustee nor the collateral agent on behalf of the holders of the Notes, will have the ability to control or to direct such actions, even if the rights of the holders of the notes are adversely affected, subject to certain exceptions. See “Description of the Notes—Collateral” and “Description of the Notes—Amendments and waivers.” Under the terms of the intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens on the collateral are outstanding, if the holders of such indebtedness release the collateral for any reason whatsoever, including, without limitation, in connection with any sale of assets, the second-priority security interest in such collateral securing the notes will be automatically and simultaneously released without any consent or action by the holders of the Notes, subject to certain exceptions. The collateral so released will no longer secure the Company’s and the guarantors’ obligations under the Notes. In addition, because the holders of the indebtedness secured by first-priority liens in the collateral control the disposition of the collateral, such holders could decide not to proceed against the collateral, regardless of whether there is a default under the documents governing such indebtedness or under the Indenture. In such event, subject to certain limited exceptions, the only remedy available to the holders of the Notes would be to sue for payment on the Notes and the related guarantees and any judgment lien obtained would also be subject to the subordination, standstill and other provisions of the intercreditor agreement. In addition, the intercreditor agreement will give the holders of first-priority liens on the collateral the right to access and to use the collateral that secures the Notes to allow those holders to protect the collateral and to process, store and dispose of the collateral.

The waiver in the intercreditor agreement of rights of marshaling may adversely affect the recovery rates of holders of the notes in a bankruptcy or foreclosure scenario.

The intercreditor agreement provides that, at any time that obligations that have the benefit of the first-priority liens on the collateral are outstanding, the holders of the Notes, the trustee under the Indenture and the collateral agent may not assert or enforce any right of marshaling accorded to a junior lienholder, as against the holders of such indebtedness secured by first-priority liens in the collateral. Without this waiver of the right of marshaling, holders of such indebtedness secured by first-priority liens in the collateral would likely be required to liquidate collateral on which the Notes did not have a lien, if any, prior to liquidating the collateral, thereby maximizing the proceeds of the collateral (due to the reductions in the amount of the indebtedness with a prior claim on such collateral) that would be available to repay our obligations under the Notes. As a result of this waiver, the proceeds of sales of the collateral could be applied to repay any indebtedness secured by first-priority liens in the collateral before applying proceeds of other collateral securing indebtedness, and the holders of Notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the Notes.

Your security interest in certain items of the collateral will not be perfected.

The security interests will not be perfected with respect to certain items of collateral that cannot be perfected by the filing of financing statements in each debtor’s jurisdiction of organization, the actual or constructive delivery of possession of certificated capital stock of our subsidiaries, the filing of an assignment with the United States Patent and Trademark Office or the United States Copyright Office or the recording of a mortgage or aircraft security agreement. Security interests in collateral that require additional special steps, will not be perfected or may not have priority with respect to the security interests of other creditors. To the extent that your security interests in any items of collateral are unperfected, your rights with respect to such collateral will be equal to the rights of our general unsecured creditors in the event of a bankruptcy.

Certain assets may not be assignable.

Certain of the assets of the Company and the other guarantors, including, without limitation, FCC and DoC licenses and other governmental approvals and certain contract rights and other property interests are not assignable under applicable law or may not be assignable under their terms and such property will not constitute collateral for the Notes.

No compliance with the Federal Assignment of Claims Act.

The U.S. government is our largest customer. The security documents do not require us to comply with the Federal Assignment of Claims Act and, accordingly, the noteholders will not have the same rights with respect to these receivables as they would with respect to receivables owing by private entities.

Your rights in the collateral may be adversely affected by the failure to perfect security interests in certain collateral in the future and other issues generally associated with the realization of security interests in collateral.

Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, commercial tort claims, equipment subject to a certificate,

aircraft and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The trustee and collateral agent for the Notes may not monitor, or we may not inform the trustee and collateral agent of, the future acquisition of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the Notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the Notes against third parties. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Notes against third parties.

In addition, the security interest in favor of the collateral agent will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, we or the collateral agent may need to obtain the consent of a third party to obtain or enforce a security interest in an asset. Accordingly, the collateral agent may not have the ability to obtain perfected security interests or foreclose upon those assets and the value of the collateral may significantly decrease.

The value of the collateral securing the Notes may not be sufficient to satisfy our obligations under the Notes.

No appraisal of the value of the collateral has been made in connection with this offering, and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, our ability to implement our business strategy and general economic conditions. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner, and the proceeds from any sale or liquidation of this collateral may not be sufficient to pay our obligations under the Notes.

To the extent that liens securing the 2015 Notes, obligations under any future senior secured indebtedness, pre-existing liens, liens permitted under the Indenture and other rights, including liens on assets excluded from the collateral securing the Notes, encumber any of the collateral securing the Notes and the related guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the trustee under the Indenture or the holders of the Notes to realize or foreclose on the collateral.

The Notes and the related guarantees will be secured, subject to permitted liens, by junior liens on substantially all of our and our guarantors’ assets (subject to certain exceptions). The collateral will also be subject to first-priority security interests for the benefit of the holders of the 2015 Notes, and the Indenture will permit us to incur additional indebtedness secured by a lien that ranks senior to or equally with the Notes. Any such indebtedness may further limit the recovery from the realization of the value of such collateral available to satisfy holders of the Notes.

The Collateral will exclude certain items of property, including, without limitation, items as to which a security interest cannot be granted without violating contract rights or applicable law or other property subject to liens securing vendor financing or permitted liens, leasehold interests in real property and vehicles subject to certificates of title and certain licenses in which a security interest cannot be created without breach of such license or applicable law.

There may not be sufficient collateral to pay off all amounts under the 2015 Notes, the Notes offered hereby and additional debt that we may incur that would be secured on the same or more senior basis as the Notes offered hereby. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the Notes, the holders of the Notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only a senior unsecured, unsubordinated claim against our and our guarantors’ remaining assets.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the Notes will only be entitled to post-petition interest under the bankruptcy code to the extent that the value of their security interest in the collateral (after taking into account any other secured obligations) is greater than their pre-bankruptcy claim. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay the obligations due under the Notes.

We have a substantial amount of indebtedness.

As of June 30, 2010, after giving effect to the offering of the Notes, we would have had $525.0 million of long-term debt in the aggregate, consisting of the Notes and the 2015 Notes.

Our substantial indebtedness has important consequences. For example, it:

•	limits our ability to borrow additional funds;

•	limits our ability to pay dividends;

•	limits our flexibility in planning for, or reacting to, changes in our business and our industry;

•	increases our vulnerability to general adverse economic and industry conditions;

•	limits our ability to make strategic acquisitions;

•	requires us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate activities; and

•	places us at a competitive disadvantage compared to competitors that have less debt.

Interest costs related to our debt are substantial and, as a result, the demands on our cash resources are significant. Our ability to make payments on our debt and to fund operations and planned capital expenditures will depend on our future results of operations and ability to generate cash. Our future results of operations are, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the Indenture will permit us and our subsidiaries to incur substantial additional indebtedness in the future, including secured indebtedness with first-priority liens or pari passu liens, which could further exacerbate the risks described above.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

For the year ended December 31, 2009 and the six months ended June 30, 2010, our interest expense was $36.2 million and $21.3 million, respectively, compared to $38.8 million for the year ended December 31, 2008 and $17.4 for the six months ended June 30, 2009. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, or that we will be able to refinance on commercially reasonable terms or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms it could have a material adverse effect on our financial condition, the value of our outstanding debt (including the Notes offered hereby) and our ability to make any required cash payments under our indebtedness.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade credit rating, and any credit rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. Credit ratings are not recommendations to purchase, hold or sell the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the Notes. Any downgrade by a rating agency could decrease earnings and may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Notes without a substantial discount.

Federal and state statutes allow courts, under specific circumstances, to void or subordinate guarantees and grants of security and require noteholders to return payments received from guarantors.

Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee and the grant of security could be voided, or claims in respect of a guarantee could be subordinated to all other debts or liens of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee or grant of security to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee or grant of security; and

•	was insolvent or rendered insolvent by reason of such grant or guarantee;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If a court were to void the guarantee of a guarantor as the result of a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the Notes would cease to have a claim against that guarantor on its guarantee and would be solely our creditors and any other guarantor whose guarantee was not voided or held unenforceable. A court could also subordinate the guarantee or the lien to the other indebtedness or liens of a guarantor, direct that holders of the Notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors or take other action detrimental to the holders of the Notes.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee or the grant of a security interest to be a fraudulent transfer. This provision may not be effective to protect the guarantees or grants of security interests from being voided under fraudulent transfer law.

We will, absent the occurrence and continuance of an event of default under the Indenture, have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the Notes and the guarantees.

Absent the occurrence and continuance of an event of default under the Indenture, the indenture and the security documents relating to the collateral allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the Notes and the guarantees.

There are circumstances other than repayment or discharge or defeasance of the Notes under which the collateral securing the Notes and guarantees will be released automatically, without your consent or the consent of the collateral agent or the trustee.

Under various circumstances, collateral securing the Notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture, including as a result of an event of loss;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee in accordance with the Indenture;

•	upon defeasance of the Notes or satisfaction and discharge of the Indenture;

•	upon any release, sale or disposition (other than in connection with the repurchase, redemption or other repayment of the 2015 Notes) of collateral pursuant to the terms of the indenture governing the 2015 Notes, subject to certain exceptions, resulting in the release of the lien on such collateral securing the 2015 Notes; and

•	any foreclosure of collateral pursuant to the terms of the security documents securing the 2015 Notes.

In addition, upon certain sales of the assets that comprise the collateral, we will be required to repay amounts outstanding under the 2015 Notes prior to repayment of any of our other indebtedness, including the notes, with the proceeds of such collateral disposition.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale or other disposition of such subsidiary guarantor in a transaction not prohibited by the Indenture.

The Indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the Notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the Indenture, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the Notes by such subsidiary or any of its subsidiaries will be released under the Indenture, but not necessarily under the 2015 Notes or any future secured indebtedness. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. We will have no unrestricted subsidiaries at issuance of the Notes. See “Description of the Notes.”

Your rights to enforce remedies under the security documents will be limited by the voting provisions of security documents.

A collateral agent (directly or through co-agents or sub-agents) will hold, and will be entitled to enforce, all liens on the collateral on behalf of the holders of the Notes and any future indebtedness secured equally with the Notes. Under the terms of the security documents, the collateral agent will generally pursue remedies and take other action related to the collateral pursuant to the direction of the representative for the facility constituting the largest outstanding principal amount (or, in the case of any unterminated revolving facilities we may have in the future, the full commitment, whether used or unused) of the indebtedness and other obligations representing the shared collateral debt, including the Notes. The Notes, when issued, will represent the only shared collateral debt outstanding at such time. However, the Notes may not represent the largest facility of the share collateral debt at any time in the future. In such event, holders of such other indebtedness will have a right to control all remedies and the taking of other actions related to the collateral without the consent of the holders of the Notes or the trustee under the indenture so long as such other indebtedness is outstanding. In addition, as noted above under “The rights of holders of the Notes with respect to the collateral will be limited by the terms of the intercreditor agreement,” even if the Notes are able to direct the collateral agent, the collateral agent has agreed in the intercreditor agreement not to take any action to foreclose on the collateral while the 2015 Notes or other indebtedness secured by a first priority lien are outstanding.

The collateral is subject to casualty risks.

The terms of the Indenture will require us to maintain in-orbit insurance for our existing satellites and obtain launch and in-orbit insurance for any future satellites we construct and launch, and we intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the Notes and the guarantees. See “—Insurance coverage may be difficult and costly to obtain or maintain.”

Security over certain collateral will not be in place on the issue date of the Notes or will not be perfected on the issue date.

Certain security will not be in place on the issue date for the Notes or will not be perfected on the issue date for the Notes. In particular, we will be required to provide and record an aircraft security agreement with respect to specified aircraft no later than 15 days after the issue date for the Notes, provide and record mortgages over specified real property no later than 30 days after the issue date for the Notes, and to use reasonable best efforts to provide control agreements with respect to specified deposit accounts no later than 75 days after the issue date for the Notes. With respect to any security interest granted contemporaneously with the issuance of the Notes, if such security interest is not perfected within 30 days of such issuance then under applicable bankruptcy law it would constitute a preference and such security interest may be set aside in certain circumstances if the applicable grantor were to file for bankruptcy within the time period specified in the bankruptcy code. Similarly, with respect to any security interest that is created subsequent to the issuance of the Notes, such security interest may also constitute a preference that could be set aside in such certain circumstances.

Any future pledge of collateral might be avoidable by a trustee in bankruptcy.

Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the indenture, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

In the event of our bankruptcy, the ability of the holders of the Notes to realize upon the collateral will be subject to certain bankruptcy law and other limitations.

The ability of holders of the Notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable U.S. federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from disposing of security repossessed from such a debtor without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral, including cash collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”

The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the court, in its discretion, determines that a diminution in the value of the collateral occurs as a result of the stay of repossession or the disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the collateral agent for the Notes could foreclose upon or sell the collateral or whether or to what extent holders of Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

In addition, the collateral agent may need to evaluate the impact of the potential liabilities before determining whether to enforce its security interest in the collateral because lenders and noteholders that hold a security interest in real property may be held liable under environmental laws and regulations for the costs of remediating or preventing any release or threatened release of hazardous substances at the secured property. In this regard, the collateral agent may decline to enforce its security interest in the collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the Notes. Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, other liens and practical problems associated with the enforcement of the collateral agent’s security interest in the collateral. In particular, under the terms of the intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens on the Collateral are outstanding, neither the trustee nor the collateral agent, on behalf of the holders of the Notes, will have the ability to control or to direct enforcement and related actions, even if the rights of the holders of the notes are adversely affected, subject to certain exceptions. See “—The rights of holders of the Notes with respect to the collateral will be limited by the terms of the intercreditor agreement.”

The value of the collateral securing the Notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the Notes will only be entitled to post-petition interest under the bankruptcy code to the extent that the value of their security interest in the collateral (after taking into account any other secured obligations) is greater than their pre-bankruptcy claim. Holders of the Notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. We have not conducted appraisals of any of our assets in connection with this offering and cannot assure you that the value of the noteholders’ interest in their collateral equals or exceeds the principal amount of the Notes.

There is no public market for the Notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

The Notes are a new issue of securities, and there is no existing trading market for the Notes. Although the underwriters have informed us that they intend to make a market in the Notes, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell the Notes will be favorable.

We do not intend to apply for listing or quotation of the Notes on any securities exchange or stock market. The liquidity of any market for the Notes will depend on a number of factors, including:

•	the number of holders of Notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that the market for the Notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the Notes, including their inability to sell their Notes at a particular time or at a favorable price.

Unrestricted subsidiaries generally will not be subject to any of the covenants in the indenture and will not guarantee the Notes.

Unrestricted subsidiaries will generally not be subject to the covenants under the Indenture, and will not guarantee or pledge assets to secure the Notes. Unrestricted Subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the Notes. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the Notes.

We may be unable to consummate a mandatory repurchase of the Notes following the sale of certain assets or the occurrence of certain casualty events or upon a change of control.

If we sell certain assets or certain casualty events occur and we do not apply the proceeds from such sale or event in a certain manner or experience specific kinds of changes in control, we must offer to repurchase the Notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest, if any. See “Description of the Notes—Repurchase at the option of holders—Change of control” and “Description of the Notes—Repurchase at the option of holders—asset sales and events of loss.”

If we are required to conduct a mandatory repurchase of Notes, we may not have sufficient funds to pay the purchase price, and we may be required to secure third-party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. The events that cause a mandatory repurchase under the Indenture may also result in an event of default under our 2015 Notes or other future debt, which may cause the acceleration of such indebtedness. Our 2015 Notes contain, and our future indebtedness may also contain, restrictions on our ability to repurchase the Notes upon certain events, including transactions that would cause a mandatory repurchase under the Indenture. Our failure to repurchase the Notes upon the occurrence of such events would constitute an event of default under the Indenture.

The change of control provisions in the Indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the Indenture to trigger our obligation to repurchase the Notes. Except as otherwise described above, the Indenture does not contain provisions that permit the holders of the Notes to require us to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the Indenture includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale of less than all our assets to another person may be uncertain.

Use of proceeds

We estimate that the net proceeds from the offering of the Notes will be approximately $121 million, after deducting the underwriter’s discounts and commissions, our estimated fees and expenses relating the offering. We intend to use the net proceeds from the offering of the Notes for general corporate purposes, which may include working capital, future production and services expansion, contingent capital expenditures and other strategic opportunities.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010, on a historical basis and on an as adjusted basis after giving effect to the offering of the Notes and the Equity Financing. This table should be read in conjunction with “Use of proceeds,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” and our audited and unaudited consolidated financial statements, including the related notes thereto, incorporated by reference into this prospectus.

	As of June 30, 2010
		As
(in millions)	Actual	adjusted

Cash and cash equivalents[1]	$232.6	$431.6

Debt:
Senior Secured Notes due 2015[2]	400.0	400.0
Senior Secured Notes due 2016 offered hereby[3]	–	125.0
Other current liabilities[4]	10.5	–

Total long-term debt	410.5	525.0
Less: current liabilities[4]	10.5	–

Long-term debt, net of current maturities	400.0	525.0
Preferred Stock[5]	–	104.0
Total common stockholders’ equity[5]	314.7	299.2

Total capitalization	$714.7	$928.2

(1)	Includes approximately $47.8 million that was deposited in a restricted account to finance the procurement, construction and launch of one or more high-resolution satellites, including the GeoEye-2. This amount is available to finance the procurement, construction and launch of GeoEye-2 pursuant to the Company’s receipt of the EnhancedView award from the NGA.

(2)	Excludes unamortized financing fees of $18.2 million.

(3)	Represents the principal amount of the Notes.

(4)	Reflects the Company’s commitment to issue 115,000 shares of Preferred Stock, a contingent written call option on 80,000 shares of Preferred Stock and a $2.3 million contingent fee payment by the Company, or, collectively, the Preferred Stock Commitment.

(5)	On September 22, 2010, the Company issued 80,000 shares of Preferred Stock to Cerberus for $78.0 million. The fair value of the Preferred Stock Commitment included in Other current liabilities as of September 22, 2010 is estimated to be approximately $26.0 million and shall be included as an additional cost basis adjustment to the value of the Preferred Stock. This includes a $15.5 million non-cash charge, as included in common stockholders’ equity, to be recorded in the third quarter and subject to completion of our valuation.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010. For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income tax expense (benefit), fixed charges, and amortization of capitalized interest and “fixed charges” consist of interest expense, including amortization of deferred financing costs, capitalized interest, plus one-third of rental expense (this portion is considered to be representative of the interest factor).

								Six months
	Year ended							ended
	December 31,							June 30,
	2005		2006	2007	2008		2009	2009	2010

Ratio of earnings to fixed charges	–	[1]	1.09	2.12	–	[2]	1.43	1.63	2.15

(1)	Earnings, as adjusted, were inadequate to cover fixed charges by $30.1 million in 2005.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges by $12.3 million in 2008.

Selected historical consolidated financial data

The selected historical financial data presented below as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from and should be read together with our audited consolidated financial statements and the notes thereto incorporated by reference into this prospectus. The historical financial data for the six months ended June 30, 2009 and 2010 have been derived from our unaudited condensed consolidated financial statements and the notes thereto incorporated by reference into this prospectus. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the data for the periods presented. Our historical results are not necessarily indicative of our future performance. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. This data should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations.”

						Six months ended June 30,
	December 31,					2009	2010
(in thousands, except per share amounts)	2005	2006	2007	2008	2009	(unaudited)	(unaudited)

Statements of operations data:
Revenues	$40,702	$151,168	$183,023	$146,659	$271,102	$117,912	$161,350
(Loss) Income before (benefit) provision for income taxes	(26,432)	20,004	68,005	10,348	14,488	11,384	26,329
Net (loss) income	(16,080)	2,974	28,470	26,615	32,061	7,815	12,923
(Loss) earnings per common share—basic	(0.99)	0.17	1.62	1.48	1.71	0.42	0.60
(Loss) earnings per common share—diluted	(0.99)	0.16	1.44	1.36	1.55	0.38	0.59

						As of June 30,
	As of December 31,					2010
(in thousands)	2005	2006	2007	2008	2009	(unaudited)

Balance sheet data:
Total assets	$614,538	$752,601	$853,090	$794,605	$947,207	$972,277
Total debt[1]	245,361	246,075	246,789	247,502	381,091	381,842
Stockholders’ equity	147,539	153,327	193,209	230,404	279,955	314,687

(1)	Total debt includes current and long-term portions of debt and unamortized financing fees.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and the discussions under “—Critical accounting policies,” which describes key estimates and assumptions we make in the preparation of our consolidated financial statements, and “Risk factors,” which describes key risks associated with our operations and industry. Percentages presented in the tables throughout our discussion and analysis of financial condition and results of operations may reflect rounding adjustments and consequently totals may not appear to sum.

Overview

GeoEye is a leading commercial provider of high-accuracy, high-resolution Earth imagery, as well as a provider of image processing services and imagery information services to U.S. and foreign government defense and intelligence organizations, domestic federal and foreign civil agencies, and commercial customers. We own and operate three Earth-imaging satellites, GeoEye-1, IKONOS and Orbview-2, and three airplanes with advanced high-resolution imagery collection capabilities. GeoEye-1 is the world’s highest resolution and most accurate commercial imaging satellite. In addition to our imagery collection capacities, we are a global leader in the creation of enhanced satellite imagery information products and services. We operate four state of the art high-resolution image processing and production facilities. Our St. Louis facility processes imagery from numerous commercial and government sensors, in addition to our own, to produce a variety of value-added products. We believe we are the only major commercial imagery satellite operator who can produce imagery from multiple satellite sources in addition to our own. Our satellite and aerial imagery products and services provide our customers with timely and accurate location intelligence, enabling them to analyze geospatial information and monitor and map areas of interest to their needs and demands. We serve a growing global market that requires high-resolution imagery and precision mapping products for applications such as national defense and intelligence, online mapping, environmental monitoring and resource management, energy exploration, asset monitoring, urban planning, infrastructure planning and monitoring, disaster preparedness and emergency response. We own one of the largest commercial color digital satellite imagery libraries in the world, which contains more than 474 million square kilometers of color imagery of the Earth. We believe the combination of our highly accurate satellite and aerial imaging assets, our high-resolution image processing and production facilities, especially our multi-source production capability, and our color digital imagery library differentiates us from our competitors. This enables us to deliver a comprehensive range of imaging products and services to our diverse customer base.

Our principal sources of revenue are derived from imaging services, the sale of satellite imagery directly to end users or value-added resellers, the provision of direct access to our satellites, and associated ground system and processing technology upgrades and operations and maintenance services. We also derive significant revenue from value-added production services where we combine our images with data and imagery from our own and other sources to create sophisticated information products. We have recently initiated information services pursuant to which we derive revenue from hosting information for customers and delivering it through Web services.

Revenues are generally recognized upon delivery of products or services. Revenues from the NGA cost share amounts received under our NextView contract used for the construction of the GeoEye-1 satellite are recognized on a straight-line basis over the expected nine-year operational life of the satellite, which started commercial operations in February 2009. Our operating expenses principally include direct costs of revenue (principally labor and overhead, subcontractor and other direct costs, and satellite insurance); depreciation and amortization, principally relating to our satellites; and selling, general and administrative expenses, which include costs associated with administrative and general management functions; and costs from marketing, advertising, promotion and other selling expenses. Our expenses also include interest expense on our 2015 Notes. We capitalize interest incurred during satellite and ground system construction and development and in-orbit commissioning and the portion of the premiums associated with the insurance coverage of the launch and in-orbit commissioning period of our satellites. Accordingly, prior to the start of GeoEye-1’s commercial operations, we capitalized a portion of insurance premiums in the cost of the satellite that will be amortized over the estimated life of GeoEye-1. Following launch and in-orbit commissioning, insurance premium amounts are charged to expense ratably over the related policy periods.

Products and services

We offer a wide range of imagery products and services, including the collection of satellite and aerial imagery, imagery processing, production services, development of satellite collection systems, operations and maintenance of collection systems and information services. Our customers receive products tailored to their needs, applications and business and government operations.

Satellite imagery

We offer a wide range of high-resolution satellite imagery products that provide our customers with time-critical visual imagery, data and information, which we divide into three general categories:

Geo

Our Geo product, which is the foundation of the imagery product line, is a map-oriented image suitable for a broad range of customer uses. Geo images are suitable for customer visualization and monitoring applications and are delivered to our customers in a data and information format capable of being processed into other advanced imagery products using standard commercially available software.

GeoProfessional

Our GeoProfessional products consist of imagery that has been aligned and geographically corrected by our experienced staff of production personnel to provide the most accurate and precise imagery currently available from a commercial satellite provider. Our production personnel also have the ability to combine various satellite and aerial images into a single, highly detailed and comprehensive image. Available in various levels of accuracy, these GeoProfessional products are suitable for feature extraction, change detection, base mapping and other similar geo-location applications.

GeoStereo

Our GeoStereo product provides at least two images of the same location at different angles to provide our customers with a three-dimensional image of a given location. GeoStereo provides the base images that are used for three-dimensional feature recognition and extraction. These GeoStereo products support a wide range of imagery applications such as digital elevation model creation, building height extraction, spatial layers and three-dimensional feature extraction.

Aerial imagery

Our aerial imagery products are designed to support specific customer requests for high-resolution and highly accurate images. We offer two main types of aerial imagery collected by our dedicated fleet of three imaging aircraft: (1) digital aerial imaging; and (2) light detection and ranging (LiDAR) imaging (an optical remote sensing technology using laser pulses to determine distances to an object or surface). The use of digital aerial imaging provides our commercial and government customers with complete digital images, which can be easily stored in a data management system. The LiDAR technology is a valuable tool for measuring and recording elevation data for use in topographic mapping and three-dimensional terrain and surface modeling, useful in the field of engineering.

Production services

Images and image products generated by our production service operations are purchased by both U.S. government agencies and commercial customers. Production services typically entail the processing and production of specific data and imagery information products that are built to stringent customer specifications. We have developed advanced processing systems that enable us to process raw data from a wide range of both government and commercial sensors (imaging satellites) and then merge the source images into very precise information and imagery products to meet the needs of a broad range of customers. Our production services range from the generation of precision imagery products (for example, digital elevation maps) to the extraction of site-specific features (for example, airports, highways, and buildings) for our customers’ database development.

Our production services, which are designed to increase the accuracy and precision of satellite and aerial imagery, include the following production processes:

•	Georectification. This is a computer-processing operation that corrects the pixel locations of a digital image to remove image distortions caused by the non-vertical pointing and movement of the sensor during the imaging event.

•	Tonal correction. This is the scientific correction of the color variations between various component images of an image mosaic so that the image or picture reflects a coherent color structure.

•	Image mosaicking. This is the process of merging or stitching multiple satellite images together. Since images are taken at different look angles, elevations, weather, times and season, etc., they will not match each other tonally or in exact location to the ground. Prior to mosaicking, images are tonally balanced as much as possible. They are also block adjusted—the images are shifted in relation to each other and to ground truth to improve accuracy. The result is a group of images that will match each other in location and color, so they can be mosaicked (stitched) together. The result is one composite image, which is as seamless as possible.

•	Orthorectification. This is the process of accurately registering imagery to ground coordinates and geometrically correcting it for differences caused by Earth elevation differences at the image location. For example, orthorectification is used to make buildings and objects in an image appear to be standing straight instead of leaning. After processing, the image can be used for a variety of mapping applications, including land use and land-cover classification, terrain analysis, natural resource mapping, backdrops for maps, temporal-change analysis, multi-image fusion, and others.

Our production services include LiDAR elevation data, maps, topographic maps, digital orthophoto imagery, remote sensing services, survey and inventory services and Geospatial Information System (GIS) consulting and implementation. We also offer geospatial products and services to help develop and manage geospatial data to support customer documentation needs, inventory of resources and engineering and development applications.

Information services

We also provide imagery information services, which combine our imagery with real-time, third-party data to create a sophisticated and customized information product for our customers. During the last quarter, we launched our information services business in an effort to give our customers global on-demand access to imagery and related information products over the Web. This new Web services platform, which we call EyeQ, provides the core infrastructure for this new service and our new geospatial information services business. EyeQ commenced operations in April 2010.

EyeQ delivers imagery and other location-based information through annual or multi-year subscriptions and user licenses. EyeQ offers a Web interface with tools that function as our customers’ data center. EyeQ serves up imagery and other standards-based content throughout the customers’ data network and out to their customers and partners.

With EyeQ, our customers have access to secure, timely and accurate location information delivered into their business environment. EyeQ is user friendly and is available twenty-four hours a day and seven days a week. EyeQ serves our goal of simplifying access to and delivery of imagery and location information.

Impact of significant transactions

GeoEye-1 satellite, NextView program and Service Level Agreement

The NGA announced in March 2003 that it intended to support, through the NextView program, the continued development of the commercial satellite imagery industry. The NGA also announced that it intended to award two imagery providers with contracts to support the engineering, construction and launch of the next generation of imagery satellites. On September 30, 2004, the NGA awarded us a contract as the second provider under the NextView program and, as a result, we contracted for the construction of a new satellite, GeoEye-1. Under the NextView program, we began delivering imagery to the NGA from our IKONOS satellite in February 2007 and from our GeoEye-1 satellite in the first quarter of 2009.

GeoEye-1 was launched in September 2008 and started commercial operations and obtained certification from the NGA in February 2009, at which point the satellite commenced full operations. GeoEye-1 is currently the world’s highest-resolution and highest-accuracy commercial imagery satellite and offers both black and white and color imagery. The GeoEye-1 satellite was constructed as part of our participation in the NextView program. We achieved deployment of GeoEye-1 for less than the maximum cost specified in our NextView contract with the NGA.

Total final capitalized costs (including financing and launch insurance costs) of the GeoEye-1 satellite and ground systems were $478.3 million. Under the NextView contract, the NGA agreed to support the project with a cost share totaling approximately $237.0 million spread over the course of the project development and subject to various milestones. In March 2009, the NGA paid us the final installment of its cost share obligation. We recognize this as revenue on a straight-line basis over the expected nine-year operational life of the satellite. During the six months ended June 30, 2010, we recognized $12.1 million of deferred revenue under the NextView contract.

On December 9, 2008, we entered into the NextView SLA with the NGA under which the NGA agreed to purchase GeoEye-1 imagery from us through November 30, 2009. The NextView SLA provided for monthly payments of $12.5 million, subject to a maximum reduction of 10% based on performance metrics. Under the NextView SLA, to the extent that less than $12.5 million was paid by the NGA in any month, the shortfall was used to fund an extension of the contract. On August 6, 2010, the NGA awarded us a new contract under the EnhancedView program, which includes monthly payments under the EnhancedView SLA on terms similar to the NextView SLA. During the six months ended June 30, 2010, we recognized $74.6 million of revenue under the NextView SLA.

In December 2009, we announced that our engineers detected an irregularity in the equipment that GeoEye-1 uses to point the antenna that transmits imagery to receiving stations on the ground. The irregularity limits the range of movement of GeoEye-1’s downlink antenna, which affects GeoEye-1’s ability to image and downlink simultaneously. GeoEye-1 is able to downlink imagery to GeoEye’s and customer ground stations when not collecting images.

In May 2009, we announced that our engineers detected an anomaly with GeoEye-1 affecting the collection of color imagery by a narrow band of pixels within an image. As a result, we modified our operations and currently collect, produce and deliver color imagery to customers that is unaffected by the anomaly. Subsequently, an adjacent band of pixels experienced the same anomaly. GeoEye-1 imagery collection, production and delivery to customers is unaffected by this second occurrence because of the previous operational modifications implemented by the Company, and the pixel bands affected by the anomaly continue to collect panchromatic (black and white) images normally. While we have designed modifications which we believe would significantly reduce or eliminate the effects to the Company of these types of failures, any failure of our cameras on any of our satellites or other loss of satellite capacity or functionality could require different satellite operational modifications that may have a material adverse effect on our imagery collection operations, and also could materially affect our financial condition and results from operations.

GeoEye-2 satellite

On August 6, 2010, we were awarded a contract valued at up to $3.8 billion from the NGA for increased commercial satellite-imaging capacity related to a new program called EnhancedView.

This competitively awarded contract supports the EnhancedView program by providing products and services that will help meet the increasing geospatial intelligence needs of the intelligence community and Department of Defense.

The award includes the following components:

•	$2.8 billion for commercial satellite imagery purchases under the Enhanced View SLA over the next ten years, with an initial one year term and nine one year options to renew, as follows:

•	An extension of the NGA’s current ability to purchase commercial imagery from the Company’s existing satellite constellation under a Service Level Agreement for $12.5 million per month ($150 million per year).

•	An additional award to purchase commercial imagery, when GeoEye-2 becomes operational in 2013, for approximately $15.3 million per month ($184 million per year) for seven years.

•	Up to $336.9 million cost share for the development and launch of GeoEye-2.

•	Up to $700 million for value-added products and services to include at NGA’s option the design and procurement of additional infrastructure to support government operations. This also includes our EyeQ Web Mapping Services to be delivered under the EnhancedView SLA.

This program replaced the NextView program, which the NGA extended through August 2010.

In preparation for meeting the U.S. government’s need and given the long lead time associated with providing additional capacity, we entered into a contract with ITT Corporation during the third quarter of 2007, pursuant to which ITT Corporation commenced work on the advanced camera for our GeoEye-2 satellite. ITT Corporation’s work could be used to accelerate the deployment of GeoEye-2 so that it could become operational in 2013. As of June 30, 2010, we have incurred total capitalized costs of $145.4 million constructing GeoEye-2. On March 11, 2010, the Company announced the selection of Lockheed Martin Space Systems Company to build the GeoEye-2 satellite and has subsequently signed a launch agreement with Lockheed Martin Commercial Launch Services.

Preferred Stock

On March 4, 2010, the Company entered into a binding commitment letter permitting Cerberus to purchase Preferred Stock and provide debt financing, the proceeds of which will be used for development and launch of GeoEye-2. Subsequently, on March 22, 2010, the Company entered into a Stock Purchase Agreement and a Note Purchase Agreement. Under the Stock Purchase Agreement, Cerberus had an option to purchase 80,000 shares of Preferred Stock. This additional financing was necessary to fund the costs of development of GeoEye-2 because the original proposal for EnhancedView required that, upon a successful contract award, the Company would need to provide a letter of credit for the full amount of any potential cost share award that would be received from the NGA through development of GeoEye-2 and for a period of up to three years after the NGA’s certification of the satellite’s imagery. This letter of credit requirement was subsequently dropped.

Cerberus elected the option to purchase up to $80.0 million in Preferred Stock, at a discounted amount of $78.0 million, since the Company has received an award from the NGA without the letter of credit requirement.

On September 22, 2010, we consummated a preferred stock issuance pursuant to the Stock Purchase Agreement with Cerberus. Pursuant to the terms of the Stock Purchase Agreement and in accordance with the EnhancedView award by the NGA, Cerberus purchased 80,000 shares of a newly issued series of convertible preferred stock of the Company, or the Preferred Stock, having an initial liquidation preference of $1,000 per share, resulting in gross proceeds to the Company of $78.0 million. The issuance of 80,000 shares of Preferred Stock to Cerberus represents an ownership interest, assuming conversion of such Preferred Stock to the Company’s common stock, of approximately 11% as of the date of this prospectus.

The Preferred Stock will be entitled to receive a dividend at an annual rate of 5%, payable in kind, in cash or securities, at the Company’s option. The Preferred Stock will have a conversion price of $29.76 per share, subject to adjustment and customary anti-dilution adjustments. Holders of the Preferred Stock will vote with the Company’s common stock on an as-converted basis. However, Cerberus is not permitted to vote with Preferred Stock to the extent it would result in Cerberus voting more than an equivalent of 19.99% of the Company’s outstanding voting securities.

Cerberus agreed to provide the Company, at the Company’s option, assuming a letter of credit requirement, with debt financing of $100.0 million, contingent upon the Company receiving an award from the NGA with a letter of credit requirement, to build GeoEye-2 under the EnhancedView program. Subsequently, the NGA awarded the Company an EnhancedView contract without a letter of credit requirement, and this debt facility was cancelled. The Company had paid a non-refundable commitment fee of 2% or $2.0 million, of the face value of the Cerberus debt financing. Total unamortized deferred financing costs of $6.4 million, including the non-refundable commitment fee, were written off in the third quarter of 2010.

The Company expects to use cash on hand, cash flow from operations, proceeds from the NGA cost share and the additional financing provided by Cerberus to build GeoEye-2.

Results of operations

Comparison of six months ended June 30, 2009 and 2010

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Revenues	$117,912	100.0%	$161,350	100.0%	$43,438	36.8%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	46,400	39.4	51,183	31.7	4,783	10.3
Depreciation and amortization	24,396	20.7	32,222	20.0	7,826	32.1
Selling, general and administrative	21,552	18.3	27,165	16.8	5,613	26.0

Total operating expenses	92,348	78.3	110,570	68.5	18,222	19.7

Income from operations	25,564	21.7	50,780	31.5	25,216	98.6

Interest expense, net	14,180	12.0	15,995	9.9	1,815	12.8
Other non-operating expense	–	–	8,419	5.2	8,419	100.0
Loss from early extinguishment of debt	–	–	37	0.0	37	100.0

Income before provision for income taxes	11,384	9.7	26,329	16.3	14,945	131.3

Provision for income taxes	3,569	3.0	13,406	8.3	9,837	275.6

Net income	$7,815	6.6	$12,923	8.0	$5,108	65.4

Revenues

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Imagery	$88,684	75.2%	$120,730	74.8%	$32,046	36.1%
NextView cost share	8,985	7.6	12,076	7.5	3,091	34.4
Production and other services	20,243	17.2	28,544	17.7	8,301	41.0

Total revenues	$117,912	100.0	$161,350	100.0	$43,438	36.8

Imagery revenues increased $32.0 million to $120.7 million for the six months ended June 30, 2010 from $88.7 million in the same period in 2009 primarily due to the increased level of deliveries to the NGA and other regional affiliate customers using GeoEye-1 for the full six months of 2010, as compared to four and a half months in 2009 as a result of commencement of GeoEye-1 operations in February 2009.

Production and other services revenues increased $8.3 million for the six months ended June 30, 2010 compared to the same period in 2009 primarily due to an increase in our value-added production services resulting from higher customer demand and system process improvements and enhancements.

Total domestic and international revenues were as follows:

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Domestic	$81,357	69.0%	$121,886	75.5%	$40,529	49.8%
International	36,555	31.0	39,464	24.5	2,909	8.0

Total revenues	$117,912	100.0	$161,350	100.0	$43,438	36.8

Domestic revenues increased $40.5 million to $121.9 million for the six months ended June 30, 2010 from $81.4 million in the same period in 2009 primarily due to the substantial increase in imagery provided by Geo-Eye-1 under the NextView SLA agreement in 2010 and an increase in production services due to higher customer demand and system process improvements and enhancements.

International revenues increased $2.9 million to $39.5 million for the six months ended June 30, 2010 from $36.6 million in the same period in 2009 primarily due to our international regional affiliates expanding their imagery demands to include access to the new GeoEye-1 satellite for the full six months in 2010 as compared to four and a half months in 2009 as a result of commencement of GeoEye-1 operations in February 2009.

Direct costs of revenue

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Labor and overhead	$22,392	19.0%	$25,375	15.7%	$2,983	13.3%
Subcontractor	13,273	11.3	15,658	9.7	2,385	18.0
Satellite insurance	5,854	5.0	3,099	1.9	(2,755)	(47.1)
Other direct costs	4,881	4.1	7,051	4.4	2,170	44.5

Total direct costs of revenue	$46,400	39.4	$51,183	31.7	$4,783	10.3

Labor and overhead costs increased $3.0 million for the six months ended June 30, 2010 compared to the same period in 2009 primarily due to increased labor and overhead related to the GeoEye-1 satellite, which became operational in the first half of 2009.

Subcontractor expenses increased $2.4 million for the six months ended June 30, 2010 compared to the same period in 2009 primarily due to costs incurred related to the GeoEye-1 satellite irregularity that occurred in December 2009. Satellite insurance decreased $2.8 million for the six months ended June 30, 2010 compared to the same period in 2009 primarily due to the reduction in insurance premiums in 2010.

Other direct costs of revenue increased $2.2 million during the six months ended June 30, 2010, compared to the same periods in 2009, primarily due to costs related to the delivery of ground terminal equipment sold in the second quarter of 2010 and the recognition of the costs of ground system upgrades that are being recognized over the combined delivery term of the service in 2010.

Depreciation and amortization

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Depreciation	$23,067	19.6%	$30,901	19.2%	$7,834	34.0%
Amortization	1,329	1.1	1,321	0.8	(8)	(0.6)

Total depreciation and amortization	$24,396	20.7	$32,222	20.0	$7,826	32.1

The increase of $7.8 million in depreciation for the six months ended June 30, 2010 from the same period in 2009 was primarily due to a full six months of depreciation of GeoEye-1 in 2010, compared to four and a half months of depreciation in 2009 as a result of commencement of operations of the GeoEye-1 satellite in February 2009.

Selling, general and administrative expenses

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Payroll, commissions and related costs	$9,872	8.4%	$12,677	7.9%	$2,805	28.4%
Stock compensation	885	0.8	2,235	1.4	1,350	152.5
Professional fees	7,046	6.0	5,204	3.2	(1,842)	(26.1)
Research and development	–	–	783	0.5	783	100.0
Other	3,749	3.2	6,266	3.9	2,517	67.1

Total selling, general and administrative expenses	$21,552	18.3	$27,165	16.8	$5,613	26.0

The increase of $5.6 million in total selling, general and administrative expenses for the six months ended June 30, 2010 compared to the same period in 2009 was primarily as a result of increased headcount in the finance and accounting areas to replace outside consultants which resulted in a decrease in professional fees during the comparable periods. Additionally, we experienced an increase from our bid and proposal efforts related to new business development, mainly for the EnhancedView program.

Interest expense, net

The composition of interest expense, net was as follows:

	For the six months ended June 30,

	2009		2010		Change between
		% of		% of	2009 and 2010
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Interest expense	$17,402	14.8%	$21,259	13.2%	$3,857	22.2%
Capitalized interest	(2,919)	(2.5)	(5,174)	(3.2)	(2,255)	(77.3)
Interest income	(303)	(0.3)	(90)	(0.1)	213	70.3

Total interest expense, net	$14,180	12.0	$15,995	9.9	$1,815	12.8

Interest expense during the six months ended June 30, 2010, compared to the comparable period in 2009 increased primarily due to the increase in our long-term debt balance in 2010 as a result of the issuance of the $400.0 million of 2015 Notes as compared to the previous $250.0 million of 2012 Notes, offset by the reduction of our cost of capital from a floating rate of at least 12% related to the 2012 Notes compared to a fixed coupon rate of 9.625% related to the 2015 Notes. The increase in capitalized interest during the six months ended June 30, 2010, compared to the comparable period in 2009, was due to increased capitalized interest associated with the construction of the GeoEye-2 satellite which escalated in 2010.

Provision for income taxes

The effective income tax rate was 38.6% and 37.2% before discrete items for the six months ended June 30, 2010 and 2009, respectively. Income tax expense was $13.4 million and $3.6 million including discrete items for the six months ended June 30, 2010 and 2009, respectively. The increase in income tax expense for the six months was primarily due to the increase in book income.

Our effective tax rate exclusive of discrete items differs from the federal tax rate due to state and local income taxes, adjustments to our recorded valuation allowance and permanent tax difference items.

The impact of the Preferred Stock Commitment is currently not deductible for income tax purposes and will result in a difference between book and tax reporting.

Comparison of years ended December 31, 2008 and 2009

	For the year ended December 31,

	2008		2009		Change between
		% of		% of	2008 and 2009
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Revenues	$146,659	100.0%	$271,102	100.0%	$124,443	84.9%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	72,216	49.2	94,693	34.9	22,477	31.1
Depreciation and amortization	11,357	7.7	57,166	21.1	45,809	403.4
Selling, general and administrative	36,990	25.2	46,608	17.2	9,618	26.0
Inventory impairment and satellite impairment settlement	3,296	2.2	–	–	(3,296)	(100.0)

Total operating expenses	123,859	84.5	198,467	73.2	74,608	60.2
Income from operations	22,800	15.5	72,635	26.8	49,835	218.6
Interest expense, net	11,452	7.8	31,020	11.4	19,568	170.9
Loss from early extinguishment of debt	–	–	27,127	10.0	27,127	100.0

Other non-operating expense	1,000	0.7	–	–	(1,000)	(100.0)

Income before provision for income taxes	10,348	7.1	14,488	5.3	4,140	40.0
Benefit for income taxes	(16,267)	(11.1)	(17,573)	(6.5)	(1,306)	8.0

Net income	$26,615	18.1	$32,061	11.8	$5,446	20.5

Revenues

	For the year ended December 31,

	2008		2009		Change between
		% of		% of	2008 and 2009
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Imagery	$102,102	69.6%	$206,417	76.1%	$104,315	102.2%
NextView cost share	–	–	21,062	7.8	21,062	100.0
Production and other services	44,557	30.4	43,623	16.1	(934)	(2.1)

Total revenues	$146,659	100.0	$271,102	100.0	$124,443	84.9

Imagery revenues increased $104.3 million primarily due to the substantial increase in levels of deliveries to NGA using the GeoEye-1 satellite under the NextView SLA agreement that commenced in February 2009. During the fourth quarter of 2009, we recorded reductions of revenue of $6.1 million as a result of the GeoEye-1 satellite irregularity and contract modifications. NextView cost share revenues of $21.1 million are related to the recognition of deferred revenue from cost share amounts received from NGA and recognized over the useful life of the satellite. Production and other services revenues decreased by a net $0.9 million in 2009 compared to 2008 primarily due to a $4.0 million revenue decrease in the combination of our digital aerial imagery service and the SeaStar Fisheries Information Service, both of which have been negatively affected by the economic downturn resulting in lower sales volumes. This revenue decline was partially offset by a $3.9 million increase in our U.S. government and commercial based value-added production services.

Direct costs of revenue

	For the year ended December 31,

	2008		2009		Change between
		% of		% of	2008 and 2009
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Labor and overhead	$27,443	18.7%	$48,924	18.0%	$21,481	78.3%
Subcontractor	23,828	16.2	27,030	10.0	3,202	13.4
Satellite insurance	600	0.4	8,235	3.0	7,635	1,272.5
Other direct costs	20,345	13.9	10,504	3.9	(9,841)	(48.4)

Total direct costs of revenue	$72,216	49.2	$94,693	34.9	$22,477	31.1

Direct costs of revenue include the costs of operating our satellites and related ground systems, as well as on-going costs related to our operations and maintenance contracts. Subcontractor expenses include payments to third parties for support in operating the IKONOS and GeoEye-1 satellites and their related ground stations. Other direct costs include third party costs and fees to support our satellite programs as well as payments to international regional affiliates to purchase IKONOS imagery collected by them in their exclusive regions and which we resell to our customers. Labor and overhead costs increased $21.5 million compared to the same period in 2008 primarily due to increased labor and overhead related to the operation of the GeoEye-1 satellite, which became operational in the first quarter of 2009. Subcontractor costs increased $3.2 million in 2009 compared to 2008 primarily due to an increase in operational and maintenance costs to support the GeoEye-1 satellite during 2009. Satellite insurance increased $7.6 million compared to the same period in 2008 due to the commencement of amortization of in-orbit insurance premiums for the GeoEye-1 satellite which began operations in February 2009. Other direct costs decreased $9.8 million in 2009 compared to 2008 primarily due to the impact of the sale of ground station upgrades of $6.0 million in 2008 that did not occur in 2009 as well as our decreased need to purchase IKONOS imagery from our regional affiliates for resale to other customers by $5.6 million, offset by a $1.7 million increase in 2009 related to the recognition of the costs of the ground systems upgrades that are being recognized over the combined delivery term of the service.

Depreciation and amortization

	For the year ended December 31,

	2008		2009		Change between
		% of		% of	2008 and 2009
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Depreciation	$8,624	5.9%	$54,516	20.1%	$45,892	532.1%
Amortization	2,733	1.9	2,650	1.0	(83)	(3.0)

Total depreciation and amortization	$11,357	7.7	$57,166	21.1	$45,809	403.4

The increase of $45.9 million in depreciation in 2009 from 2008 was primarily due to the commencement of GeoEye-1 satellite operations in February 2009, when we began depreciating the GeoEye-1 satellite and the related ground systems. Amortization expense is primarily associated with acquired contracts and customer relationship intangibles.

Selling, general and administrative expense

	For the year ended December 31,

	2008		2009		Change between
		% of		% of	2008 and 2009
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Payroll, commissions and related costs	$20,370	13.9%	$24,307	9.0%	$3,937	19.3%
Professional fees	9,127	6.2	13,450	5.0	4,323	47.4
Research & development	–	–	1,399	0.5	1,399	100.0
Other	7,493	5.1	7,452	2.7	(41)	(0.6)

Total selling, general and administrative expenses	$36,990	25.2	$46,608	17.2	$9,618	26.0

Selling, general and administrative expenses include the costs of the finance, administrative and general management functions as well as the costs of marketing, advertising, promotion and other selling expenses. Payroll, commissions, and related costs increased $3.9 million in 2009 compared to 2008 primarily due to increases in headcount, commissions, and the annual performance bonus and stock compensation expense as a result of growth of our operations. The increase in professional fees of $4.3 million compared to the same period in 2008 was primarily attributable to fees for accounting and tax services and related internal control remediation efforts as well as for bid and proposal efforts related to new business development mainly for the EnhancedView program. Research and development expenses primarily include the cost of services and supplies in the development of the new information services business.

Inventory impairment and satellite impairment settlement

During 2008, we determined that $2.2 million of certain inventory costs related to a terminated customer contract should be written off.

We had a post-launch in-orbit milestone payment obligation with Orbital Sciences in connection with the ongoing performance of OrbView-3 that was written off in the first quarter of 2007 in conjunction with the loss of OrbView-3. The obligation was subsequently settled and $1.1 million was paid in April 2008.

Interest expense, net

The composition of interest expense, net is as follows:

	For the year ended December 31,

	2008		2009		Change between
		% of		% of	2008 and 2009
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Interest expense	$38,844	26.5%	$36,183	13.3%	$(2,661)	(6.9)%
Capitalized interest	(22,657)	(15.4)	(4,771)	(1.8)	17,886	78.9
Interest income	(4,735)	(3.2)	(392)	(0.1)	4,343	91.7

Total interest expense, net	$11,452	7.8	$31,020	11.4	$19,568	170.9

Interest expense, net includes interest expense on our 2012 Notes and 2015 Notes, amortized prepaid financing costs, amortization of debt discount, market adjustments to fair value of the related derivative instruments and excludes capitalized interest expense associated with the construction of the satellites and related ground systems as well as interest income.

Interest expense, net increased primarily due to the decrease in capitalization of interest of $17.9 million as a result of the commencement of the GeoEye-1 satellite operations in February 2009 offset by the $2.4 million decrease related to losses recorded on the derivative instruments in 2008 and not incurred in 2009.

Due to the issuance of the 2015 Notes in the fourth quarter of 2009, we were able to lower our cost of capital by reducing our interest rate from a floating rate of at least 12% to a fixed coupon rate of 9.625%. Interest expense related to the 2012 Notes was $26.9 million and $36.4 million for the years ended December 31, 2009 and 2008, respectively. Interest expense related to the 2015 Notes was $9.3 million for the year ended December 31, 2009.

In connection with the issuance of the 2012 Notes, we entered into an interest rate swap arrangement in June 2005 pursuant to which the effective interest rate under the 2012 Notes was fixed at 13.75% through July 1, 2008. In February 2008, we entered into a $250.0 million interest rate cap agreement that intended to protect us from increases in interest rates by limiting our interest rate exposure to the three-month LIBOR with a cap of 4.0%. The cap option cost was $0.5 million and was effective July 1, 2008 through January 1, 2010. As of December 31, 2009 the fair value of the interest rate cap was zero.

Interest income decreased by $4.3 million in 2009 primarily due to lower average cash balances and lower average interest rates on cash balances during 2009 as compared with 2008.

Other non-operating expense

During the fourth quarter of 2008 we impaired a cost-method investment in the amount of $1.0 million.

Loss from early extinguishment of debt

The loss from early extinguishment of debt for the year ended December 31, 2009, was $27.1 million, due to the issuance of the 2015 Notes with a face value of $400.0 million in October 2009 and repayment of $249.5 million of our 2012 Notes. The early extinguishment of debt represents the expensing of the unamortized prepaid financing costs, unamortized discount and tender premium related to the 2012 Notes.

Provision for income taxes

We recorded an income tax benefit of $17.6 million and $16.3 million for 2009 and 2008, respectively. Tax provisions were calculated using our estimated annual effective tax rate of approximately 39% and 42% for 2009 and 2008, respectively, prior to the application of discrete items.

The total liability for unrecognized tax benefits for 2009 and 2008 was $0.2 million and $1.4 million, respectively. During 2009, we paid certain items that were reserved, removed certain items for which we have received waivers from related jurisdictions and removed those items settled as a result of filing our 2008 income tax returns and related method changes. We recorded additional reserves related to income tax penalties and interest for state taxes and research and development credits.

On October 15, 2009, the Internal Revenue Service (“IRS”) approved our ruling request regarding an ownership change to effectively allow us to recover $57.6 million of previously limited net operating loss generated prior to November 2004. We plan to amend prior year income tax returns resulting in a tax receivable of approximately $12.4 million and the remaining $24.1 million carryforward balance has been recorded as an $8.9 million deferred tax asset. The utilization of the deferred tax asset related to the restored net operating loss carryforward is limited to approximately $4.0 million per year as part of a Section 382 ownership change. Additionally, we plan to carryback our current year loss for tax purposes and adjust the effect of prior year restatements, resulting in an income tax receivable of approximately $27.3 million and the remaining $31.1 million carryforward balance has been recorded as an $11.8 million deferred tax asset. The total federal and state net operating loss carryforward, is approximately $55.0 million. The federal net operating loss carryforward will expire between tax years 2021 and 2029 and the state net operating loss carryforward from various jurisdictions will expire between tax years 2017 and 2029.

The statutes of limitations for income tax returns in the U.S. federal jurisdiction and various state jurisdictions for tax years 2005 through 2008 have not expired and thus these years remain subject to examination by the IRS and state jurisdictions. Significant state jurisdictions that remain subject to examination include Colorado, Virginia and Missouri for tax years 2005 through 2008. For tax years that we are no longer subject to federal, state and local tax examinations by tax authorities, the tax attribute carryforwards generated from these years may still be adjusted upon examination by tax authorities.

During 2008, we filed an application for change in method of tax accounting for the NextView cost-share payments with the IRS. As a result of the filing, we will recognize a revenue adjustment of $48.5 million annually until tax year 2011.

Comparison of years ended December 31, 2007 and 2008

	For the year ended December 31,

	2007		2008		Change between
		% of		% of	2007 and 2008
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Revenues	$183,023	100.0%	$146,659	100.0%	$(36,364)	(19.9)%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	64,628	35.3	72,216	49.2	7,588	11.7
Depreciation and amortization	16,474	9.0	11,357	7.7	(5,117)	(31.1)
Selling, general and administrative	22,737	12.4	36,990	25.2	14,253	62.7
Inventory impairment and satellite impairment settlement	–	–	3,296	2.2	3,296	100.0

Total operating expenses	103,839	56.7	123,859	84.5	20,020	19.3
Income from operations	79,184	43.3	22,800	15.5	(56,384)	(71.2)
Interest expense, net	14,189	7.8	11,452	7.8	(2,737)	(19.3)
Other non-operating (income) expense	(3,010)	(1.6)	1,000	0.7	4,010	(133.2)

Income before provision for income taxes	68,005	37.2	10,348	7.1	(57,657)	(84.8)
Provision (benefit) for income taxes	39,535	21.6	(16,267)	(11.1)	(55,802)	(141.1)

Net income	$28,470	15.6	$26,615	18.1	$(1,855)	(6.5)

Revenues

	For the year ended December 31,

	2007		2008		Change between
		% of		% of	2007 and 2008
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Imagery	$146,707	80.2%	$102,102	69.6%	$(44,605)	(30.4)%
Production and other services	36,316	19.8	44,557	30.4	8,241	22.7

Total revenues	$183,023	100.0	$146,659	100.0	$(36,364)	(19.9)

Imagery revenues decreased $44.6 million to $102.1 million in 2008 from $146.7 million in 2007 due primarily to a reduction in NGA imagery orders, offset by $7.2 million related to the sale of a ground station in 2008. Production and other services revenues increased $8.2 million in 2008 to $44.6 million from $36.3 million in 2007 primarily due to production orders for NGA and commercial customers, increasing by $5.5 million, and revenue from M.J. Harden Associates, Inc., acquired in March 2007, increasing by $4.1 million, offset by decreases in international production and other revenue sources.

Direct costs of revenue

	For the year ended December 31,

	2007		2008		Change between
		% of		% of	2007 and 2008
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Labor and overhead	$26,033	14.2%	$27,443	18.7%	$1,410	5.4%
Subcontractor	19,761	10.8	23,828	16.2	4,067	20.6
Satellite insurance	808	0.4	600	0.4	(208)	(25.7)
Other direct costs	18,026	9.8	20,345	13.9	2,319	12.9

Total direct costs of revenue	$64,628	35.3	$72,216	49.2	$7,588	11.7

Labor and overhead costs increased $1.4 million in 2008 from 2007 mainly due to additional staff to support the ramp-up of the GeoEye-1 satellite in 2008. Subcontractor costs increased $4.1 million in 2008 compared to 2007 due to an increased level of effort for the affiliate ground stations as well as software development and integration for the GeoEye-1 satellite. Other direct costs increased $2.3 million in 2008 from 2007 primarily due to an increase in direct costs related to the sales of ground station upgrades in 2008.

Depreciation and amortization

	For the year ended December 31,

	2007		2008		Change between
		% of		% of	2007 and 2008
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Depreciation	$13,784	7.5%	$8,624	5.9%	$(5,160)	(37.4)%
Amortization	2,690	1.5	2,733	1.9	43	1.6

Total depreciation and amortization	$16,474	9.0	$11,357	7.7	$(5,117)	(31.1)

The decrease of $5.1 million in depreciation in 2008 from 2007 was primarily due to the reduction of depreciation expense for IKONOS, which was fully depreciated in June 2008, and for OrbView-3 which was declared inoperable in March 2007.

Selling, general and administrative expense

	For the year ended December 31,

	2007		2008		Change between
		% of		% of	2007 and 2008
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Payroll, commissions and related costs	$11,126	6.1%	$20,370	13.9%	$9,244	83.1%
Professional fees	5,602	3.1	9,127	6.2	3,525	62.9
Other	6,009	3.3	7,493	5.1	1,484	24.7

Total selling, general and administrative expenses	$22,737	12.4	$36,990	25.2	$14,253	62.7

The overall increase of $14.3 million in 2008 is primarily attributable to staff increases in the telecommunications, accounting and other support services functions, as well as professional fees for accounting and tax related services.

Interest expense, net

The composition of interest expense, net is as follows:

	For the year ended December 31,

	2007		2008		Change between
		% of		% of	2007 and 2008
(in thousands, except percentages)	Amount	Revenue	Amount	Revenue	Amount	%

Interest expense	$42,478	23.2%	$38,844	26.5%	$(3,634)	(8.6)%
Capitalized interest	(20,103)	(11.0)	(22,657)	(15.4)	(2,554)	(12.7)
Interest income	(8,186)	(4.5)	(4,735)	(3.2)	3,451	42.2

Total interest expense, net	$14,189	7.8	$11,452	7.8	$(2,737)	(19.3)

Interest expense, net includes interest expense on our 2012 Notes, amortized prepaid financing costs, amortization of debt discount, market adjustments to fair value of the related derivative instruments and excludes capitalized interest expense associated with the construction of the GeoEye-1 satellite and related ground systems and interest income.

Interest expense, net declined due to increased capitalization of interest and declining interest rates applicable on the 2012 Notes. Interest expense related to the 2012 Notes was $36.4 million and $39.4 million for the years ended December 31, 2008 and 2007, respectively. In 2007, interest expense on our $50.0 million indebtedness incurred on January 10, 2006 to finance our purchase of Space Imaging (“SI Credit Agreement”) was $0.4 million. Our final payment for this debt occurred in February 2007.

In connection with the issuance of the 2012 Notes, we entered into an interest rate swap arrangement in June 2005 pursuant to which the effective interest rate under the 2012 Notes was fixed at 13.75% through July 1, 2008. The fair value of the derivative instrument at December 31, 2007 was approximately $1.9 million and was included in other assets on the consolidated balance sheet. In February 2008, we entered into a $250.0 million interest rate cap agreement that is intended to protect us from increases in interest rates by limiting our interest rate exposure to the three-month LIBOR with a cap of 4.0%. The cap option cost was $0.5 million and is effective July 1, 2008 through January 1, 2010. As of December 31, 2008 the fair value of the interest rate cap was immaterial.

On the settlement of the interest rate swap on July 1, 2008, we recorded a realized loss of $0.5 million. We recorded unrealized losses of $1.9 million and $3.1 million on the derivative instruments for the years ended December 31, 2008 and 2007, respectively. These amounts are included in net interest expense.

In 2008, interest income decreased primarily due to decreased cash balances and lower interest rates.

Other non-operating expense

During the fourth quarter of 2008 we impaired a cost-method investment in the amount of $1.0 million.

We recorded a loss of $36.1 million in the first quarter of 2007 due to the impairment of the OrbView-3 satellite. We submitted an insurance claim on June 8, 2007 and received the full proceeds during the third quarter of 2007 and recognized the net $3.0 million as a non-operating gain.

Provision for income taxes

We recorded an income tax benefit of $16.3 million for 2008 and an income tax provision of $39.5 million for 2007. Tax provisions were calculated using our estimated annual effective tax rate of approximately 42% and 38% for 2008 and 2007, respectively, prior to the application of discrete items.

We adopted the provisions of FIN 48 effective January 1, 2007. In the second quarter of 2008, we completed an updated analysis of our tax accounting methods, and we discovered that we had incorrectly excluded from taxable income $194.0 million of cost-share payments received through 2007 from the U.S. government under the NextView Program. For financial reporting purposes, we will continue to recognize these cost-share payments as deferred revenue. However, for tax purposes, we recognized previously unrecorded tax expense and deferred tax assets for income tax and related penalties and interest as required under FIN 48 within our previously restated financial statements. Penalties and interest amounts, which were recorded as income tax expense, totaled $5.5 million in 2008 and $14.0 million in 2007. Additional reserve amounts representing underpaid income tax of $67.6 million related to the NextView program were also recorded, creating a deferred tax asset for financial reporting purposes.

On August 8, 2008, we filed an application for change in method of tax accounting for the NextView cost-share payments with the IRS. As a result of the filing of the application for change in method of accounting, management believes all of the tax-related reserves for this item are eliminated. Consequently, we reversed the FIN 48 reserve in the third quarter of 2008 by recording a $29.6 million benefit to income tax expense and the creation of a deferred tax liability in the amount of $67.6 million. In addition, we recorded additional reserves of $1.8 million during the third quarter of 2008, principally for interest and penalties related to late payment of tax for the 2007 tax year resulting from our recalculation in 2008 of our tax net operating losses that were available to offset 2007 taxable income. As of December 31, 2008,

FIN 48 reserve amounts have been adjusted to $1.4 million to reflect anticipated interest and penalties.

Beginning in 2008, this new tax accounting method for cost-share payments required us to recognize the NextView related payments for tax purposes in the tax year in which we are entitled to receive them. As a result of our method change request filed with the IRS, cost share payments for years prior to 2008 will be included in our taxable income ratably over a four-year period which began in 2008, which is allowed under current tax law.

Liquidity and capital resources

	As of			As of
	December 31,			June 30,
(in thousands, except ratios)	2007	2008	2009	2010

Cash, cash equivalents, and short-term investments	$234,324	$110,546	$208,872	$184,812
Working capital	162,048	75,878	259,332	224,724
Current ratio[1]	2.3:1	1.7:1	3.8:1	3.4:1

(1)	Represents the ratio of current assets to current liabilities.

	For the year ended			For the six months
	December 31,			ended June 30,
(in thousands)	2007	2008	2009	2009	2010

Cash provided by (used in):
Operating activities	$70,933	$(1,872)	$100,207	$(11,301)	$46,331
Investing activities	(32,441)	(124,187)	(123,034)	(49,525)	(84,589)
Financing activities	(6,107)	6,031	124,966	1,848	14,198
Capital expenditures (included in investing activities)	60,159	127,937	79,090	53,338	84,589

Our principal sources of liquidity are unrestricted cash, cash equivalents and accounts receivable. Our primary cash needs are for working capital, capital expenditures and debt service.

We believe that we currently have sufficient resources to meet our operating requirements through the next twelve months. However, our ability to continue to be profitable and generate positive cash flow through our operations beyond that period is dependent on the continued expansion of commercial and government services and adequate customer acceptance of our products and services.

Cash flow items

As of June 30, 2010, we had cash and cash equivalents of $184.8 million.

Net cash provided by operating activities

Net cash provided by operating activities was $46.3 million for the six months ended June 30, 2010, and net cash used in operating activities was $11.3 million for the six months ended June 30, 2009. The increase of $57.6 million in the six months ended June 30, 2010, from the same period in 2009, was primarily due to increased operating income after consideration of the non-cash charge for the financial instrument, an increase in cash collections on accounts receivable balances year over year and collections on income tax receivables, offset by an increase in restricted cash balances.

Net cash used in investing activities

Net cash used in investing activities was $84.6 million and $49.5 million for the six months ended June 30, 2010 and 2009, respectively. Capital expenditures increased $31.3 million in the six months ended June 30, 2010, compared to the same period in 2009. The increase in capital expenditures was primarily attributable to expenditures related to the construction of GeoEye-2 that were incurred in 2010. On March 11, 2010, the Company announced the selection of Lockheed Martin Space Systems Company to build the GeoEye-2 satellite. We estimate that we will spend up to an additional $150.0 million in building our next Earth-imaging satellite, GeoEye-2, through the end of 2010. We have spent $145.4 million on GeoEye-2, through June 30, 2010.

Net cash provided by financing activities

Net cash provided by financing activities was $14.2 million and $1.8 million for the six months ended June 30, 2010 and 2009, respectively, and was primarily related to the issuances of common stock primarily related to warrants exercised.

Long-term debt

In October 2009, we closed on a private placement offering of $400.0 million of our 2015 Notes due October 1, 2015. The net proceeds of the 2015 Notes offering were used to fund the repurchase of the Company’s total outstanding $250.0 million 2012 Notes due July 1, 2012. On July 15, 2010, the Company commenced an exchange offer to fulfill its obligations regarding the registration of the outstanding 2015 Notes. Pursuant to a registration rights agreement entered into by GeoEye in connection with the sale of the 2015 Notes, the Company agreed to file a registration statement with the SEC relating to the exchange offer. On August 17, 2010, GeoEye completed its exchange offer of $400.0 million aggregate principal amount of its 2015 Notes for substantially identical notes, which have been registered under the Securities Act of 1933, as amended.

As of June 30, 2010, our total long-term debt consisted of $400.0 million of 2015 Notes, net of original issue discount of $20.0 million. The indenture governing the 2015 Notes contains various covenants that limit our ability to engage in specified types of transactions, including limiting our ability to pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments. At any time on or after October 1, 2013, GeoEye may on one or more occasions redeem all or part of the 2015 Notes at 104.813% of principal for the subsequent 12-month period and at 100% of principal on October 1, 2014, and thereafter.

The indenture governing our 2015 Notes contains a covenant that restricts our ability to incur additional indebtedness unless, among other things, we can comply with a specified leverage ratio. We may incur additional indebtedness only if, after giving pro forma effect to that incurrence, our ratio of total consolidated debt to adjusted cash EBITDA for the four fiscal quarters ending as of the most recent date for which internal financial statements are available, meets certain levels, or we have availability to incur such indebtedness under certain baskets in the indenture. Adjusted cash EBITDA is defined as adjusted EBITDA less amortization of deferred revenue related to the NextView agreement with the NGA. The 2015 Notes bear interest at the rate of 9.625% per annum. Interest is payable semi-annually in arrears on April 1 and October 1 of each year.

Funding sources and uses

The Preferred Stock Commitment entered into in March 2010, was subject to the Company winning a competitively bid U.S. government EnhancedView program contract award to build a new Earth-imaging satellite and supply imagery to the U.S. government. This commitment was entered into to fulfill a federal government requirement of the original EnhancedView request-for-proposal contract procurement to provide a letter of credit in an amount equal to the U.S. government’s cost share payments to support the development of a new Earth-imaging satellite.

Based on the recent EnhancedView award by the NGA, Cerberus exercised its option to purchase up to $80.0 million in Preferred Stock, at a discounted amount of $78.0 million.

On September 22, 2010, we consummated the Preferred Stock issuance pursuant to the Stock Purchase Agreement with Cerberus. Pursuant to the terms of the Stock Purchase Agreement and in accordance with the EnhancedView award by the NGA, Cerberus purchased 80,000 shares of Preferred Stock, resulting in gross proceeds to the Company of $78.0 million.

Contracted backlog

We have historically had and currently have a substantial backlog, which provides some assurance regarding our future revenue expectations. Backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Our backlog was approximately $232.6 million as of June 30, 2010, and approximately $271.4 million as of December 31, 2009. Backlog includes our NextView SLA with the NGA, access fee agreements, regional affiliate ground station operations and maintenance contracts with our international regional affiliate customers, commercial imagery contracts and value-added products and services.

Our backlog as of June 30, 2010, included approximately $53.6 million of contracts with the U.S. government, including approximately $12.5 million related specifically to the NextView SLA through July 31, 2010. Additionally, on August 6, 2010, the Company received the EnhancedView award by the NGA. Most of our government contracts are funded incrementally on a year-to-year basis; however, certain foreign government and commercial customers have signed multi-year contracts. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies could materially adversely affect our financial condition and results of operations. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause, which could result in a reduction in backlog.

In addition, there is $184.2 million of remaining unamortized revenue from the NGA NextView cost share payments made prior to the GeoEye-1 satellite becoming fully operational, of which $24.2 million is expected to be recognized within one year. We have not included this in our backlog, because no specific services will be rendered to recognize the revenue. The balance will be recognized on a straight-line basis over the useful life of the satellite.

Capital expenditures

For 2009, our capital expenditures included $68.8 million for satellites and ground systems and $10.3 million for property, plant and equipment.

We currently expect our 2010 total capital expenditures, excluding the GeoEye-2 satellite, to range from approximately $15 million to $20 million. We expect to spend approximately $750 million to $800 million, not including capitalized interest costs on the GeoEye-2 program, of which $145 million had been spent through June 30, 2010. We expect to complete the funding of GeoEye-2 with the cost share provided by the NGA, proceeds from Preferred Stock sold to Cerberus, cash on hand and future cash from operations.

Off-balance sheet arrangements

Operating leases

We have commitments for operating leases primarily relating to equipment and office and operating facilities. We lease various real properties under operating leases that generally require us to pay taxes, insurance, maintenance and minimum lease payments . These leases contain escalation provisions for increases as a result of increases in real estate taxes and operating expenses. Substantially all of these leases have lease terms ranging from three to twelve years. Some of our leases have options to renew. Total rental expense under operating leases for the six months ended June 30, 2010 and June 30, 2009 was approximately $1.1 million and $1.0 million, respectively. In August 2010, we entered into a twelve year lease agreement for office space to relocate our corporate headquarters in Virginia.

We do not have any other significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual obligations and commercial commitments

The following table sets forth estimates of future payments of our consolidated contractual obligations, as of December 31, 2009, and does not reflect the impact of the Notes offered hereby:

	Payments due by year
						2015 and
(in thousands)	2010	2011	2012	2013	2014	thereafter	Total

Long-term debt obligations	$497	$–	$–	$–	$–	$400,000	$400,497
Operating lease obligations	2,082	2,039	1,051	322	132	–	5,626
Interest expense on long-term debt[1]	38,500	38,500	38,500	38,500	38,500	32,083	224,583
Purchased obligations[2]	455	456	–	–	–	–	911

Total contractual obligations	$41,534	$40,995	$39,551	$38,822	$38,632	$432,083	$631,617

(1)	Represents contractual interest payment obligations on the $400.0 million outstanding principal balance of our 2015 Notes, which bear interest at a rate per annum of 9.625%.

(2)	Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that are enforceable and legally binding on us that meet any of the following criteria: (1) they are non-cancelable, (2) we would incur a penalty if we cancelled the agreement, or (3) we must make specified minimum payments even if we do not take delivery of the contracted products or services. If the obligation is non-cancelable, the entire value of the contract is included in the table. If the obligation is cancelable, but we would incur a penalty if we cancelled, the dollar amount of the penalty is included as a purchase obligation. If we can unilaterally terminate the agreement simply by providing a certain number of days notice or by paying a termination fee, we have included the amount of the termination fee. As of December 31, 2009, purchase obligations include ground system and communication services. Contracts that can be unilaterally terminated without a penalty have not been included.

In addition to the above, as of March 12, 2010, the Company has entered into commitments subsequent to December 31, 2009, totaling up to approximately $59.2 million, primarily purchase obligations, all of which expire in 2010.

Contingencies

We may, from time to time, be party to various lawsuits, legal proceedings and claims arising in the normal course of business. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse impact on our financial results or operations.

Controls and procedures

a)	Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report as required by Rule 13a-15(b), as adopted by the SEC, under the Exchange Act. Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2009, we had reported a material weakness in our financial reporting related to our internal controls over the accuracy and valuation of the provision for income taxes. Please refer to Item 9A, Management’s Report on Internal Control over Financial Reporting, in our 2009 Annual Report.

The material weakness was as follows:

The Company did not maintain effective controls over the accuracy and valuation of the provision for income taxes. We did not maintain effective controls over reviewing and monitoring the accuracy of the income tax provision calculation. This material weakness resulted in material errors in income tax benefit and the related deferred tax asset and current income tax payable that were corrected prior to the issuance of the Company’s consolidated financial statements.

b)	Changes in internal control over financial reporting in our last fiscal quarter

To remediate the material weakness described above and enhance our internal control over financial reporting, we are currently enhancing our control environment and control activities intended to address the material weakness in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures. During the six months ended June 30, 2010, we continued remediation initiatives, which are intended to address our material weakness in internal control over financial reporting.

We continue to work with an experienced third-party accounting firm in the preparation and analysis of our interim and annual income tax accounting to ensure compliance with generally accepted accounting principles and to ensure corporate compliance with tax regulations. We continue to automate and streamline the tax provision process to remediate the material weakness identified above.

Management believes the measures we have implemented during the six months ended June 30, 2010, through the date of this prospectus to remediate the material weakness discussed above, had a positive effect on our internal control over financial reporting since December 31, 2009, and anticipates that these measures and other ongoing enhancements as discussed will continue to have a positive impact on our internal control over financial reporting in future periods.

Notwithstanding such efforts, the material weakness related to the accuracy and valuation of the provision for income taxes described above will not be fully remediated until the new controls operate for a sufficient period of time. Because the Company has not yet completed comprehensive testing of the operating effectiveness of its controls, the Company cannot conclude on the effectiveness of its internal controls over financial reporting in its entirety.

Critical accounting policies

The preceding discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, we evaluate estimates and assumptions, including but not limited to those related to the impairment of long-lived assets and goodwill, revenue recognition, business combinations, stock-based compensation and income taxes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Our principal sources of revenue are from imaging services, the sale of satellite imagery directly to end users or value-added resellers and the provision of direct access to our satellites and associated ground processing technology upgrades and operations and maintenance services. We also derive significant revenue from value-added production services where we combine our images with data and imagery from our own and other sources to create sophisticated information products. We enter into fixed price, unit-price and time and materials contracts with our customers. When recognizing revenue, we consider the following:

•	We consider the nature of our contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract.

•	Significant contract interpretation is sometimes required to determine the appropriate accounting for certain sales transactions that involve multiple element arrangements.

•	We record revenues from the sale of satellite imagery directly to end users or value-added resellers based on the delivery of the imagery.

•	We recognize revenues for the provision of direct access to our satellites on a straight-line basis over the delivery term of the contract. However, certain multi-year sales contracts are based on minimum levels of access time with adjustments based on usage.

•	We recognize revenues for the sale of ground processing technology upgrades and support services based on the delivery of these products and services. If the satellite access service is combined with the sale of ground processing technology upgrades and operations and maintenance services and the requirements for separate revenue recognition are not met, we recognize revenues on a straight line basis over the combined delivery term of the services Revenue is recognized on contracts to provide value-added production services using the percentage-of-completion method whereby revenue is recognized on each production contract based either on the contract price of units of production delivered during a period or upon costs to date plus an estimate of gross profit to date. Anticipated contract losses are recognized as they become known.

•	Under the units-of-delivery method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. Contract costs are recognized as incurred, with costs to date of unfinished production for which revenue has not been recognized being capitalized.

•	Under the cost plus gross profit earned method, progress toward completion is measured against all measurable deliverables based on either resources applied or cost incurred compared to total resources or cost projected for the project. We recognize costs as incurred. Profit is determined based on our estimated profit on the contract multiplied by our progress toward completion. Revenue represents the sum of our costs and profit on the contract for the period.

Contract estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance, the availability and timing of funding from the customer and the timing of product deliveries. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates on a continual basis to assess revisions in contract values and estimated costs at completion.

At times we may receive payments from some customers in advance of providing services. Amounts received from customers pursuant to satellite access prepayment options are recorded in the consolidated financial statements as deferred revenue. Theses deferred amounts are recognized as revenue on a straight-line basis over the agreement terms. In addition, cost-share amounts received from the U.S. government are recorded as deferred revenue when received and recognized on a straight-line basis over the useful life of the satellite.

In addition, our revenue recognition policy requires an assessment as to whether the collection is reasonably assured, which requires us, among other things, to evaluate the creditworthiness of our customers. Changes in judgments in these assumptions and estimates could materially impact the timing and/or amount of revenue recognition.

Satellite and related ground systems

Satellites and related ground systems are recorded at cost. The cost of our satellite includes capitalized interest cost incurred during the construction and development period. In addition, capitalized costs of our satellite and related ground systems include internal direct labor costs incurred in the construction and development, as well as depreciation costs related to assets which support the construction and development of our satellite and related ground systems. During the construction phase, the costs of our satellites are capitalized, assuming the eventual successful launch and in-orbit operation of the satellite. The portion of any insurance premiums associated with the insurance coverage of the launch and in-orbit commissioning period prior to a satellite reaching start of commercial operations, are capitalized in the original cost of the satellite and are amortized over the estimated life of the asset. Ground systems are placed into service when they are ready for their intended use. If a satellite were to fail during launch or while in-orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

Asset impairment assessments

Goodwill

We evaluate the carrying value of goodwill on an annual basis in the fourth quarter and when events and changes in circumstances indicate that the carrying amount may not be recoverable In assessing the recoverability of goodwill, we calculate the fair market value at the Company level, which is the sole reporting unit. If the carrying value of goodwill exceeds the fair market value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. An impairment test was performed on recorded goodwill and it was determined that no impairments existed as of December 31, 2009.

Long-lived assets

In assessing the recoverability of our satellites, fixed assets and other long-lived assets, we evaluate the recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things, changes in estimates of the useful lives of the assets (e.g., degradation in the quality of images downloaded from the satellite), changes in estimates of our ability to operate the assets at expected levels (e.g., due to intermittent loss of satellite transmissions) and by the loss of one or several significant customer contracts.

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. We estimate the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from seven to seven-and-a-half years and service lives as high as ten years.

Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

We charge to operations the carrying value of any satellite lost as a result of a launch or in-orbit failure upon the occurrence of the loss. In the event of a partial failure, we record an impairment charge to operations upon the occurrence of the loss if the undiscounted future cash flows are less than the carrying value of the satellite. We measure the impairment charge as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. We reduce the charge to operations resulting from either a complete or a partial failure by the amount of any insurance proceeds that were either due and payable to or received by us, and by the amount of any deferred satellite performance incentives that are no longer applicable following the failure.

Income taxes

Income tax provision is based on income before taxes and is computed using the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates projected to be in effect for the year in which the difference is expected to reverse. Significant judgment is required in the calculation of our tax provision and the resultant tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards. As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. This assessment requires significant judgment. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets. In addition, we have made significant estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the realizability of our deferred tax assets. We do not recognize current and future tax benefits until it is deemed more likely than not that certain tax positions will be sustained. Under ASC 740, Income Taxes, a valuation allowance is required when it is more likely than not that all, or a portion, of the deferred tax asset will not be realized. The recognition of a valuation allowance would result in a reduction to net income and, if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based solely on its technical merits and presuming the taxing authorities’ full knowledge of the position and having access to all relevant facts and information. When a tax position does not meet the more likely than not standard, a liability is recorded for the entire amount of the unrecognized tax benefit. Additionally, for those tax positions that are determined more likely than not to be sustainable, we measure the tax position at the largest amount of benefit more likely than not (determined by cumulative probability) to be realized upon settlement with the taxing authority.

Stock-based compensation

Employee stock-based compensation is estimated at the date of grant based on the employee stock award’s fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. There is limited historical information available to support our estimate of certain assumptions required to value our stock options. When establishing an estimate of the expected term of an award, we consider the vesting period for the award, our recent historical experience of employee stock option exercises (including forfeitures) and the expected volatility. As required under the accounting rules, we review our valuation assumptions at each grant date, and, as a result, our valuation assumptions used to value employee stock-based awards granted in future periods may change. See also Note 14 in the notes to our consolidated financial statements for the year ended December 31, 2009 on Form 10-K incorporated herein by reference.

Recent and pending accounting pronouncements

In April 2009, the FASB issued guidance on financial instruments, which amends prior authoritative guidance to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements and also amends prior guidance to require those disclosures in all interim financial statements. The adoption of the updated guidance did not have an effect on the Company’s consolidated results of operations, financial condition or cash flows.

In June 2009, the FASB issued the FASB Accounting Standards Codification (ASC) and identified the ASC as the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The changes to the GAAP hierarchy did not result in any accounting changes.

In August 2009, the FASB revised its guidance related to fair value measurements and disclosures for the fair value measurement of liabilities. The revised guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. The revised guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. The revised guidance also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quote price of the asset are required are Level 1 fair value measurements. The adoption of the updated guidance did not have an effect on the Company’s consolidated results of operations, financial condition or cash flow.

In October 2009, the FASB issued revised guidance on revenue from multiple deliverable arrangements including principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the allocation of the consideration. Additionally, this revised guidance requires an entity to allocate revenue in multiple-element arrangements using estimated selling prices of deliverables if vendor-specific or other third party evidence of value is not available. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010, with earlier adoption permitted. We are currently evaluating the impact of this accounting guidance and do not expect any impact on our consolidated financial statements.

In October 2009, the FASB revised its guidance on accounting for revenue that contains tangible products and software. The new guidance revised the scope of software revenue guidance such that software included together with tangible products would not be included within its scope. The revised guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We are currently evaluating the impact of this accounting guidance and do not expect any significant impact on our consolidated financial statements.

In January 2010, the FASB issued new guidance that requires new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, it requires reporting entities to 1) disclose separately the amount of significant transfers into and out of Level 1 and Level 2 fair-value measurements and to describe the reasons for the transfers and 2) provide information on purchases, sales, issuances and settlements on a gross basis rather than net in the reconciliation of Level 3 fair-value measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the Level 3 fair-value measurements disclosures that are effective for years beginning after December 15, 2010. The adoption of the updated guidance did not have an effect on the Company’s consolidated results of operations, financial condition or cash flow during 2010.

In March 2010, the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act were both signed into law. While the new law may impact our healthcare plan, we currently believe this impact will not be material. We will continue to review the impact of the new healthcare legislation.

Business

Overview

GeoEye is a leading commercial provider of high-accuracy, high-resolution Earth imagery, as well as a provider of image processing services and imagery information services to U.S. and foreign government defense and intelligence organizations, domestic federal and foreign civil agencies, and commercial customers. We own and operate three Earth-imaging satellites, GeoEye-1, IKONOS and Orbview-2, and three airplanes with advanced high-resolution imagery collection capabilities. GeoEye-1 is the world’s highest resolution and most accurate commercial imaging satellite. In addition to our imagery collection capacities, we are a global leader in the creation of enhanced satellite imagery information products and services. We operate four state of the art high-resolution image processing and production facilities. Our St. Louis facility processes imagery from numerous commercial and government sensors, in addition to our own, to produce a variety of value-added products. We believe we are the only major commercial imagery satellite operator who can produce imagery from multiple satellite sources in addition to our own. Our satellite and aerial imagery products and services provide our customers with timely and accurate location intelligence, enabling them to analyze geospatial information and monitor and map areas of interest to their needs and demands. We serve a growing global market that requires high-resolution imagery and precision mapping products for applications such as national defense and intelligence, online mapping, environmental monitoring and resource management, energy exploration, asset monitoring, urban planning, infrastructure planning and monitoring, disaster preparedness and emergency response. We own one of the largest commercial color digital satellite imagery libraries in the world, which contains more than 474 million square kilometers of color imagery of the Earth. We believe the combination of our highly accurate satellite and aerial imaging assets, our high-resolution image processing and production facilities, especially our multi-source production capability, and our color digital imagery library differentiates us from our competitors. This enables us to deliver a comprehensive range of imaging products and services to our diverse customer base.

Our largest customer is the U.S. government, which purchases most of its imagery through the National Geospatial-Intelligence Agency, or NGA. The NGA acquires imagery and imagery-derived products on behalf of its clients, including U.S. defense forces and intelligence and law enforcement agencies. We have provided imagery services to the NGA since 1999. Since 2004, the NGA has contracted with us to obtain access to our global imagery capabilities as part of its NextView program, a satellite imagery and related services procurement program established in 2003, and as part of its EnhancedView program beginning in 2010. Our domestic commercial customers, including Google, use our digital imagery capabilities and our global imagery library to support commercial and online consumer applications. Our international customers include foreign governments and commercial customers that use our imagery for national defense and intelligence programs, agricultural, environmental and infrastructure monitoring and construction planning. We offer our imagery products and services directly to customers as well as through a worldwide network of resellers, regional distributors and select strategic partners.

Our three Earth-imaging satellites are capable of collecting millions of square kilometers of imagery per year. GeoEye-1, which commenced commercial operations in February 2009, is currently the world’s highest resolution, highest accuracy commercial imaging satellite. GeoEye-1 collects imagery with image location accuracy better than three meters, which we believe is nearly twice as accurate as the imagery of our closest commercial competitor. It has the capability to capture images with color resolution of up to 1.65 meters, and black and white resolution of 0.41 meters, which is superior to any of our commercial competitors. GeoEye-1 has the ability to accept image collection tasking directly from selected customers and to downlink imagery to GeoEye’s four ground stations for delivery to our customers. IKONOS was the first commercial high-resolution satellite in the industry and also has the ability to collect color digital imagery and to accept image collection tasking directly from selected customers, and to downlink specific imagery directly to these customers. Orbview-2 was the first commercial satellite to capture a set of color images of Earth in its entirety.

In addition to our satellites, we own and operate a dedicated fleet of three airplanes with advanced aerial imagery collection capabilities. We offer two main types of aerial imagery services: digital aerial imaging with ground resolution as detailed as four centimeters and light detection and ranging, or LiDAR, imaging, a valuable tool in measuring and recording elevation data for use in three-dimensional terrain/surface modeling. Our aerial imagery is primarily used by state and local governments in connection with infrastructure projects and land use monitoring activities.

In addition to our imagery collection business, we are a global leader in image processing services. These services involve taking basic satellite and aerial imagery and enhancing its content and accuracy to provide our customers with actionable information tailored to their specific needs. Our proprietary technology and engineering expertise also enable us to process images from multiple sources, and we are often asked by our customers to combine and improve the information and accuracy of imagery from other image providers. We operate four specialized, secure facilities, in which we process our enhanced imagery products and value-added imagery analysis. Our St. Louis facility processes imagery from a wide variety of satellite on a customized basis for our customers. We are one of only five companies certified by the NGA to provide the U.S. government with imagery for its principal global positioning and point fixing databases. Additionally, we are one of the only NGA-certified companies providing this imagery as well as satellite Earth-imaging services.

We also provide imagery information services, which combine our imagery with real-time, third-party data to create a sophisticated and customized information product for our customers. In April 2010, we launched our information services business in an effort to give our customers global on-demand access to imagery and related information products over the web. This new web-based services platform, which we call EyeQ, provides the core infrastructure for this new service and our new geospatial information services business. EyeQ is a web-based services platform that delivers imagery and other location-based information through annual or multi-year subscriptions and user licenses. EyeQ offers a web-based interface with tools that function as our customers’ data center. EyeQ serves up imagery and other standards-based content throughout the customers’ data network and out to their customers and partners. With EyeQ, our customers have access to secure, timely and accurate location information delivered into their business environment. EyeQ is user friendly and is available 24 hours a day and seven days a week. EyeQ serves our goal of simplifying access to and delivery of imagery and location information.

Market opportunity

We believe that the market for our satellite imagery, related production services and spatial information management services currently exceeds $5.6 billion. According to BCC Research, the imagery market we serve was approximately $850 million in 2007 and is estimated to grow to approximately $1.3 billion by 2012, a compounded annual growth rate, or CAGR, of 9.3%. Frost & Sullivan estimates that the market for production services for Geographic Information Systems, or GIS, was $1.9 billion in 2007. IDC estimates that the market for spatial information management services, which primarily includes software, was approximately $2.9 billion in 2007 and will grow to approximately $5.2 billion by 2012, a CAGR of 12.5%.

We believe increased demand for high-resolution images and enhanced imagery products and services has created new market opportunities for providers of premium imagery and specialized data enhancement services. The major growth drivers of our market include:

•	Growing demand from the U.S. and foreign governments. The U.S. government’s and foreign governments’ initiatives to improve military effectiveness by integrating weapon platforms, sensor networks, and command and control, are driving demand for geospatial products and services that combine man-made and natural features with satellite imagery. The NGA and foreign governments have increased their reliance upon commercial remote-sensing satellite capabilities, as evidenced by the EnhancedView program, to provide unclassified Earth imagery for defense, intelligence, foreign policy, homeland security and civilian needs such as disaster relief. Unclassified imagery is particularly useful in coalition operations—both military and disaster relief—because it can be shared more easily than classified information.

•	Increasing demand for location-based information. The broad awareness and interest in spatial information generated by major Internet portals has increased commercial awareness of, and demand for, web-based location specific applications that utilize Earth imagery. Commercial enterprises are using imagery and other location-based information to help plan and manage business infrastructures and supply chains to capture efficiencies across functions. Business software and information service providers are also enhancing their products and services by incorporating imagery products and services. We believe the continued maturation of technologies such as GPS, radio frequency identification, intelligent networked sensors and cellular networks, will result in continuing and increased demand for large-scale mapping capabilities combined with up-to-date images and imagery information for use in new and more powerful consumer applications. U.S. and foreign civil agencies are also using satellite imagery for many purposes and public safety uses, including establishing effective police and fire emergency routes, disaster recovery planning and civil government needs such as classifying land use for growth planning and tax assessments.

•	Increasing demand for imaging processing services. We believe the market for imagery processing services is growing as a result of the increasing consumer, commercial and governmental use of data enhanced images. Image processing involves enhancing the data content and the accuracy of basic imagery to provide customers with actionable information tailored and customized to their specific needs. Growth in demand for up-to-date images with greater accuracy and resolution, and the need for image processing services and imagery storage, will continue to drive demand for aggregation and automation of multiple streams of geospatial data.

•	Growing use of imagery to monitor economic development. Developing countries in Asia, Eastern Europe, and Latin and South America are experiencing significant infrastructure changes as a result of their economic growth and development. These developing nations, and the commercial enterprises within these countries, are increasingly relying on Earth imagery for many purposes, such as building and maintaining up to date geospatial maps to monitor these rapid changes and to plan future infrastructure development.

Competitive strengths

We have several competitive strengths that differentiate us from our primary competitors, including:

• Industry-leading image resolution and location accuracy. GeoEye-1 has the capability to collect, both individually and simultaneously, 0.41 meter resolution, black and white imagery, and 1.65 meter resolution, color imagery of the Earth’s surface. GeoEye-1 also offers geolocation accuracy better than three meters, which means that our customers can map actual and man-made features to within nine feet of their natural location on the Earth’s surface without ground control points.

•	Long-standing, strong, strategic relationship with the U.S. government. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial Earth imagery industry generally and has purchased imagery related services from GeoEye since 1987. In September 2004, the NGA awarded us a significant contract as an imagery provider under its NextView program, and we have been providing imagery to the NGA under this program since that time subject to a Service Level Agreement, or NextView SLA. In August 2010, the NGA awarded us a new $3.8 billion, ten-year contract under its EnhancedView program, which we believe confirms our strong relationship with the U.S. government. We believe that our more than 20-year relationship with the NGA and our industry-leading imagery resolution and NGA-certified processing capabilities position us to continue our relationship with the NGA under the EnhancedView program and other similar programs in the future.

•	Multi-source production and processing capabilities. We are uniquely positioned as the only commercial provider of high-resolution satellite and aerial imagery that also operates a multi-source production facility certified by the NGA to provide the U.S. government with imagery for its principal global positioning and point fixing databases. Our St. Louis production facility, coupled with our proprietary process and expert personnel, enable us to assimilate imagery information products from satellite, aerial and numerous other sources, including images acquired from our satellites, U.S. and foreign government satellites, satellites operated by our largest competitors and airplanes. We believe that our advanced image processing facilities and capabilities have established us as an industry leader in the provisioning of advanced image processing products and services to both governmental and commercial customers.

•	Strong global distribution network. Our acquisition of Space Imaging LLC, or Space Imaging, in January 2006 established us as the leading commercial provider of satellite images and data delivered directly to customer accessible ground stations. We have further enhanced our legacy position by establishing a global distribution network for these products and services. This global distribution network consists of secure regional affiliate access facilities and distribution centers with direct downlinking capabilities, web-based search, discovery, and dissemination technology and a worldwide network of imagery product resellers. This distribution network gives us greater visibility into end-user market demand, product uses and strategy and allows us to offer bundled products and services with our high-resolution imagery.

•	Diversified revenue streams. For the six months ended June 30, 2010, our international customers and North American commercial customers together represented approximately 32% of our revenues. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses, and we believe positions us well for future opportunities with these international and commercial customers. We have a strong commercial business, based in part that we were the first major imagery satellite company to directly downlink high resolution commercial imagery to customers’ ground stations. In addition to geographic diversity, our revenue is diversified among imagery collection, imagery production and information services.

•	Strong and experienced management team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry. Our senior management team has extensive experience in the satellite imagery industry, with a track record of innovation and growth. Our significant expertise in building, launching and operating satellites, developing relationships and implementing programs with the NGA, as well as developing programs with other domestic and international customers has enabled us to increase the value proposition and system solution that we offer our customers.

Our strategy

We believe we are well positioned as a leading global provider of imagery and imagery information services due to our broad range of imagery collection assets, world class image processing and production facilities and strong global distribution network. Key elements of our strategy to take advantage of our competitive position and grow our business include:

•	Expand our satellite constellation. With the NGA EnhancedView award, we will continue to develop and grow our constellation and give additional capacity to serve our customer base and expand our services. GeoEye-2 is currently under construction and as of June 30, 2010, we have spent $145.4 million on development. Our recent $3.8 billion EnhancedView award from the NGA included up to a $336.9 million cost share to help fund the development of GeoEye-2 and also provided for a ten-year EnhancedView Service Level Agreement for both GeoEye-1 and GeoEye-2 after it is launched as well as value added services.

•	Further expand our value-added products and service offerings. We believe our industry-leading image resolution, our proprietary production process and expert personnel establish us as a leader in the field of image production and enhancement. We also expanded the production capacity of our facilities housing our classified and multi-source production operations. To support the growth of our aerial imagery operations, we purchased a third airplane with an additional digital mapping camera. We believe these and continued investments in our image enhancement and production capabilities will enable us to serve the next-generation demand for customer specific satellite imagery products and services.

•	Further commercialize our industry-leading high-resolution imagery. We plan to develop new platforms and distribution technologies to make our imagery and products more accessible to our current and potential customers. For example, our EyeQ web-based services platform sells imagery and other location intelligence based on multi-year subscriptions and seat licenses, rather than selling imagery pixels by the square kilometer. EyeQ also offers a web interface with tools that function as our customers’ data center. EyeQ can serve up imagery and other content for our customers to access via their own data network and also for delivery to their customers and partners.

•	Expand our existing, geographically diverse customer base. We will continue to build on our existing relationships with our customers and our international resellers so that we can offer value-added products and services to meet their growing needs. We remain committed to growing our geographically diverse customer base and driving growth through continued

development of our relationships with international resellers and international ground stations.

•	Continue to deliver quality and timely imagery. Our ability to provide high-quality, accurate imagery to our customers in a timely manner is the foundation of our business. We plan to continue to provide high-quality imagery and production services to our customers by means of GeoEye-1 and also the GeoEye-2 satellite, or GeoEye-2, once it is launched. We also plan to deploy capital into research and development to augment and enhance our ability to service our customers.

Products and services

We offer a wide range of imagery products and services, including satellite and aerial imagery, imagery processing, and production and advanced information solutions that provide our customers with imagery containing actionable information tailored to their specific needs.

Satellite imagery

We offer a wide range of high resolution satellite imagery products, which provide our customers with time-critical visual imagery, data and information, which we divide into three general categories:

•	Geo. Our Geo product, which is the foundation of the imagery product line, is a map-oriented image suitable for a broad range of customer uses. Geo images are suitable for customer visualization and monitoring applications and are delivered to our customers in a data and information format capable of being processed into other advanced imagery products using standard commercially available software.

•	GeoProfessional. Our GeoProfessional products consist of imagery that has been aligned and geographically corrected by our experienced staff of production personnel to provide the most accurate and precise imagery currently available from a commercial satellite provider. Our production personnel also have the ability to combine various satellite and aerial images into a single, highly detailed and comprehensive image. Available in various levels of accuracy, these GeoProfessional products are suitable for feature extraction, change detection, base mapping and other similar geo-location applications.

•	GeoStereo. Our GeoStereo product provides at least two images of the same location at different angles to provide our customers with a three-dimensional image of a given location. GeoStereo provides the base images that are used for three-dimensional feature recognition and extraction. These GeoStereo products support a wide range of imagery applications such as digital elevation model creation, building height extraction, spatial layers, and three- dimensional feature extraction.

Aerial imagery

Our aerial imagery products are designed to support specific customer requests for high-resolution and highly accurate images. We offer two main types of aerial imagery collected by our dedicated fleet of three imaging aircraft: (1) digital aerial imaging; and (2) light detection and ranging (LiDAR) imaging (an optical remote sensing technology using laser pulses to determine distances to an object or surface). The use of digital aerial imaging provides our commercial and government customers with complete digital images, which can be easily stored in a data management system. The LiDAR technology is a valuable tool for measuring and recording elevation data for use in topographic mapping and three dimensional terrain and surface modeling, useful in the field of engineering.

Production and other services

Images generated by our production service operations are purchased by both U.S. government agencies and commercial customers. Production services typically entails the processing and production of specific data and imagery information products that are built to stringent customer specifications. We have developed advanced processing systems that enable us to process raw data from a wide range of both government and commercial sensors (imaging satellites) and then merge the source images into very precise information and image products in order to meet the needs of a broad range of customers. Our production services range from the generation of precision imagery products (for example, digital elevation maps) to the extraction of site-specific features (for example, airports, highways, and buildings) for our customer’s database development.

Our production services, which are designed to increase the accuracy and precision of satellite and aerial imagery, include the following production processes:

•	Georectification—This is a computer-processing operation that corrects the pixel locations of a digital image to remove image distortions caused by the non-vertical pointing and movement of the sensor during the imaging event.

•	Tonal correction—This is the scientific correction of the color variations between various component images of an image mosaic so that the image or picture reflects a coherent color structure.

•	Image mosaicking—This is the process of merging or stitching multiple satellite images together. Since images are taken at different look angles, elevations, weather, times and season, etc., they will not match each other tonally or in exact location to the ground. Prior to mosaicking, images are tonally balanced as much as possible. They are also block adjusted—the images are shifted in relation to each other and to ground truth to improve accuracy. The result is a group of images that will match each other in location and color, so they can be mosaicked (stitched) together. The result is one composite image, which is as seamless as possible.

•	Orthorectification—This is the process of accurately registering imagery to ground coordinates and geometrically correcting it for differences caused by Earth elevation differences at the image location. For example, orthorectification is used to make buildings and objects in an image appear to be standing straight instead of leaning. After processing, the image can be used for a variety of mapping applications, including land use and land-cover classification, terrain analysis, natural resource mapping, backdrops for maps, temporal-change analysis, multi-image fusion, and others.

Our production services include LiDAR elevation data, maps, topographic maps, digital orthophoto imagery, remote sensing services, survey and inventory services and Geospatial Information Service (GIS) consulting and implementation. We also offer geospatial products and services to help develop and manage geospatial data to support customer documentation needs, inventory of resources and engineering and development applications.

Information services

We also provide imagery information services, which combine our imagery with real-time, third-party data to create a sophisticated and customized information product for our customers. During the last quarter, we launched our information services business in an effort to give our customers global on-demand access to imagery and related information products over the Web. This new Web services platform, which we call EyeQ, provides the core infrastructure for this new service and our new geospatial information services business.

EyeQ, which began operations in April 2010, is a Web services platform that delivers imagery and other location-based information through annual or multi-year subscriptions and user licenses. EyeQ offers a Web interface with tools that function as our customers’ data center. EyeQ serves up imagery and other standards-based content throughout the customers’ data network and out to their customers and partners.

With EyeQ, our customers have access to secure, timely and accurate location information delivered into their business environment. EyeQ is user friendly and is available twenty-four hours a day and seven days a week. EyeQ serves our goal of simplifying access to and delivery of imagery and location information.

Customers

Our products and services are sold and provided to many U.S. government agencies, including the national security community, foreign governments and North American and international commercial customers.

We sell our imagery by means of image collection orders, both satellite and aerial, and from our satellite imagery library, which currently comprises over 474 million square kilometers of high-resolution imagery. Our imagery products and services are sold through direct and indirect sales channels, resellers, direct salespeople, strategic partners and via our customer service and production services personnel. Our imagery customers can buy imagery from us through various sales arrangements, including purchasing imagery by the square kilometer, or by buying monthly subscription-based access to one of our satellites and associated ground processing technology and support services. Certain international government customers pay for direct access to our satellites, which gives them the right to task the satellites and to receive direct downlinks from the satellite. We have the ability to deliver imagery products by means of electronic delivery using file transfer protocol (FTP) or by the use of physical media such as CDs, DVDs, hard drives or electronic distribution. The key factors in determining the appropriate delivery method depends on the customer needs and the file size of the imagery product ordered.

Domestic customers

U.S. government

Our products and services are provided to various U.S. government, defense, intelligence and law enforcement agencies and civil agency customers. Under the NextView Program, the National Geospatial-Intelligence Agency (NGA) acquires imagery and imagery derived products on behalf of its clients in the U.S. defense, intelligence and law enforcement agencies. Other U.S. government agencies that purchase satellite imagery include the U.S. Department of Interior, U.S. Geological Survey, U.S. Fish and Wildlife Service, National Park Service, National

Aeronautics and Space Administration, U.S. Air Force, U.S. Army and the U.S. Department of Agriculture. For the year ended December 31, 2009, we recognized aggregate revenues of $181.9 million from the U.S. government, which represented approximately 67% of our total revenues. For the six months ended June 30, 2010, we recognized aggregate revenues of $109.7 million from the U.S. government, which represented approximately 68% of our total revenues.

Commercial and other

Our North American commercial customers, which represented 6% of our revenues for the year ended December 31, 2009 and 7% of our revenues for the six months ended June 30, 2010, purchased both satellite and aerial imagery from us. Our North American commercial customers operate in a variety of different market segments, including on-line mapping, GIS, precision mapping, infrastructure, oil and gas, environmental monitoring, agriculture, mining, utilities and transportation. We sell imagery and products to our North American resellers and they in turn add additional value to the products for sale to the end user. One example of our North American commercial relationship is our multi-year agreement with Google, Inc. to provide satellite imagery for its online consumer and commercial applications (Google Earth and Google Maps).

International customers

Certain of our customers, which represented 27% of our total revenues for the year ended December 31, 2009 and 25% of our total revenues for the six months ended June 30, 2010, are primarily comprised of foreign governments but also include commercial customers. Most foreign countries currently do not have satellite collection programs as technically sophisticated as those in the United States and must either rely on limited aerial imagery collection for their imagery applications or purchase imagery from reliable commercial satellite providers, such as GeoEye. Our international customers primarily use imagery for national defense, intelligence programs; agricultural planning and monitoring; resource monitoring; national border monitoring; environmental and infrastructure monitoring; and construction planning.

Certain of our international customers purchase satellite images and data that GeoEye downlinks to its ground stations and delivers directly to the customer. These international customers contract to purchase the right to send imagery collection orders directly to our satellite and to receive imagery from our satellites or indirectly, after downlinking to our ground stations. Customers purchasing imagery in this manner enter into take-or-pay arrangements with us, and these contracts generally have a duration of one to five years. Certain contracts entered into with international customers (affiliates) prior to our acquisition of Space Imaging LLC (Space Imaging) specified that IKONOS’ images taken over the affiliate’s territory were sold to the affiliate.

We have modified the old IKONOS business model in connection with the launch of our newest satellite, GeoEye-1. We now retain a significant amount of GeoEye-1 capacity over all territories, including those in which we have international affiliates. In addition, we grant our international affiliates licenses to use and re-sell GeoEye-1 images collected by them in their territories; however, in most cases, we retain the rights to those images outside of such territories. This change has provided us significantly greater flexibility to collect imagery for the U.S. government and other customers, to reduce our cost of goods sold, to sell a significantly increased number of images to our customer base and to more effectively utilize our archive.

NextView program

The U.S. government’s NGA announced in March 2003 that it intended to support, through the NextView program, the continued development of the commercial satellite imagery industry. The NGA also announced that it intended to award two imagery providers with contracts to support the engineering, construction and launch of the next generation of imagery satellites. On September 30, 2004, the NGA awarded us a contract as the second provider under the NextView program and, as a result, we contracted for the construction of a new satellite, GeoEye-1. Under the NextView program, we began delivering imagery to the NGA from our IKONOS satellite in February 2007 and from our GeoEye-1 satellite in the first quarter of 2009. GeoEye-1 was launched in September 2008 and started commercial operations and obtained certification from the NGA in February 2009, at which point the satellite commenced full operations. Total final capitalized costs (including financing and launch insurance costs) of the GeoEye-1 satellite and related ground systems incurred was $478.3 million.

Under the NextView contract, the NGA agreed to support the project with a cost share totaling approximately $237.0 million spread over the course of the project development and subject to various milestones. On March 19, 2009, the NGA had paid the Company its cost share obligation in full. GeoEye had deferred recognition of the cost share amounts from the NGA as revenue until GeoEye-1’s in-service date in February 2009. We recognize this revenue on a straight-line basis over the nine-year depreciable operational life of the satellite. The Company built, launched and deployed GeoEye-1 for less than the maximum cost specified in the NGA contract. As a result, we credited a portion of the NGA’s cost share payments, approximately $20.0 million, against imagery purchase obligations during 2009.

On December 9, 2008, we entered into the NextView SLA with the NGA under which the NGA agreed to purchase GeoEye-1 imagery from us through November 30, 2009. The NextView SLA provided for monthly payments of $12.5 million, subject to a maximum reduction of 10% based on performance metrics. Under the NextView SLA, to the extent that less than $12.5 million was paid by the NGA in any month, the shortfall was used to fund an extension of the contract. On August 6, 2010, the NGA awarded us a new contract under the EnhancedView program, which includes the EnhancedView SLA on terms similar to the NextView SLA. During the six months ended June 30, 2010, we recognized $74.6 million of revenue under the NextView SLA.

EnhancedView program

On August 6, 2010, the NGA awarded us a $3.8 billion contract under its EnhancedView program. The award provides for a new satellite imagery delivery service level agreement, the engineering, construction and launch of GeoEye-2 and the design and procurement of associated ground station equipment and the design and procurement of additional infrastructure to support government operations, value-added products and other services. This competitively awarded contract supports the EnhancedView program by providing products and services that will help meet the increasing geospatial intelligence needs of the intelligence community and Department of Defense.

The award provides for a new satellite imagery delivery service level agreement with the NGA valued at up to $2.8 billion. The EnhancedView SLA initially provides for continued monthly payments by the NGA of $12.5 million ($150 million per year), subject to a maximum reduction of 10% based on performance metrics. Under the EnhancedView SLA, when GeoEye-2 becomes operational, which we currently expect will occur in 2013, payments under the award will increase to $15.3 million per month ($184 million per year). The term of the EnhancedView SLA is one year, with nine one-year renewal options exercisable by the NGA. Imagery deliveries under the EnhancedView SLA began on September 1, 2010, and the imagery is collected by the Company’s existing satellite constellation, with GeoEye-2 to collect additional imagery when it comes on-line.

Pursuant to the terms of the EnhancedView Other Transaction for Prototype Project Agreement, the NGA has agreed to contribute up to $336.9 million of the overall construction and launch costs of the GeoEye-2 satellite and associated ground station equipment in two cost share payments: the first payment of approximately $111 million when the GeoEye-2 satellite is delivered to integration and test, and the second payment, and balance of the cost share, when the GeoEye-2 satellite becomes operational.

The award also provides for up to an estimated $700 million over the life of the EnhancedView SLA at NGA’s option for the design and procurement of additional infrastructure to support government operations, value-added products and other services from us.

This program replaced the NextView program, except GeoEye will continue to fulfill existing NextView value-added product and services orders until such orders are complete. New value-added product and services orders are expected to be placed under the EnhancedView contract. The NextView SLA portion of the NextView program was replaced by the EnhancedView SLA as of September 1, 2010.

Business operations

Our business operations are structured to ensure timely, accurate and accessible delivery of our products and services to our global customers. To that end, we have established an integrated system that includes collection systems, production facilities and a global distribution system.

Collection systems

We own and operate satellite and aerial collection systems, including:

•	three low-Earth orbit, imaging satellites, including GeoEye-1, currently the most advanced imagery collection satellite commercially available;

•	one airplane with digital and LiDAR camera;

•	two airplanes each with a digital mapping camera; and

•	two central U.S.-based ground systems that control the satellites and that receive, process and archive their imagery and include electronic cataloging and distribution capabilities; in addition, we lease downlink facilities at three non-U.S. facilities.

The following table summarizes the primary characteristics of our satellites:

	GeoEye-1	IKONOS	OrbView-2

Principal application	National Security, Mapping, Oil and Gas, Infrastructure, Mining, Land Use, Land Planning	National Security, Mapping, Oil and Gas, Infrastructure, Mining, Land Use, Land Planning	Weather, Fishing, Agriculture, Scientific Research, Environmental Monitoring
Ground resolution	0.41 m Black and White, 1.65 m Color	0.82 m Black and White, 3.2 m Color	1 km to 4 km, Color
Accuracy	~3.5 (actual) (5 spec)	~7.8 (actual) (15 spec)	Not applicable
Scene width (or swath)	~15.2 km	~11 km	~2,800 km
Daily collection capacity	~350,000 sqkm. (color)	~120,000 sqkm. (color)	Not applicable
Revisit time	3 Days	1 Day at 45[o] 3 Days at 60[o]	1 Day
Launch date	September 2008	September 1999	August 1997
Original design life[1]	7 years	5 years	5 years
Expected end of operational life[2]	2018	September 2011	2009[3]

(1)	The original design life is the minimum number of years, at a 75% probability, that a satellite is expected to operate based on our construction performance specifications.

(2)	Following actual launch, we estimate a satellite’s operational life, based upon a number of factors, including the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The actual operational life of a satellite can be affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual, environmental degradation of solar panels and other components, the durability of various satellite components and the orbit in which the satellite is placed. We cannot assure you that our satellites will operate as designed. We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our operating expenses, lower operating income or lost backlog. The expected end of operational life of IKONOS is based on a study by the manufacturer.

(3)	During 2009 and 2010, OrbView-2 has on several occasions experienced operational anomalies related to various components. When these have occurred, OrbView-2 has switched into “safe-hold mode” in order to protect itself while our ground operations personnel work to restore its functionality, which has historically taken two weeks to several months. When in safe-hold mode, OrbView-2 is unable to provide imagery. While we have historically had success in returning OrbView-2 to operational status from this mode, we cannot assure you when, if ever, OrbView-2 will return to operational status. See “Summary—Recent developments.” The last time OrbView-2 was in “safe-hold mode” was September 11, 2010. Since then, OrbView-2 has resumed routine imaging operations.

GeoEye-1

GeoEye-1 has been designed to collect 0.41-meter (approximately equivalent to 16 inches) resolution black and white imagery (known by the industry term as panchromatic) and 1.65 meter resolution color imagery (known in the industry as multispectral) of the Earth’s surface, both individually and simultaneously. Although imagery can be collected at this highest resolution for the U.S. government, due to current U.S. licensing restrictions, products for non-government customers must be re-sampled to no better than 0.5-meters before being made available for sale to non-U.S. government customers. For more details on this restriction, see “Regulation—United States” below. In addition to 0.5-meter ground resolution imagery, GeoEye-1 offers geolocation accuracy, which is currently better than five meters, which means that customers can map natural and man-made features to within five meters of their true location on the Earth’s surface without ground control points.

We maintain insurance policies for GeoEye-1 with both full coverage and total-loss-only coverage in compliance with the indenture governing our 9.625% Senior Secured Notes due 2015 (2015 Notes). As of December 31, 2009, we carried $250.0 million in-orbit insurance for GeoEye-1, comprised in part by $187.0 million of full coverage to be paid if GeoEye-1’s capabilities become impaired as measured against a set of specifications; of such coverage, $137.0 million expires December 1, 2010 and $50.0 million expires September 6, 2011. We also carry $63.0 million of insurance in the event of a total loss of the satellite, which expires December 1, 2010.

In December 2009, we announced that our engineers detected an irregularity in the equipment that GeoEye-1 uses to point the antenna that transmits imagery to receiving stations on the ground. The irregularity limits the range of movement of GeoEye-1’s downlink antenna, which affects GeoEye-1’s ability to image and downlink simultaneously. GeoEye-1 is able to downlink imagery to GeoEye’s and customer ground stations when not collecting images.

In May 2009, we announced that our engineers detected an anomaly with GeoEye-1 affecting the collection of color imagery by a narrow band of pixels within an image. As a result, we modified our operations and currently collect, produce and deliver color imagery to customers that is unaffected by the anomaly. Subsequently, an adjacent band of pixels experienced the same anomaly. GeoEye-1 imagery collection, production and delivery to customers is unaffected by this second occurrence because of the previous operational modifications implemented by the Company, and the pixel bands affected by the anomaly continue to collect panchromatic (black and white) images normally. While we have designed modifications which we believe would significantly reduce or eliminate the effects to the Company of these types of failures, any failure of our cameras on any of our satellites or other loss of satellite capacity or functionality could require different satellite operational modifications that may have a material adverse effect on our imagery collection operations, and also could materially affect our financial condition and results from operations.

IKONOS

GeoEye acquired this satellite through the acquisition of Space Imaging in 2006. IKONOS provides 0.82-meter resolution black and white and 3.2-meter resolution color imagery with a geolocation accuracy of approximately 7.8 meters. IKONOS can collect about 120,000 square kilometers of imagery per day. Like GeoEye-1, IKONOS is designed to downlink imagery to a customer and to accept imaging collection orders directly from customers. In addition, like GeoEye-1, IKONOS has the ability to take simultaneous black and white and color imagery, allowing us to deliver “pan sharpened multispectral” imagery and can capture stereo images on the same orbital pass. The Company maintains $20.0 million of in-orbit insurance for IKONOS, which expires December 1, 2010, and is paid if the satellite’s capabilities become impaired as measured against a set of specifications. The IKONOS satellite was launched in September 1999.

OrbView-2

OrbView-2 collects 1.0-kilometer, low resolution color imagery and is the first commercial satellite to image the Earth’s entire surface on a daily basis in color. OrbView-2 downlinks imagery to both our primary and backup ground stations and to various regional receiving stations around the world. We provide OrbView-2 value-added products on a global basis to approximately 300 customers in the commercial fishing industry under our SeaStar Fisheries Information Service, where we couple our imagery with weather forecasts and other data that allow these customers to better predict high yielding fishing areas. High-resolution imagery is not considered critical in this market. We also provide OrbView-2 imagery to researchers and the U.S. government agencies for scientific and environmental applications. The satellite’s coverage supports a wide array of projects focusing on global change, global warming, and non-scientific applications for commercial fishing, environmental monitoring and naval operations. The OrbView-2 satellite was launched in August 1997.

GeoEye-2

In preparation for meeting the U.S. government’s need and given the long lead time associated with providing additional capacity, we entered into a contract with ITT Corporation during the third quarter of 2007, pursuant to which ITT Corporation commenced work on the advanced camera for our GeoEye-2 satellite. ITT Corporation’s work could be used to accelerate the deployment of GeoEye-2 so that it becomes operational in 2013. As of June 30, 2010, we have incurred total capitalized costs of $145.4 million constructing GeoEye-2. On March 11, 2010, the Company announced the selection of Lockheed Martin Space Systems Company to build the GeoEye-2 satellite and has subsequently signed a launch agreement with Lockheed Martin Commercial Launch Services.

Production facilities

We operate four production facilities that provide advanced image processing products, engineering analysis and related services. We also co-operate or contract with other facilities that provide satellite control and communications services.

Ground stations

We own and lease a network of ground stations strategically located to optimize network operability and customer demand.

The following table summarizes the primary characteristics of production facilities and satellite control and communications services:

Image
receiving and
	Satellite	Satellite	Image order	processing
	control	communications	tasking	center

Thornton, CO	✓	✓	✓	✓
Dulles, VA	✓	✓	✓	✓
St. Louis, MO				✓
Fairmont, WV		✓
Norman, OK		✓		✓
Point Barrow, AK		✓
Fairbanks, AK	✓	✓
Mission, KS				✓
Kiruna, Sweden		✓
Tromso, Norway		✓
Troll, Antarctica		✓

Our two operations centers in Dulles, VA and Thornton, CO:

•	monitor and maintain the satellites’ proper orbit;
•	command the satellites as required for imagery collection;
•	maintain appropriate communication links with the satellites;
•	have ground station collection capabilities; and
•	ensure that electrical power and other operating variables stay within acceptable limits.

The Dulles, Virginia operations center sends satellite imaging collection orders, referred to in the industry as tasking orders, to the GeoEye-1 satellite. The Thornton, Colorado operations center sends imaging collection orders to our IKONOS satellite and provides backup collection order capabilities for the GeoEye-1 satellite. Our international regional affiliates can also send imaging collection orders to both GeoEye-1 and IKONOS. The tasking process is complex and employs software systems to evaluate whether a customer’s tasking request is feasible. In order to be feasible, the satellite must be able to view the desired area on a certain day at the time it passes overhead. Additionally, adverse weather conditions, such as clouds or sun angle, may make it inadvisable to attempt to image a certain area on any given day. The order must be received in time for processing and transmission to the satellite. The tasking system considers the relative priority of different requests by one customer or several customers and calculates the satellite’s ability to collect more than one area of the Earth on the same orbital pass.

Our St. Louis, Missouri image processing facility provides advanced image processing products, engineering analysis and related services to the U.S. government and other commercial customers. The St. Louis facility can produce imagery products from various sources including images acquired from U.S. government satellites, our GeoEye-1 and IKONOS satellite, the satellites operated by our competitors and many of the current international satellites, in addition to aerial imagery. Our St. Louis facility provides us with a unique competitive advantage, as we believe that we are the only operator of high-resolution imagery satellites that also operates a source-agnostic production facility that can assimilate imagery from any imagery source to generate the sophisticated information products required by our customers.

Our MJ Harden facility in Mission, Kansas offers a range of geospatial products and services to help develop and manage geospatial data to support documentation, resources inventory and engineering and development applications. The services are based on 50 years of experience in photogrammetric mapping, GIS implementation and geospatial information technology development and include: digital aerial imagery, LiDAR elevation data, planimetric maps, topographic maps, digital orthophoto imagery, remote sensing services, survey and inventory services and GIS consulting and implementation. MJ Harden provides digital aerial imagery collection, photogrammetry services, mobile and geographic information system technology and implementation services, field data collection and other related services that provide customers with asset-mapping and corridor management solutions. Customers include utilities and oil and gas pipeline companies; engineering companies; real estate developers; and federal, state and local government agencies, among others.

In addition to the operations centers listed above, we also contract with ground station facilities in Kiruna, Sweden; Tromso, Norway; and Troll, Antarctica that provide relay services to capture and transmit satellite imagery to our production facilities.

Global distribution network

Our global distribution network consists of:

•	international regional affiliate satellite receiving and distribution centers with direct downlinking capabilities;

•	a worldwide network of imagery product resellers; and

•	web based search, discovery and dissemination technology.

The image processing centers receive imagery downlinked to multiple ground antennas and are equipped with numerous work stations that process and convert the digital imagery into imagery products. The centers are designed to archive the maximum number of high-resolution satellite images per day and have the capability to generate a variety of geospatial products for resale. Geospatial products refers to information products created by combining imagery with data related to geographic location, spatial relationships and other data.

Company history

GeoEye was initially organized as ORBIMAGE Holdings, Inc., Delaware corporation, on April 4, 2005. It was formed to enable its predecessor registrant, and subsequently its wholly-owned subsidiary, ORBIMAGE Inc., a Delaware corporation, to implement a holding company organizational structure. ORBIMAGE Inc. was established on December 31, 2003 in conjunction with Orbital Imaging Corporation’s reorganization and emergence from Chapter 11 bankruptcy. Effective June 21, 2005, we reorganized into a holding company structure, by means of a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the Merger). As a result of the Merger, each stockholder of ORBIMAGE Inc. became a holder of the common stock of ORBIMAGE Holdings Inc., evidencing the same proportional interests, and ORBIMAGE Inc. became a direct, wholly owned subsidiary of ORBIMAGE Holdings Inc. Accordingly, the Company became the successor registrant of ORBIMAGE Inc. On January 10, 2006, we adopted the brand name GeoEye. On September 28, 2006, the stockholders of the Company voted to formally change the legal name of the Company from ORBIMAGE Holdings, Inc. to GeoEye, Inc.

On September 15, 2005, we entered into a definitive asset purchase agreement (Purchase Agreement) to acquire the operating assets of Space Imaging. On January 10, 2006, we completed the acquisition of Space Imaging (SI) pursuant to the terms of the Purchase Agreement. The final cash purchase price, including acquisition costs, was approximately $51.5 million. The acquisition was financed mainly through the incurrence of $50.0 million of indebtedness. We were required to prepay the debt with 100% of the excess cash flows of the acquired operations calculated on a quarterly basis. We finished repaying the debt on February 2, 2007.

On March 15, 2007, we acquired M.J. Harden Associates, Inc. (M.J. Harden) through a stock purchase of all of the outstanding stock of M.J. Harden’s sole owner, i5, Inc. M.J. Harden is a leading provider of digital aerial imagery and geospatial information solutions.

In December 2009, we established a new foreign subsidiary in Singapore to service our expanding Asia customer base, GeoEye Asia Pte. Ltd. In January 2010, we changed the names of the Company’s subsidiaries as follows:

Old name	New name

ORBIMAGE Inc.	GeoEye Imagery Collection Systems Inc.
ORBIMAGE SI Holdco Inc.	GeoEye Solutions Holdco Inc.
ORBIMAGE SI Opco Inc.	GeoEye Solutions Inc.
ORBIMAGE License Corp.	GeoEye License Corp.

Competition

We compete against various public and private companies, as well as systems owned by the U.S. government and foreign state-sponsored entities that provide satellite and aerial imagery products and services to the commercial market. Our major competitor for high-resolution satellite imagery is DigitalGlobe, Inc. (DigitalGlobe), a publicly listed commercial vendor of space imagery. International competitors for high-resolution satellite imagery and imagery products include: the National Remote Sensing Agency, Department of Space (Government of India), RADARSAT International (Canada), ImageSat International N.V. (Israel), SPOT Image SA (France), Taiwan and Korea.

Employees

At June 30, 2010, we had 550 employees. Generally, our employees are retained on an at-will basis. We have entered into employment agreements with certain of our key employees. Certain of our employees have non-competition agreements that prohibit them from competing with us for various periods following termination of their employment.

Management

The following table sets forth the names, ages and positions of our Directors and executive officers. Additional biographical information concerning these individuals is provided in the text following the table. This section should be read in conjunction with the information in our definitive proxy statement for use in connection with our annual general meeting of shareholders held in June 2010. Such information is incorporated into this offering circular by reference.

Name	Age	Position

Lieutenant General James A. Abrahamson (retired USAF)	76	Chairman of the Board of Directors1 3
Joseph M. Ahearn	55	Director1 2
Martin C. Faga	68	Director2 4
Michael F. Horn, Sr.	73	Director1 4
Lawrence A. Hough	66	Director3 4
Roberta E. (“Bobbi”) Lenczowski	68	Director3 4 5
Matthew M. O’Connell	58	Chief Executive Officer, President and Director
James M. Simon, Jr.	62	Director2 4
William W. Sprague	52	Director2 5
William Schuster	58	Chief Operating Officer
Joseph F. Greeves	53	Executive Vice President and Chief Financial Officer
Brian E. O’Toole	46	Chief Technology Officer
Christopher R. Tully	53	Senior Vice President of Sales
William L. Warren	44	Senior Vice President, General Counsel and Corporate Secretary

(1)	Member, Audit Committee

(2)	Member, Compensation Committee

(3)	Member, Nominating and Governance Committee

(4)	Member, Strategy Committee

(5)	Member, Risk Committee

Directors

Lt. General James Abrahamson, USAF (Ret) (Director) (Chairman of the Board) has been a member of the Board since April 1998 and has served as Chairman of the Board since November 2001. Lt. General Abrahamson also served as Chairman of the Nominating and Governance Committee from January 2005 through June 2008 and remains a member of the committee. He further serves as a member of the Audit Committee and as an ex officio member of the Strategy and Risk Committee. In addition to his directorship at GeoEye, Inc., Lt. General Abrahamson serves as chairman and chief executive officer of StratCom, LLC and SkySpectrum LLC, privately-held companies associated with the development of stratospheric airships for civil and military applications.

Lt. General Abrahamson has private sector and government leadership experience, including having served as director of the Department of Defense’s Strategic Defense Initiative, as NASA

associate administrator for Space Flight, as Oracle’s chairman of the board, and as the president of the Transportation Sector for Hughes Aircraft Company.

Public directorships: Lt. General Abrahamson is vice chairman of the board of directors of MGSI Security Solutions, Inc. since July 2010.

Joseph M. Ahearn (Director) has been a member of the Board since December 2003, and served as Chairman of the Audit Committee from January 2004 to June 2008, and remains a member of the Audit Committee. He also has served as a member of the Compensation Committee since April 2006. Mr. Ahearn has also served as chairman and chief executive officer of Faneuil, Inc., a privately held corporation, since 2007 and as senior vice president for MacAndrews & Forbes Holdings Inc. since December 2005. From September 2005 to December 2005, Mr. Ahearn served as vice president, special projects for Panavision Inc. From August 2004 to September 2005, he served as managing director of Qorval, Inc.

Mr. Ahearn has served as chief executive officer of Marvel Entertainment and its predecessor company, ToyBiz, and has conducted audit and consulting work at Arthur Andersen and Touche Ross for more than ten years. He has experience dealing with accounting principles and financial reporting. The Board has determined that he is an Audit Committee Financial Expert.

Public directorships: Mr. Ahearn does not currently hold, nor in the past five years has he held, any other public directorships.

Martin C. Faga (Director) has been a member of the Board and a member of the Strategy and Risk Committee since August 1, 2006 and a member of the Compensation Committee since June 2008. Since April 9, 2010, Mr. Faga has been a director of Segovia Global IP Services, Inc., a wholly-owned subsidiary of Inmarsat plc, a British mobile satellite company. Since 2009, Mr. Faga has served as a director of Thomson Reuters Special Services, a wholly-owned subsidiary of Thomson Reuters Corp. Since May 2000, Mr. Faga has been a trustee on the Board of Trustees for the MITRE Corporation (“MITRE”), a non-profit organization for which he previously served as president and chief executive officer from May 2000 through June 2006. Since 2004, Mr. Faga has served as a director for the Association for Intelligence Officers, a non-profit organization; since 2006, he has served as a director, secretary and member of the executive committee for the Space Foundation, a non-profit organization; and since 2007, he has served as a director and member of the special security agreement board for Olive Group North America, a privately-held company.

Mr. Faga gained knowledge into the satellite imagery industry as the former director of the National Reconnaissance Office (1989-2003), a federal agency engaged in satellite imagery operations. His technical background, professional experience, and service with MITRE, operating research centers and developing strategic initiatives, are valuable resources to our Board.

Public directorships: Mr. Faga is a director, a member of the compensation committee, and chairman of the nominating and governance committee of Alliant Techsystems (since 2006) and served as a director and member of the compensation committee at Electronic Data Systems from 2006 to 2008.

Michael F. Horn, Sr. (Director) has been a member of the Board since December 2007, and a member of both the Audit Committee and the Strategy and Risk Committee since January 2008. Mr. Horn became Chairman of the Audit Committee in June 2008. Since January 2004, Mr. Horn has served as an auditor and consultant for various private and publicly held companies. Mr. Horn also serves on the board of United Energy Technology, Inc., a privately held company.

Mr. Horn brings more than 40 years of executive financial management, audit, and consulting experience, including 35 years with KPMG LLP, where he served as a partner for 28 years. Mr. Horn’s experience and insight as an auditor and consultant is extremely beneficial to the Board and Audit Committee. Based on his experience and expertise, the Board has determined that Mr. Horn is an Audit Committee Financial Expert.

Public directorships: Mr. Horn does not currently hold, nor in the past five years has he held, any other public directorships.

Lawrence A. Hough (Director) has been a member of the Board since December 2003, Chairman of the Nominating and Governance Committee since June 2008, and member of the Strategy and Risk Committee since June 2008. He previously served as chairman of the Compensation Committee from April 2006 to June 2008. Since January 2008, Mr. Hough is managing director of Stuart Mill Venture Partners, L.P. From January 1997 to the present, he has served as president and chief executive officer of Stuart Mill Capital, Inc. From June 2004 to May 2005, he served as chief executive officer of SynXis Corporation, having previously served as its chairman of the board from January to May 2004. Mr. Hough was president and chief executive officer of the Student Loan Marketing Corporation from 1990 to 1997.

Mr. Hough’s experience in operations and financial oversight gained either as serving as president or managing director for various companies over several years in addition to his membership on various boards of directors and audit committees provide him with the executive, operational and financial experience that is vital to our Board. From 2008 to the present, he has served on the boards of Appistry, Inc., Marrone Organics Innovations, Inc., and Sypherlink, Inc., all privately-held companies. From 1985 to the present, he has served on the board and the audit and executive committees of the Shakespeare Theatre, a non-profit organization; and since 2006, he has served as a trustee for the Levine School of Music, a non-profit organization.

Public directorships: Mr. Hough served as a director of Goldleaf Financial Solutions, Inc. from 2005 to 2009 and was chairman of its nominating and governance committee. Mr. Hough served as a director of Collegiate Funding Services from 2003 to 2006 and was chairman of the audit committee. Both Goldleaf Financial Services, Inc. and Collegiate Funding Services were acquired in stock transactions, resulting in the discontinuation of their respective boards.

Roberta E. Lenczowski (Director) has been a member of the Board and of the Strategy and Risk Committee since August 2007 and a member of the Nominating and Governance Committee since June 2008. In 2005, Ms. Lenczowski formed Roberta E. Lenczowski Consulting, a consulting company serving the geospatial intelligence community. From 2005 to the present, she has served as a consultant for various companies in this industry or related industries, including serving since May 2006 as an academic advisor on the academic advisory committee of Sanborn Map Company. From 2004 to 2005, Ms. Lenczowski served as the West senior executive with the National Geospatial-Intelligence Agency (“NGA”). Since 2005, Ms. Lenczowski has served as a director for TechniGraphics, a privately-held company, and the Leonard Wood Institute, a non-profit company. Since 2007, Ms. Lenczowski has served as a director for Fugro EarthData, Inc., a subsidiary company of Fugro N.V.

Ms. Lenczowski served NGA for more than 28 years. At the American Society for Photogrammetry and Remote Sensing, she held several positions in the St. Louis region, ranging from director to president. In March 2010, she was elected to the position of national vice president.

Public directorships: Ms. Lenczowski does not currently hold, nor in the past five years has she held, any other public directorships.

Matthew M. O’Connell (Chief Executive Officer, President and Director) has been a member of the Board since October 2001 and has served as GeoEye’s President and Chief Executive Officer since 2001. From 2008 to the present, Mr. O’Connell has served as a director and as a member of the audit committee for the U.S. Geospatial Intelligence Foundation, a non-profit organization and on the Advisory Board of GIS Development, an Indian media and conferences group. He also serves on the National Oceanic and Atmospheric Administration’s Advisory Committee on Commercial Remote Sensing, the U.S. Geospatial Intelligence Foundation’s Board of Directors, and the Department of the Interior’s National Geospatial Advisory Committee.

Public directorships: Mr. O’Connell served as a director of TVI Corporation from May 2005 to August 2007.

James M. Simon, Jr. (Director) has been a member of the Board since November 2005, a member of the Compensation Committee since April 2006 and Chairman of the Strategy and Risk Committee since June 2006. In January 2010, he was appointed chief strategist, Worldwide Public Sector, The Microsoft Corporation. In 2004, he served as the founding director of The Microsoft Institute for Advanced Technology in Governments. From January 2003 to January 2005, he served as president and chief executive officer of Intelligence Enterprises, LLC. He continues to serve as a partner with Intelligence Enterprises, LLC.

A career Central Intelligence Agency officer, Mr. Simon was appointed by President Clinton and confirmed by the Senate in 1999 as the first assistant director of Central Intelligence for Administration, a position he held from January 2000 through January 2003. As deputy to the deputy director of Central Intelligence for Community Management, he was responsible for technology acquisition, setting policy for, and overseeing the budgets of, the then fourteen agencies that comprised the intelligence community. After September 11, 2001, he was designated as the senior intelligence official for Homeland Security establishing and chairing the Homeland Security Intelligence Council. Mr. Simon continues to serve on various government advisory boards.

Public directorships: Mr. Simon does not currently hold, nor in the past five years has he held, any other public directorships.

William W. Sprague (Director) has been a member of the Board since 1997, Chairman of the Compensation Committee since June 2008, a committee on which he has served since April 2006, and a member of the Audit Committee since January 2008. Since December 2009, Mr. Sprague has served as the president and chief executive officer of Madison Williams and Company (“Madison Williams”). Madison Williams was formerly known as SMH Capital Markets, which until December 2009 was a division of Sanders Morris Harris Group Inc. (“SMHG”). Mr. Sprague served as president of SMH Capital from January to December 2009. From April 2004 to December 2008, Mr. Sprague served as managing director, head of investment banking of SMHG.

Mr. Sprague has actively reviewed internal financial statements; has more than 28 years of experience as an investment banker; and has served as chairman of the board and chairman of the audit committee for several public companies. He actively supervised and approved the preparation of financial statements, which were included in quarterly and annual filings with the SEC.

Public directorships: Mr. Sprague does not currently hold, nor in the past five years has he held, any other public directorships.

Other executive officers

William Schuster (Chief Operating Officer) joined the Company as Chief Operating Officer in December 2004. Prior to joining the Company, Mr. Schuster most recently served as president of Integrated Systems for BAE Systems. Prior to BAE, Mr. Schuster served at Harris Corporation as vice president of Programs within the Government Communications System Division and was vice president of the Space Applications Operation at Loral Space and Range Systems. Prior to that, Mr. Schuster worked at the Central Intelligence Agency for nearly 22 years. Mr. Schuster has a BSEE from the Polytechnic Institute of Brooklyn and has completed numerous graduate-level management courses and programs, including the Pennsylvania State University Executive Management Program and the Mahler Advanced Management Skills Program.

Joseph F. Greeves (Executive Vice President and Chief Financial Officer) joined the Company as Executive Vice President and Chief Financial Officer in June 2009. Mr. Greeves has a strong public accounting background and more than 20 years experience as a chief financial officer. During his career, he has served as chief financial officer for four publicly traded companies, where he focused on working with entrepreneurs and management teams to build businesses, raise capital and grow shareholder value. Prior to joining the Company, Mr. Greeves served for almost seven years as executive vice president and chief financial officer of Managed Object Solutions Inc. Before joining Managed Objects, he consulted for Lazard Technology Partners as its chief financial officer executive in residence. Prior to that, Mr. Greeves was senior vice president and chief financial officer for OPNET Technologies Inc. Prior to that, he served as the chief financial officer for Fusion Systems Corporation and Ogden Environmental and Energy Services Co., a division of Ogden Corporation. Mr. Greeves graduated from the University of Maryland, is a Certified Public Accountant and began his career as an audit manager at Touche Ross & Co. (now known as Deloitte & Touche).

Brian E. O’Toole (Chief Technology Officer) joined the Company as Chief Technology Officer in August 2008 and is responsible for developing, managing and expanding the Company’s technology, products and solutions in geospatial intelligence and location-based services. From June 2005 through August 2007, Mr. O’Toole served as vice President, Product Management at Overwatch Textron Systems. From January 2000 to June 2005, he served as president and co-founder of ITspatial, which he subsequently sold to Overwatch. Mr. O’Toole holds a Master of Science degree in Computer Engineering from Syracuse University in New York and a Bachelor of Science degree in Computer Science from Clarkson University in Potsdam, New York.

Christopher R. Tully (Senior Vice President of Sales) joined the Company as Senior Vice President, Sales in March 2010 and is responsible for strategic management and development of our worldwide sales organization. Prior to joining the Company, Mr. Tully served as executive vice president and chief sales officer for Kastle Systems LLC, where he worked with the CEO to build the business, establish a national sales presence and expand into new markets. Before joining Kastle Systems, he was senior vice president of Sales & Customer Service at CoStar Group, Inc., an international provider of information and marketing services. Prior to that, Mr. Tully was group vice president of Sales at GTSI Corporation, where he was responsible for a 200-person sales organization serving federal, state and local government clients. Mr. Tully graduated from Georgetown University and began his career with Xerox Corporation.

William L. Warren (Senior Vice President, General Counsel and Secretary) joined the Company as Vice President, General Counsel and Corporate Secretary in January 2004 and was promoted to his current position in January 2007. Prior to joining the Company, Mr. Warren practiced law in the Northern Virginia and Washington, D.C. offices of Latham & Watkins LLP, an international law firm, for several years. Prior to joining Latham & Watkins, Mr. Warren was an associate in the New York office of Baker Botts L.L.P. Mr. Warren received his Juris Doctor, with honors, from the University of Texas at Austin. He is admitted to practice in Virginia, New York and the District of Columbia.

Regulation

The satellite remote imaging industry is a highly regulated industry, both domestically and internationally. In the U.S., the operation of remote imaging satellites generally requires licenses from the DoC and from the FCC. Furthermore, remote sensing satellite and ground control station technologies are subject to U.S. export control licensing and regulation under the International Traffic in Arms Regulations, or ITAR, administered by the Department of State and the Export Administration Regulations, or EAR, administered by the DoC. In addition, we are party to certain classified U.S. Government contracts, the performance of which is subject to U.S. facility and personnel clearance laws and regulations. As is the case with any U.S. business, we are subject to U.S. Government Foreign Corrupt Practices Act restrictions regarding conducting business with foreign government officials and U.S. Treasury Department restrictions prohibiting conducting business with certain embargoed countries or entities or persons on the Specifically Designated Nationals list maintained by the U.S. Treasury Department. Finally, in order to provide satellite access services and imagery products internationally, our satellites may require International Telecommunication Union, or ITU, notification and registration and licenses from the governments of foreign countries where our services and products will be distributed.

United States

DoC regulation

The DoC, through the National Oceanic and Atmospheric Administration, or NOAA, is responsible for granting commercial imaging satellite operating licenses and for coordinating satellite imaging applications among several governmental agencies to ensure that any license addresses all U.S. national security and foreign policy concerns, and complies with all international obligations of the United States. We are required to obtain a DoC license to operate each of our remote sensing satellite systems and provide imagery services to our customers.

We currently have DoC licenses for all of our existing satellite systems. We also hold a DoC license that we intend to use for the GeoEye-2 satellite system that is being developed. We intend to modify this DoC license, subject to DoC approval, to reflect the final technical specifications for the GeoEye-2 satellite. The DoC license for GeoEye-2 is a constellation license and authorizes us to operate an additional satellite subject to DoC approval. The DoC licenses for our satellites are valid through the operational lifetime of each satellite. We expect to satisfy the terms of each of the DoC licenses for our satellites and to maintain the regulatory licenses and approvals necessary for their ongoing operations.

Our DoC licenses generally include the following key operating conditions:

•	We are required to maintain positive operational control of our satellite systems from a location within the United States at all times;

•	We are restricted from disseminating to anyone other than the U.S. Government panchromatic imagery with a resolution better than 0.5 meters or multispectral imagery with a resolution better than 2.0 meters;

•	The U.S. Government reserves the right to exercise “shutter control”—the interruption of service by limiting imagery collection and/or distribution as necessary to meet significant U.S. Government national security or foreign policy interests or international obligations.

Although the U.S. Government has never exercised “shutter control” with respect to our satellite systems, the exercise of this authority would require us to make imagery data available exclusively to the U.S. Government by means of approved rekeyable encryption on the downlink. We cannot anticipate whether or under what circumstances or at which time the U.S. Government would exercise its “shutter control” authority, nor can we reasonably determine what costs and terms would be negotiated between us and the U.S. Government in such event;

•	We are required to obtain DoC approval before implementing “significant or substantial” agreements with foreign nations, entities or consortiums (“foreign persons”) in order to protect the national security and foreign policy interests and international obligations of the U.S. Government. Transfers of “significant or substantial” agreements also require DoC approval. Examples of “significant or substantial” agreements include customer agreements for high-resolution imagery collection and distribution, operating agreements and agreements relating to equity investments in us of 20% or more of the total outstanding shares or that entitle a foreign person to a position on our Board of Directors. Foreign persons entering into “significant or substantial” agreements with us are required to comply with our DoC license imagery collection and distribution restrictions and are subject to the U.S. Government’s exercise of “shutter control,” which could adversely affect our ability to collect imagery products for distribution to our foreign customers; and

•	We are restricted from disseminating imagery of the state of Israel with a resolution better than 2.0 meters.

FCC regulation

The FCC is responsible for licensing commercial satellite and ground systems and the radio frequencies used by commercial satellite systems. In general, the FCC grants licenses to those systems, which are then required conform to the technical, legal and financial requirements for these systems set forth in FCC regulations. The FCC also regulates the ownership and control of its licensees, and must consent to certain changes in such ownership or control.

Below is a table summarizing the FCC license grant and expiration dates for our current commercially operational satellites and related ground systems:

	GeoEye-1	IKONOS	OrbView-2

FCC Satellite License Grant Date	2004	1999	2010
Commercially Operational	Yes	Yes	Yes
FCC Satellite License Expiration Date	2018	2014	October 1, 2012 renewable for 1 or more years subject to FCC approval
Grant Date of Associated FCC Ground Station Licenses	2004	1999	2010
Expiration Date of Associated FCC Ground Station License	April 15, 2024, renewable for 15 years subject to FCC approval	December 8, 2010; October 3, 2022; and October 17, 2022, renewable for 15 years subject to FCC approval	October 1, 2012, renewable for 1 or more years subject to FCC approval

We also hold an FCC license to operate the OrbView-3 satellite, which remains in orbit but which ceased commercial operations in 2007. In the future, we will be required to obtain FCC licenses and approvals in connection with any new high-resolution satellites that we plan to operate.

In light of the EnhancedView contract award which includes up to $336.9 million in cost share funds from the NGA for the development and launch of the GeoEye-2 satellite, we are preparing an application to modify our GeoEye-1 satellite FCC license to add the GeoEye-2 satellite and associated ground stations and expect to file this application in the near future.

Export controls and security clearance regulation

We are subject to a complex set of export control and security clearance regulations for the products and services we offer.

Among other things, we are a registrant under ITAR and we hold export licenses and other approvals from the U.S. Department of State’s Directorate of Defense Trade Control, or DDTC, for the export of hardware, software and technical data relating to the potential defense-related satellites, ground stations, image processing facilities and support services provided to customers. Additional approvals may be required from DDTC and from the DoC’s Bureau of Industry and Security in certain cases. For example, export licenses may be required if certain foreign persons or entities are involved in the development or acquisition of our products and services. Also the export of a GeoEye-supplied ground station or image processing facility to a foreign person would require a DDTC export approval. The suspension or cancellation of our ITAR registration or DDTC approval to export our products and services could have a material adverse effect on our business and results of operations.

In addition, we require certain facility and personnel security clearances to perform our classified U.S. Government related business. Security clearances are subject to regulations and requirements including the National Industrial Security Program Operating Manual (NISPOM), which provides baseline standards for the protection of classified information released or disclosed to industry in connection with classified U.S. Government contracts. Among other things, the NISPOM restricts non-U.S. (“foreign”) ownership, control, or influence (FOCI) over a U.S. person performing classified work for the U.S. Government, such that investments in the Company by non-U.S. entities or individuals could require prior review by the U.S. Department of Defense, and could result in changes in the terms of our facility or personnel clearances. The suspension or cancellation of our facility security clearances, or the inability to maintain personnel security clearances for our personnel to perform classified U.S. Government contracts, could have a material adverse effect on our business and results of operations.

Furthermore, any change in our ownership involving a transfer to foreign persons or entities may increase U.S. Government scrutiny and lead to more onerous requirements in connection with both export controls and security clearances. A transfer to foreign ownership could also trigger other requirements, including filings with and review by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Provision and approval by NOAA under our DoC licenses. Depending on the country of origin and identity of foreign owners, other restrictions and requirements could arise.

Future developments

U.S. regulators may subject us in the future to new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present U.S. regulatory environment. In addition, U.S. regulators could decide to impose limitations on U.S. companies that are currently applicable only to other countries, or other regulatory limitations that affect satellite remote imaging operations. Any limitations of this kind could adversely affect our business or our results of operations.

Description of the Notes

In this description, (i) the terms “we,” “our” and “us” refer to GeoEye, Inc. and its consolidated Subsidiaries, and (ii) the term “Issuer” refers only to GeoEye, Inc. and not to any of its Subsidiaries.

The Issuer will issue $125,000,000 aggregate principal amount of 8.625% senior secured notes due 2016 (together with any Additional Notes that may actually be issued as described below, the “Notes”) under an indenture to be dated as of October 8, 2010 (the “Indenture”) among the Issuer, the Guarantors and Wilmington Trust FSB, as trustee (the “Trustee”) and as collateral trustee (the “Collateral Trustee”).

The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, will define your rights as holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Summary” of this prospectus. You can find the definitions of certain terms used in this description under the subheading “—Certain definitions.” Certain defined terms used in this description but not defined herein will have the meanings assigned to them in the Indenture.

The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief description of the Notes and the Guarantees

The Notes

•	The Notes will be general senior secured obligations of the Issuer;

•	The Notes will be secured on a second-priority basis by the Collateral referred to below;

•	The Notes will be secured, equally and ratably, with any other Permitted Second Lien Obligations incurred in the future;

•	The Notes will rank senior in right of payment to all of the existing and future subordinated Indebtedness of the Issuer;

•	The Notes will be equal in right of payment with all existing and future senior Indebtedness of the Issuer;

•	The Notes will be effectively senior to all of the Issuer’s existing and future Indebtedness (other than Indebtedness secured by Permitted Liens) to the extent of the value of the Collateral;

•	The Notes will be effectively junior to all of the Issuer’s obligations with respect to its First-Lien Obligations to the extent of the value of the collateral securing such obligations on a first-priority basis; and

•	The Notes will be structurally subordinated to all Indebtedness and other liabilities (including trade payables but excluding certain intercompany obligations) of any of the Issuer’s Subsidiaries that are not Guarantors.

The Guarantees

The obligations of the Issuer pursuant to the Notes, including any repurchase obligation resulting from a Change of Control, will be unconditionally guaranteed, jointly and severally, on a senior secured basis, by all existing and future Domestic Restricted Subsidiaries of the Issuer.

•	The Guarantees will be general senior secured obligations of the Guarantors;

•	The Guarantees will be secured on a second-priority basis by the Collateral owned by the relevant Guarantor, as described below;

•	The Guarantees will be secured, equally and ratably, with any other Permitted Second Lien Obligations incurred in the future;

•	The Guarantees will rank senior in right of payment to all existing and future subordinated Indebtedness of the Guarantors;

•	The Guarantees will be equal in right of payment with all existing and future senior Indebtedness of the Guarantors;

•	The Guarantees will be effectively senior to all of the Guarantors’ existing and future Indebtedness (other than Indebtedness secured by Permitted Liens) to the extent of the value of the Collateral;

•	The Notes will be effectively junior to all of the Guarantors’ obligations with respect to their First-Lien Obligations and any future indebtedness to the extent of the value of the collateral securing such obligations on a first-priority basis; and

•	The Guarantees will be structurally subordinated to all Indebtedness and other liabilities (including trade payables) of any Subsidiary of the Guarantor that is not also a Guarantor.

On the Issue Date, each of the Issuer’s Domestic Restricted Subsidiaries will be a Guarantor.

Each Guarantee will be limited to the maximum amount that would not render the applicable Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provisions of state law. By virtue of this limitation, a Guarantor’s obligation under its Guarantee could be significantly less than amounts payable with respect to the Notes. See “Risk factors—Risks related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void or subordinate guarantees and grants of security and require noteholders to return payments received from guarantors.”

Each Guarantee by a Guarantor shall provide by its terms that it will be automatically and unconditionally released and discharged upon:

(1) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Issuer of all of the Issuer’s Capital Stock in, or all or substantially all of the assets of, such Guarantor; provided that such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture;

(2) the Issuer’s designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

(3) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal defeasance and covenant defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture.

In the event of bankruptcy, liquidation, reorganization or other winding-up of the Issuer or any of the Guarantors or upon a default in payment with respect to, or the acceleration of, any First-Lien Obligation, the assets of the Issuer or any of the Guarantors that secure the First-Lien Obligations will be available to pay obligations on the Notes and the Guarantees only after all First-Lien Obligations have been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and the Guarantees then outstanding. See “Risk factors—Risks related to the Notes—The value of the collateral securing the Notes may not be sufficient to satisfy our obligations under the Notes.”

As of June 30, 2010, on an as-adjusted basis after giving effect to the Offering and the application of the net proceeds therefrom, the Issuer and the Guarantors would have had approximately $525.0 million of total Indebtedness, representing the First-Lien Notes and the Notes, of which approximately $400.0 million would have been secured by first-priority liens in the Collateral.

Collateral

Generally

The Notes and the Guarantees and all future Permitted Second Lien Debt will be secured, equally and ratably, by a Lien on substantially all of the assets of the Issuer and the Guarantors pursuant to a security agreement among the Issuer, the Guarantors and the Collateral Trustee (the “Security Agreement”) and, with respect to Collateral consisting of owned real property and fixtures, if any, pursuant to mortgages, deeds of trust or deeds to secure debt (the “Mortgages”). The Security Agreement, any Mortgages, the Collateral Trust Agreement, any security agreements with respect to aircraft and any other document granting or evidencing or purporting to grant or evidence a Lien on any Collateral in favor of the Collateral Trustee are referred to as the “Security Documents.”

The Liens granted under the Security Documents will constitute second-priority liens, subject to certain exceptions and the Permitted Liens described therein (including any priority afforded by law to those other liens) on substantially all of the assets of the Issuer and the Guarantors (and any future additional Guarantors, if any) (the “Collateral”), whether now owned or hereafter acquired, including without limitation the following:

•	any interests in Satellites;

•	substantially all equipment, including our imaging aircraft having a value in excess of $1.0 million individually;

•	substantially all contract rights, including under any Satellite construction contracts, and accounts receivable under substantially all contracts, including under agreements with the National Geospatial-Intelligence Agency;

•	all right, title and interest in, to and under substantially all other personal property and other assets, including all accounts, all chattel paper, all documents, all general intangibles (including all trademarks (subject to certain limitations), patents, copyrights, other intellectual property and licenses thereof, payment intangibles and software), all goods (including inventory and fixtures), all instruments, all investment property, all deposit accounts and commodity accounts, including all blocked accounts and all other bank accounts and all deposits therein, all money, cash or Cash Equivalents, all supporting obligations and letter-of-credit rights;

•	casualty and other insurance policies, including, without limitation, with respect to the Satellites;

•	any real property and associated fixtures owned from time to time, including our downlink, production and distribution facilities, having a fair market value as reasonably determined by the Issuer in excess of $2.5 million individually or, together with all other such real property and associated fixtures not subject to a mortgage in favor of the Collateral Trustee, $5.0 million in the aggregate;

•	all Capital Stock; provided that (i) Capital Stock of any Subsidiary shall be excluded to the extent that Rule 3-16 of Regulation S-X under the Securities Act requires or would require the filing with the SEC of separate financial statements of such Subsidiary that are not otherwise required to be filed but only to the extent necessary not to be subject to such requirement and (ii) in the case of Capital Stock of a corporate Subsidiary not formed under the laws of the United States of America, any state thereof or the District of Columbia, only to the extent that such Capital Stock represents less than 66% of the total combined voting power of all classes of such Subsidiary’s stock entitled to vote; and

•	all proceeds, products and supporting obligations with respect to any of the foregoing.

Even though the Notes, Guarantees and all other Permitted Second Lien Obligations will be secured, equally and ratably, pursuant to the terms of the Security Documents, the security interests in the Collateral securing the Notes, the Guarantees and the other Permitted Second Lien Obligations under the Security Documents will rank junior in priority to any and all security interests in the Collateral at any time granted to secure First-Lien Obligations and will be subject to the Intercreditor Agreement described below. In addition, the Notes will not be secured by any of the assets of any Subsidiary that is not a Guarantor. See “Risk factors—Risks related to the Notes.”

The Collateral will exclude certain items of property, including, without limitation, items as to which a security interest cannot be granted without violating contract rights (provided that, with respect to property acquired after the Issue Date, the Issuer will use commercially reasonable efforts to obtain any necessary consent) or applicable law or other property subject to Liens securing Permitted Liens described in clauses (2), (7), (17) and (21) of the definition of “Permitted Liens”, leasehold interests in real property and vehicles subject to certificates of title and certain licenses in which a security interest cannot be created without breach of such license (provided that, with respect to property acquired after the Issue Date, the Issuer will use commercially reasonable efforts to obtain any necessary consent) or applicable law.

Certain security will not be in place on the Issue Date or will not be perfected on the Issue Date. In particular, the Issuer will be required to provide and record a mortgage with respect to specified aircraft no later than 15 days after the Issue Date, provide and record mortgages over specified real property no later than 75 days after the Issue Date, and to use reasonable best efforts to provide control agreements with respect to specified deposit accounts no later than 30 days after the Issue Date.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, the Issuer and the Guarantors will be entitled to exercise any voting and other consensual rights pertaining to all Capital Stock pledged pursuant to the Security Documents and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Security Documents and the Intercreditor Agreement), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon. The Security Documents will, however, generally require the Issuer and the Guarantors to deliver to the collateral agent under the First-Lien Notes Indenture (the “First-Lien Collateral Agent”) or the Collateral Trustee, as applicable, and for the First-Lien Collateral Agent or the Collateral Trustee, as applicable, to maintain in its possession certificates evidencing pledges of stocks and instruments evidencing indebtedness and, subject to certain exceptions specified in the Security Documents and subject to the Intercreditor Agreement, to use commercially reasonable efforts to subject all deposit accounts and securities accounts with average balances in excess of $7.5 million to a control agreement in favor of the Collateral Agent, subject to the Intercreditor Agreement. Upon the occurrence and during the continuance of an Event of Default, to the extent permitted by law and subject to the provisions of the Security Documents and the Intercreditor Agreement:

(1) all of the rights of the Issuer and the Guarantors to exercise voting or other consensual rights with respect to all Capital Stock included in the Collateral shall cease pursuant to the provisions of the Security Documents, and all such rights shall become vested in the Collateral Trustee, which, to the extent permitted by law and subject to the provisions of the Intercreditor Agreement, shall have the sole right to exercise such voting and other consensual rights; and

(2) the Collateral Trustee may take possession of and sell the Collateral or any part thereof in accordance with the terms of applicable law, the Security Documents and the Intercreditor Agreement.

In the case of an Event of Default, the Collateral Trustee will be permitted, subject to applicable law and the provisions of the Intercreditor Agreement, to exercise remedies and sell the Collateral under the Security Documents.

If such remedies are exercised by the Collateral Trustee, the proceeds from the sale of the Collateral will be applied to all of the Permitted Second Lien Obligations secured by such Collateral, subject to the provisions of the Intercreditor Agreement, and may not be sufficient to satisfy the Issuer’s obligations under the Notes in full. See “Intercreditor agreement.”

Intercreditor agreement

The Collateral securing the Notes and the Note Guarantees will also serve as collateral to secure the Issuer’s and the Guarantors’ obligations under current and future First-Lien Obligations, including the First-Lien Notes, on a first-priority basis. The Issuers, the Guarantors, the Collateral Trustee, on behalf of itself, the holders of the Notes and all other Permitted Second Lien Obligations, and the First-Lien Collateral Agent will enter into an Intercreditor Agreement to define the rights of the First-Lien Collateral Agent for the benefit of the holders of the First-Lien Obligations (the “First-Lien Secured Parties”) under the First-Lien Indenture and the agreements governing the other First-Lien Obligations and related agreements and the holders with respect to the Collateral.

The Intercreditor Agreement will provide, among other things, that (1) Liens on the Collateral securing the Notes and any other Permitted Second Lien Obligations will be junior to the Liens in favor of the First-Lien Collateral Agent securing the First-Lien Obligations, and consequently, the First-Lien Secured Parties will be entitled to receive the proceeds from the disposition of any Collateral prior to the holders of the Notes and holders of other Permitted Second Lien Obligations and (2) during any insolvency proceedings, the Collateral Trustee and the holders waive certain rights that it may have in such insolvency proceeding, as set forth in the Intercreditor Agreement.

Pursuant to the terms of the Intercreditor Agreement, so long as the First-Lien Obligations remain outstanding, the First-Lien Collateral Agent will have the exclusive right to enforce its security interest and the Collateral Trustee will not be able to take any enforcement action with respect to its own security interest until the First-Lien Obligations are discharged. The Collateral Trustee will not be permitted to enforce its security interest and certain other rights related to the Notes or other Permitted Second Lien Debt on the Collateral even if an Event of Default has occurred and the Notes or other Permitted Second Lien Debt have been accelerated except in any insolvency or liquidation proceeding as necessary to file a claim or statement of interest with respect to the Notes, any Guarantee or any other Permitted Second Lien Debt. If the holders receive any amounts contrary to the terms of the Intercreditor Agreement, they will be obligated to hold such amounts in trust and turn them over to the First-Lien Collateral Agent for the benefit of the First-Lien Secured Parties. After the discharge of the First-Lien Obligations, the Collateral Trustee, acting at the instruction of the holders of a majority in principal amount of the Permitted Second Lien Debt, will determine the time and method by which the security interests in the Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the Collateral received by it under the Collateral Trust Agreement for the ratable benefit of the holders and holders of the Permitted Second Lien Obligations.

Holders of the Notes will be deemed to have agreed and accepted the terms of the Intercreditor Agreement and the Collateral Trust Agreement by their acceptance of the Notes.

Collateral trust agreement

The Collateral Trust Agreement will set forth the terms on which the Collateral Trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon any property of the Issuer or any Guarantor held by it, in trust for the benefit of the current and future holders of Permitted Second Lien Obligations, including the Notes. In addition, the Collateral Trust Agreement will authorize the Collateral Trustee to enter into the Intercreditor Agreement described above and the Security Documents.

Collateral trustee

Wilmington Trust FSB has been appointed pursuant to the Collateral Trust Agreement to serve as the Collateral Trustee for the benefit of:

•	the holders of Notes;

•	the holders of Additional Notes (if any); and

•	the holders of all other Permitted Second Lien Obligations outstanding from time to time.

The Collateral Trustee does not hold any Liens for the benefit of the First-Lien Secured Parties.

The Collateral Trustee will hold (directly or through co-trustees or agents), and, subject to the Intercreditor Agreement, will be entitled to enforce, all Liens on the Collateral created by the Security Documents.

Except as provided in the Collateral Trust Agreement or as directed by an Act of Required Debtholders in accordance with the Collateral Trust Agreement, the Collateral Trustee will not be obliged:

(1) to act upon directions purported to be delivered to it by any Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the Collateral Documents, the Liens created thereby or the Collateral.

The Issuer will deliver to each Permitted Second Lien Representative copies of all Security Documents delivered to the Collateral Trustee.

Enforcement of liens

If the Collateral Trustee at any time receives written notice from a Permitted Second Lien Representative that any event has occurred that constitutes a default under any Permitted Second Lien Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens under the Security Documents, it will promptly deliver written notice thereof to each other Permitted Second Lien Representative. Thereafter, the Collateral Trustee will await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the Collateral Trustee’s interests, rights, powers and remedies in respect of the Collateral or under the Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders. The Collateral Trustee shall in no way be liable or obligated to take any action in the absence of (1) express provisions in the Security Documents or (2) any direction of the Required Debtholders and shall not be liable or responsible for any action taken at the direction of the Required Debtholders.

Order of application under collateral trust agreement

The Collateral Trust Agreement will provide that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the Collateral Trustee in the Security Documents, subject to the provisions of the Intercreditor Agreement, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement and the proceeds of any title or other insurance policy received by the Collateral Trustee and the proceeds of Collateral received by the Collateral Trustee pursuant to the Intercreditor Agreement will be distributed by the Collateral Trustee in the following order of application:

FIRST, to the payment of all amounts payable under the Collateral Trust Agreement on account of the fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee, each Permitted Second Lien Representative or any co-trustee or agent thereby in connection with any Security Document (including, but not limited to, indemnification obligations);

SECOND, to the repayment of Indebtedness and other Obligations secured by a Permitted Lien which is permitted to be incurred on a priority basis to the Notes and the other Permitted Second Lien Obligations on the Collateral sold or realized upon to the extent that such other Indebtedness or other Obligation is intended to be discharged (in whole or in part) in connection with such sale;

THIRD, equally and ratably to the respective Permitted Second Lien Representatives for application to the payment of all outstanding Permitted Second Lien Debt and any other Permitted Second Lien Obligations that are then due and payable in such order as may be provided in the Permitted Second Lien Documents in an amount sufficient to pay in full in cash all outstanding Permitted Second Lien Debt and all other Permitted Second Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Permitted Second Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding); and

FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the Issuer or the applicable Guarantor, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

The provisions set forth above under this caption “—Order of Application under Collateral Trust Agreement” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each current and future holder of Permitted Second Lien Obligations, each current and future Permitted Second Lien Representative and the Collateral Trustee as holder of Permitted Second Priority Liens. The Permitted Second Lien Representative of each future Series of Permitted Second Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the Collateral Trustee and each other Permitted Second Lien Representative at the time of incurrence of such Series of Permitted Second Lien Debt.

Amendment of Security Documents

The Collateral Trust Agreement will provide that no amendment or supplement to the provisions of any Security Document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Required Debtholders, except that:

(1) any amendment or supplement that has the effect solely of:

(a) adding or maintaining Collateral, securing additional Permitted Second Lien Debt that was otherwise permitted by the terms of the Permitted Second Lien Documents to be secured by the Collateral or preserving, perfecting or establishing the Liens thereon or the rights of the Collateral Trustee therein; or

(b) providing for the assumption of any Guarantor’s obligations under any Permitted Second Lien Document in the case of a merger or consolidation or sale of all or substantially all of the assets of such Guarantor to the extent permitted by the terms of the Indenture, the First-Lien Notes Indenture and the other Permitted Second Lien Documents, as applicable;

will become effective when executed and delivered by the Issuer or any Guarantor party thereto and the Collateral Trustee;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Permitted Second Lien Obligations:

(a) to vote its outstanding Permitted Second Lien Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Permitted Second Lien Debtholders (or amends the corresponding provision of this clause (2) contained in the Collateral Trust Agreement or the definition of “Act of Required Debtholders” or “Required Permitted Second Lien Debtholders”),

(b) to share in the order of application described above under “—Order of Application under Collateral Trust Agreement” in the proceeds of enforcement of or realization on any Collateral, or

(c) to require that Liens securing Permitted Second Lien Obligations be released only as set forth in the provisions described below under the caption “—Release of liens on collateral,”

will become effective without the consent of the requisite percentage or number of holders of Permitted Second Lien Debt so affected under the applicable Permitted Second Lien Document; and

(3) no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Permitted Second Lien Representative or adversely affects the rights of the Collateral Trustee or any Permitted Second Lien Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Permitted Second Lien Representative, respectively.

Any amendment or supplement to the provisions of the Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the Collateral Trust Agreement and the applicable Permitted Second Lien Debt Document. Any amendment or supplement that results in the Collateral Trustee’s Liens upon the Collateral no longer securing the Notes and the other Obligations under the Indenture may only be effected in accordance with the provisions described under the caption “—Release of liens on collateral.”

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Permitted Second Lien Debt, each Series of Permitted Second Lien Debt casts its votes in accordance with the provisions of the Permitted Second Lien Documents governing such Series of Permitted Second Lien Debt. The amount of Permitted Second Lien Debt to be voted by a Series of Permitted Second Lien Debt shall equal the aggregate principal amount of Permitted Second Lien Debt held by such Series of Permitted Second Lien Debt. Following and in accordance with the outcome of the applicable vote under its Permitted Second Lien Documents, the Permitted Second Lien Representative of each Series of Permitted Second Lien Debt will vote the total amount of Permitted Second Lien Debt under such Series as a block in respect of any vote under the Collateral Trust Agreement.

Real estate mortgages and filings

With respect to any fee interest in real property which is required to be mortgaged to the Collateral Trustee (individually and collectively, the “Premises”) owned by the Issuer or a

Guarantor on the Issue Date or acquired by the Issuer or a Guarantor after the Issue Date that forms part of the Collateral:

(1) the Issuer shall deliver to the Collateral Trustee, as mortgagee or beneficiary, as applicable, fully executed counterparts of Mortgages, each dated as of the Issue Date or, if later, the date such property is pledged to secure the Notes, in accordance with the requirements of the Indenture and/or the Security Documents, duly executed by the Issuer or the applicable Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected, second-priority Lien (subject to Permitted Liens) against the properties purported to be covered thereby;

(2) the Collateral Trustee shall have received mortgagee’s title insurance policies in favor of the Collateral Trustee, as mortgagee, in the form necessary, with respect to the property purported to be covered by such Mortgage, to insure that the interests created by the Mortgage constitute valid and second-priority Liens on such property free and clear of all Liens, defects and encumbrances (other than Permitted Liens), each such title insurance policy to be in an amount and have such endorsements and additional coverages as shall be customary as certified in an Officers’ Certificate and shall be accompanied by evidence of the payment in full of all premiums thereon; and

(3) the Issuer shall cause each Guarantor to deliver to the Collateral Trustee, with respect to each of the Premises, such filings, surveys (or any updates or affidavits that the title company may reasonably require as necessary to issue the title insurance policies referred to above), local counsel opinions, landlord agreements and fixture filings, along with such other documents, instruments, certificates and agreements, as shall be necessary to create, evidence or perfect a valid and at least second-priority Lien on the property subject to each such Mortgage (subject to Permitted Liens).

Certain limitations on the collateral

No appraisal of the value of the Collateral has been made in connection with the issuance and sale of the Notes and the value of the Collateral in the event of liquidation will depend on many factors. Consequently, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the Notes.

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Issuer’s and the Guarantors’ obligations under the Notes and any other Permitted Second Lien Obligations. Any claim for the difference between the amount, if any, realized by holders of the Notes and holders of such other Permitted Second Lien Obligations from the sale of Collateral securing the Notes and other Permitted Second Lien Obligations and the obligations under the Notes and other Permitted Second Lien Debt will rank equally in right of payment with all of the Issuer’s and the Guarantors’ other unsecured senior debt and other obligations, including trade payables.

To the extent that third parties establish Liens on the Collateral such third parties could have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Trustee or the holders of the Notes or the other Permitted Second Lien Obligations to realize or foreclose on the Collateral. The Issuer may also issue Additional Notes as described below, which would be secured by the Collateral, the effect of which would be to increase the amount of Indebtedness secured equally and ratably by the Collateral. In addition, the Issuer and its Subsidiaries will be permitted to incur certain additional Indebtedness that may be secured by a more senior lien or equally and ratably secured by a lien on the Collateral. The ability of the holders to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain bankruptcy limitations.”

In addition, because the Collateral excludes certain property and certain creditors of the Issuer’s and the Guarantors’ Indebtedness or other obligations secured by Permitted Liens, including the First-Lien Obligations, will be entitled to a prior claim on the Collateral, there is no assurance that a foreclosure or other exercise of remedies after an Event of Default will result in proceeds of Collateral that are sufficient to repay the Notes, or that the amount of such proceeds so available would not be substantially less than amounts owing under the Notes. Moreover, the ability of the holders of the Notes to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy and will be subject to the provisions of the Intercreditor Agreement and the Collateral Trust Agreement. See “—Certain bankruptcy limitations” and “—Intercreditor arrangements.” If the proceeds of any of the Collateral were not sufficient to repay all amounts due on the Notes, the holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Issuer and the Guarantors.

Further assurances

The Security Documents and the Indenture provide that the Issuer and the Guarantors shall, at their sole expense, do all acts which may be reasonably necessary to confirm that the Collateral Trustee holds, for the benefit of the holders of the Notes and the holders of other Permitted Second Lien Obligations, duly created, enforceable and perfected second-priority Liens in the Collateral.

As necessary, or upon request of the Collateral Trustee, the Issuer and the Guarantors shall, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, which may be necessary to assure, perfect, transfer and confirm the rights conveyed by the Security Documents, to the extent permitted by applicable law.

After-acquired property

From and after the Issue Date, if the Issuer or any Guarantor acquires any property which is of a type constituting Collateral under the Security Agreement or any other Security Document, it shall as soon as practicable after the acquisition thereof, execute and deliver such security instruments, financing statements, Mortgages and such certificates and opinions of counsel as are required under the Indenture and the Security Agreement to vest in the Collateral Trustee a perfected second-lien security interest (subject only to Permitted Liens, including with respect to

First-Lien Obligations) in such after-acquired property and to have such after-acquired property added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect.

Certain proceeds

As more fully described below under “—Repurchase at the option of holders—Asset sales and events of loss,” the Issuer must apply the Net Proceeds from any Asset Sale or any Event of Loss Proceeds in excess of $15.0 million to make certain investments, to permanently prepay or permanently repay First-Lien Obligations or Permitted Second Lien Obligations or to make an Asset Sale Offer to purchase the Notes.

Impairment of security interest

The Security Documents provide that the Issuer and the Guarantors will not take or omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Trustee and the holders of the Notes with respect to the Collateral. The Issuer and the Guarantors will not be permitted to grant to any Person, or permit any Person to retain (other than the Collateral Trustee), any security interest or Lien whatsoever in the Collateral, other than Permitted Liens, including with respect to First-Lien Obligations. The Issuer will not enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Security Documents, the Intercreditor Agreement and the Permitted Second Lien Debt Documents, or the terms of any First-Lien Obligations.

Certain bankruptcy limitations

The right of the Collateral Trustee to repossess and dispose of, or otherwise exercise remedies in respect of, the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Issuer or a Guarantor prior to the Collateral Trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral (and the proceeds, products, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the Notes could be delayed following commencement of a bankruptcy case, whether or when the

Collateral Trustee could repossess or dispose of the Collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral.

Release of liens on collateral

The Collateral Trust Agreement provides that the Collateral Trustee’s Liens on the Collateral will be released:

(1) in whole, upon (a) payment in full and discharge of all outstanding Permitted Second Lien Debt and all other Permitted Second Lien Obligations that are outstanding, due and payable at the time all of the Permitted Second Lien Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Permitted Second Lien Debt Documents;

(2) as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Issuer or a Guarantor of the Issuer in a transaction or other circumstance permitted by “—Repurchase at the option of holders—Asset sales and events of loss” and is permitted by all of the other Permitted Second Lien Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Trustee’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, consolidation or sale of assets;”

(3) as to a release of any Collateral constituting less than all or substantially all of the Collateral, if consent to the release of all Second Priority Liens on such Collateral has been given by an Act of Required Debtholders;

(4) as to a release of all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each series of Permitted Second Lien Debt at the time outstanding as provided for in the applicable Permitted Second Lien Debt Documents, and (b) the Issuer has delivered and Officers’ Certificate to the collateral trustee certifying that all such necessary consents have been obtained; and

(5) as provided in the Intercreditor Agreement.

The Intercreditor Agreement will provide that upon any release, sale or disposition of Collateral permitted under the documents governing the First Lien Obligations that results in the release of the First-Priority Lien on any Collateral (excluding any sale or other disposition that is expressly prohibited by the Indenture and the Security Documents unless such sale or disposition is consummated in connection with any enforcement action or consummated after the institution of any insolvency proceeding), the Liens of the Collateral Trustee on the Collateral (excluding any portion of the proceeds of such Collateral remaining after the discharge of First-Lien Obligations) shall be automatically and unconditionally released with no further consent or action of any person.

The Issuer may be required to comply with Section 313(b) of the Trust Indenture Act relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as Collateral for the Notes. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Issuer and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel (which may be internal counsel), that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from liens under such indenture in the ordinary course of an issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act.

Release of liens in respect of notes

In addition to the releases of Collateral described above, the Indenture and the Collateral Trust Agreement provide that the Collateral Trustee’s Liens upon the Collateral will no longer secure the Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the holders of Notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged:

The Liens of the Collateral Trustee on the Collateral will be released with respect to the Notes:

(1) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Notes;

(2) in whole, upon satisfaction and discharge of the Indenture as set forth under the caption “—Satisfaction and discharge”;

(3) in whole, upon a Legal Defeasance or Covenant Defeasance as set forth under the caption “—Legal defeasance and covenant defeasance”;

(4) in part, as to any property or assets constituting Collateral that is owned by a Guarantor to the extent such Guarantor has been released from its Guarantee in accordance with the Indenture, concurrently with the release thereof; or

(5) with the consent of each holder of the Notes affected thereby (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes);

provided, that, in the case of any release in whole pursuant to clauses (1), (2) or (3) above, all amounts owing to the Trustee under the Indenture, the Notes, the Guarantees and the Security Documents have been paid or duly provided for.

To the extent required, the Issuer will furnish to the Trustee and the Collateral Trustee, prior to each proposed release of Collateral pursuant to the Security Documents and the Indenture, an Officers’ Certificate and Opinion of Counsel and such other documentation as is required by the Indenture.

Upon any sale or disposition of Collateral in compliance with the Indenture and the Security Documents, the Liens in favor of the Collateral Trustee on such Collateral shall automatically terminate and be released and the Trustee or the Collateral Trustee will execute and deliver such documents and instruments as the Issuer and the Guarantors may request to evidence such termination and release (without recourse or warranty) without the consent of the holders of the Notes.

In addition, the Intercreditor Agreement will provide that upon any release, sale or disposition of Collateral permitted under the documents governing the First Lien Obligations that results in the release of the First-Priority Lien on any Collateral (excluding any sale or other disposition that is expressly prohibited by the Indenture and the Security Documents unless such sale or disposition is consummated in connection with any enforcement action or consummated after the institution of any insolvency proceeding), the Liens of the Collateral Trustee on the Collateral (excluding any portion of the proceeds of such Collateral remaining after the discharge of First-Lien Obligations) shall be automatically and unconditionally released with no further consent or action of any person.

However, if the First-Priority Liens on any Collateral are released in connection with the repayment (or cash collateralization of letters of credit) of the First-Lien Obligations and termination of the commitments thereunder, the Second-Priority Liens on the Collateral will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First-Lien Obligations secured by the Collateral, and thereafter, the Collateral Trustee will have the right to exercise remedies and to take other actions with respect to Collateral, pursuant to the terms of the Collateral Trust Agreement.

If, after the Second-Priority Liens on any Collateral are released as contemplated above, the First-Lien Obligations (or any portion thereof) are thereafter secured by assets (other than Stock of any Subsidiary excluded owing to the application of Rule 3-16 of Regulation S-X under the Securities Act as described above), the Notes and any other Permitted Second Lien Obligations will then be secured by a Second-Priority Lien on such assets, to the extent as they were prior to such release, as provided pursuant to the Security Documents. If the Issuer subsequently incurs First-Lien Obligations that are secured by Liens on assets of the Issuer and the Guarantors of the type constituting Collateral, then the Notes and any other Permitted Second Lien Obligations will be secured at such time by a Second-Priority Lien on the Collateral securing such obligations under the First-Lien Obligations to the same extent provided by the Security Documents on the terms and conditions of the security documents relating to such First-Lien Obligations.

The Collateral Trust Agreement will provide that, as to any Series of Permitted Second Lien Debt other than the Notes, the Collateral Trustee’s Permitted Second Priority Lien will no longer secure such Series of Permitted Second Lien Debt if the requirements of a Discharge of Permitted Second Lien Obligations are satisfied with respect to such Series of Permitted Second Lien Debt and all Permitted Second Lien Obligations related thereto.

Provisions of the indenture relating to security

Equal and ratable sharing of collateral by holders of permitted second lien debt

The Indenture and all future Permitted Second Lien Documents will provide that, notwithstanding:

(1) anything to the contrary contained in the Security Documents;

(2) the time of incurrence of any Series of Permitted Second Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Permitted Second Lien Debt;

(4) the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Permitted Second Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens:

(a) all Permitted Second Priority Liens granted at any time by the Issuer or any Guarantor will secure, equally and ratably, all current and future Permitted Second Lien Obligations; and

(b) all proceeds of all Permitted Second Priority Liens granted at any time by the Issuer or any Guarantor will be allocated and distributed equally and ratably on account of the Permitted Second Lien Debt and other Permitted Second Lien Obligations.

The provisions described in this section are intended for the benefit of, and will be enforceable as a third party beneficiary by, each current and future holder of Permitted Second Lien Obligations, each current and future Permitted Second Lien Representative and the Collateral Trustee as the holder of Permitted Second Priority Liens. The Permitted Second Lien Representative of each future Series of Permitted Second Lien Debt is required to deliver a Lien Sharing and Priority Confirmation to the Collateral Trustee and the Trustee at the time of incurrence of such Series of Permitted Second Lien Debt.

Relative rights

Nothing in the Permitted Second Lien Documents will:

(1) impair, as between the Issuer and the Guarantors on the one hand and the holders of Notes and any other Permitted Second Lien Obligations on the other, the obligation of the Issuer to pay principal of, premium and interest, if any, on the Notes in accordance with their terms or any other obligation of the Issuer or any Guarantor;

(2) affect the relative rights of holders of Notes as against any other creditors of the Company or any Guarantor (other than holders of First-Lien Obligations, Permitted Liens or Permitted Second Priority Liens);

(3) restrict the right of any holders of Notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the captions “—Intercreditor agreement” or “—Collateral Trust Agreement—Enforcement of Liens”);

(4) restrict or prevent any holders of Notes or other Permitted Second Lien Obligations, the Collateral Trustee or the First-Lien Collateral Agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by “—Intercreditor agreement” or “—Collateral Trust Agreement—Enforcement of Liens”);

(5) restrict or prevent any holders of Notes or other Permitted Second Lien Obligations, the Collateral Trustee or the First-Lien Collateral Agent from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by “—Intercreditor agreement” or “—Collateral Trust Agreement—Enforcement of Liens”);

Holding company structure

The Issuer is a holding company and does not have any material assets or operations other than its ownership of all of the Capital Stock of its Subsidiaries. All of the Issuer’s operations are conducted through its Subsidiaries. Accordingly, the Issuer is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations.

Although the Indenture will limit the incurrence of Indebtedness, including First-Lien Obligations and Permitted Second Lien Obligations, and the issuance of Preferred Stock by our Restricted Subsidiaries, this limitation will be subject to a number of significant qualifications. Moreover, the Indenture will not impose any limitation on the incurrence by our Restricted Subsidiaries of liabilities that will not constitute “Indebtedness” as defined under the Indenture.

Principal, maturity and interest

The Issuer will issue $125,000,000 aggregate principal amount of Notes in this offering (the “Initial Notes”). The Indenture provides for the issuance of additional Notes (the “Additional Notes”) having identical terms and conditions to the Initial Notes (including as to Collateral), subject to compliance with the covenants contained in the Indenture, including the covenant described below under “Certain covenants—Incurrence of indebtedness and issuance of preferred stock.” Any Additional Notes will be part of the same issue as the Initial Notes and will vote on all matters with the Initial Notes. The Notes will mature on October 1, 2016.

The Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes will bear interest at a rate of 8.625% per annum. Interest on the Notes will be payable in arrears on each April 1 and October 1, commencing on April 1, 2011. The Issuer will make each interest payment to holders of record of the Notes on the immediately preceding and (whether or not a Business Day). Interest on the Notes will accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of receiving payments on the Notes

If a holder of more than $1.0 million aggregate principal amount of Notes has given wire transfer instructions to the paying agent (designating an account with a banking or financial institution located in the United States) at least 15 days prior to the applicable payment date, the Issuer will pay all principal, interest and premium, if any, on that holder’s Notes in accordance with those instructions, subject to surrender of such Notes in the case of payment of principal or premium. All other payments on Notes will be made at the office or agency of the paying agent and registrar unless the Issuer elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying agent and registrar for the Notes

The Trustee currently acts as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Optional redemption

Optional redemption upon Equity Offerings. At any time on or prior to October 1, 2013, the Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price of 108.625% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date, in each case with the net cash proceeds of one or more Equity Offerings that have not previously been used or designated for a different purpose hereunder; provided that:

(1) at least 65% of the aggregate principal amount of Notes initially issued under the Indenture remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.

Redemption at option of Issuer. At any time on or after October 1, 2013, the Issuer may on one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage

2013	104.313%
2014	102.156%
2015 and thereafter	100.000%

In addition, at any time prior to October 1, 2013, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to the applicable redemption date.

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof. Any redemption may, at the Issuer’s option, be subject to one or more conditions precedent.

The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions, exchange offers or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Mandatory redemption

The Issuer will not be required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to purchase Notes as described under the subheading “—Repurchase at the option of holders.”

Repurchase at the option of holders

Change of control

If a Change of Control occurs, each holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, the Issuer will be required to mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Issuer will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee for cancellation the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture contains no provisions that permit the holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or (2) an irrevocable notice of redemption for all of the Notes has been given pursuant to the Indenture as described above under the caption “Optional redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuer to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Even if sufficient funds were otherwise available, the terms of our First-Lien Obligations may prohibit the Issuer’s prepayment of Notes before their scheduled maturity. Consequently, if the Issuer were not able to prepay the First-Lien Obligations and any other Indebtedness containing similar restrictions, or obtained requisite consents, the Issuer would be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A payment default or acceleration under the Indenture would result in a cross-default under the First-Lien Notes and may result in a cross-default under any future First-Lien Obligations. Therefore, sufficient funds may not be available when necessary to make any required repurchases. See “Risk factors—Risks related to the Notes—We may be unable to consummate the mandatory repurchase of the Notes following the sale of certain assets or the occurrence of certain casualty events or upon a change of control.”

Asset sales and events of loss

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the property or assets or Equity Interests sold or issued or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents and is received at the time of such disposition.

For the purposes of clause (2) above, each of the following will be deemed to be cash: the amount of

(i) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and for which the Issuer and all Restricted Subsidiaries have been validly and unconditionally released by all creditors in writing;

(ii) any securities, notes or other obligations received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 90 days following the receipt thereof;

(iii) any stock or assets of the kind referred to in clauses (1) or (2) of the next paragraph of this covenant; and

(iv) Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iv) that is at that time outstanding not to exceed an amount equal to 2.5% of Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received without giving effect to subsequent change in value).

Within 365 days after (i) the receipt of any Net Proceeds from any Asset Sale or series of related Asset Sales (other than Net Proceeds received as a result of the sale of GeoEye-1 at any time prior to the launch after the Issue Date by the Issuer or any Restricted Subsidiary of a Satellite that is in-orbit and operational at the time of receipt of such Net Proceeds, in which case 100% of the Net Proceeds shall be deemed to be Excess Proceeds and shall be applied as set forth in the third succeeding paragraph) or (ii) the receipt of any Event of Loss Proceeds (other than those received as a result of a Satellite Event of Loss described in the second succeeding paragraph), the Issuer may apply those Net Proceeds or Event of Loss Proceeds at its option to:

(1) make an investment in (A) any one or more Permitted Businesses; provided that such investment in any Permitted Business is in the form of the acquisition of Capital Stock and results in the Issuer or a Restricted Subsidiary owning an amount of the Capital Stock of such Permitted Business such that it constitutes a Restricted Subsidiary, (B) capital expenditures used or useful in a Permitted Business, or (C) other assets used or useful in a Permitted Business; and/or

(2) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale or Event of Loss; and/or

(3) to permanently prepay or permanently repay any First-Lien Obligations or Permitted Second Lien Obligations.

Any binding commitment to apply Net Proceeds or Event of Loss Proceeds to invest in accordance with clauses (1) or (2) above shall be treated as a permitted final application of such Net Proceeds or Event of Loss Proceeds from the date of such commitment so long as the Issuer enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 90 days of such commitment; provided that if such commitment is later canceled, terminated or otherwise not consummated during such period for any reason, then such Net Proceeds or Event of Loss Proceeds shall constitute “Excess Proceeds” (as defined in the second succeeding paragraph).

In the case of any Satellite Event of Loss (other than with respect to IKONOS or OrbView-2), all Event of Loss Proceeds shall be deposited directly into the Event of Loss Collateral Account and such Event of Loss Proceeds shall only be available to the Issuer or any Restricted Subsidiary for use in connection with the acquisition or construction of one or more Satellites and/or related assets, provided that such Satellites and/or related assets are pledged upon acquisition or during construction and upon completion thereof as Collateral; and provided further that such acquisition or construction (i) has occurred within 365 days from the receipt of such Event of Loss Proceeds or (ii) occurs pursuant to one or more binding commitments (including one or more construction contracts) entered into by the Issuer or a Restricted Subsidiary within 365 days from the receipt of such Event of Loss Proceeds so long as the Issuer or Restricted Subsidiary enters into any such binding commitment with the good faith expectation that such Event of Loss Proceeds will be applied to satisfy such commitment.

When the aggregate amount of Net Proceeds (including those received as a result of a sale of a Satellite) and Event of Loss Proceeds (including those received as a result of a Satellite Event of Loss) not applied or invested after 365 days in accordance with the third preceding paragraph or the immediately preceding paragraph (taken together, “Excess Proceeds”) exceeds $15.0 million, the Issuer will be required to make an offer to all holders of Notes and to the extent required by the terms of any other Permitted Second Lien Obligations outstanding with similar provisions requiring the Issuer to make an offer to purchase such other Permitted Second Lien Obligations with the proceeds from any Asset Sale or Satellite Event of Loss (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes and any such other Permitted Second Lien Obligations to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds; provided that to the extent that Excess Proceeds relate to Asset Sales of Collateral or Satellite Events of Loss with respect to Collateral securing First-Priority Lien Obligations, the Issuer may, prior to making an Asset Sale Offer, permanently prepay or permanently repay the maximum principal amount of Indebtedness that is First-Priority Lien Obligations secured by such Collateral that may be prepaid or repurchased out of such Excess Proceeds, with any Excess Proceeds not used to prepay or repurchase such Indebtedness offered to holders of the Notes in accordance with this paragraph (after giving effect to the prepayment or repurchase of First-Priority Priority Lien Obligations). Except as described in the following paragraphs, the Issuer will be required to mail within 60 days of the date on which Excess Proceeds exceed $15.0 million and, following consummation of an Asset Sale Offer relating to a Satellite Event of Loss, within 60 days of receipt of any additional Event of Loss Proceeds relating to such Satellite Event of Loss, a notice to each holder describing the transaction or transactions resulting in such Excess Proceeds or additional Event of Loss Proceeds and offering to repurchase the Notes and any such other Permitted Second Lien Obligations to which the Asset Sale Offer applies on the date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

The offer price in any Asset Sale Offer will be equal to 100% of principal amount of the Notes and any such other Permitted Second Lien Obligations to which the Asset Sale Offer applies plus accrued and unpaid interest to the date of purchase in accordance with the applicable Permitted Second Lien Documents, and will be payable in cash.

If any Excess Proceeds or additional Event of Loss Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds or additional Event of Loss Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such other Permitted Second Lien Obligations to which the Asset Sale Offer applies collectively tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds or additional Event of Loss Proceeds, the Trustee will select the Notes and any such other Permitted Second Lien Obligations to which the Asset Sale Offer applies to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and other Permitted Secured Lien Obligations to which the Asset Sale Offer applies; provided, that the Trustee may make such adjustments (upward or downward) such that the principal amount of the Notes and any such other Permitted Second Lien Obligations to which the Asset Sale Offer applies that are not purchased shall be in authorized denominations. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds or additional Event of Loss Proceeds will be reset at zero.

Notwithstanding anything else set forth herein, neither the Issuer nor any Restricted Subsidiary shall (other than by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary) sell, assign, transfer, convey or otherwise dispose of GeoEye-1 at any time prior to the Issuer’s or a Restricted Subsidiary’s successful launch or acquisition after the Issue Date of another operational and in-orbit Satellite that has an estimated end of operational life (as certified to in an Officers’ Certificate delivered to the Trustee) that is not less than that of GeoEye-1 at the time of its sale, assignment, transfer, conveyance or other disposition other than (i) pursuant to a deemed disposal in connection with a Satellite Event of Loss or (ii) in connection with a transaction made in compliance with the covenant described under “Certain covenants—Merger, consolidation or sale of assets.”

The Issuer will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale and Event of Loss provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale and Event of Loss provisions of the Indenture by virtue of such compliance.

Selection and notice

If less than all of the Notes under the Indenture are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; provided, that such requirements are set forth in an Officers’ Certificate delivered by the Issuer to the Trustee prior to any such selection; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption so long as the Issuer has deposited with the paying agent funds in satisfaction of the applicable redemption price and accrued and unpaid interest.

Certain covenants

Restricted payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Issuer payable in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to the Issuer or any other Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent corporation of the Issuer, including in connection with any merger or consolidation involving the Issuer;

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Indebtedness of the Issuer or any Guarantor subordinated or junior in right of payment to the Notes or any Guarantee or Senior Unsecured Pari Passu Indebtedness (excluding any intercompany indebtedness between or among the Issuer and any Guarantor permitted under clause (7) of paragraph (b) of the covenant “—Incurrence of indebtedness and issuance of preferred stock”); or

(d) make any Restricted Investment

(all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Secured Debt to Adjusted Cash EBITDA Ratio of the Issuer would be no greater than 4.25 to 1.00; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted payments permitted by clauses (1), (2)(ii), (4), (6) and (7) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(v) 100% of the Adjusted Cash EBITDA of the Issuer (or, if Adjusted Cash EBITDA is a loss, minus 100% of the amount of the loss) accrued during the period (treated as one accounting period) from October 1, 2010 to the end of the most recent fiscal quarter ending prior to the date the Restricted Payment is to be made (the “Reference Date”) for which internal financial statements are available (treated as one accounting period), less the product of 1.4 times Consolidated Interest Expense of the Issuer for the same period; plus

(w) 100% of the aggregate net cash proceeds received by the Issuer from any Person (other than a Subsidiary of the Issuer and other than to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4)(A) of the next succeeding paragraph) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of (x) Equity Interests of the Issuer (other than Disqualified Stock) or (y) convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests; plus

(x) without duplication of any amounts included in clause (3)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Issuer from a holder of the Issuer’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus

(y) without duplication, the sum of:

(1) the aggregate amount returned in cash on or with respect to Restricted Investments made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2) the aggregate net cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the disposition of all or any portion of such Restricted Investments (other than to the Issuer or a Subsidiary of the Issuer); and

(3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Issuer’s or a Restricted Subsidiary’s Investment in such Subsidiary on the date of such redesignation;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date; plus

(z) the amount of any dividend received by the Issuer or a Restricted Subsidiary in cash from an Unrestricted Subsidiary to the extent that such dividends were not included in Consolidated Net Income of the Issuer for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) the making of Restricted Payments (i) in exchange for, or (ii) out of the proceeds of contributions to the equity capital of the Issuer or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuer) of, Equity Interests of the Issuer (in each case other than Disqualified Stock);

(3) the redemption, repurchase or other acquisition or retirement of Indebtedness subordinated to the Notes or a Guarantee or Senior Unsecured Pari Passu Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof which is incurred in compliance with the covenant described under “—Incurrence of indebtedness and issuance of preferred stock” so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness subordinated to the Notes or Guarantee or Senior Unsecured Pari Passu Indebtedness being so redeemed, repurchased, acquired or retired for value plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Indebtedness subordinated to the Notes or Guarantee or Senior Unsecured Pari Passu Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in the issuance of such new Indebtedness, (B) if such Indebtedness being redeemed, repurchased, acquired or retired is (i) subordinated to the Notes or a Guarantee, such new Indebtedness is subordinated to the Notes and any such applicable Guarantees at least to the same extent as such Indebtedness subordinated to such Notes and/or Guarantees being so purchased, exchanged, redeemed, repurchased, acquired or retired for value or (iii) Senior Unsecured Pari Passu Indebtedness, such new Indebtedness is Senior Unsecured Pari Passu Indebtedness or Indebtedness subordinated to the Notes or a Guarantee, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Indebtedness subordinated to the Notes or Guarantee or the Senior Unsecured Pari Passu Indebtedness being so redeemed, repurchased, acquired or retired, (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Indebtedness subordinated to the Notes or Guarantee or Senior Unsecured Pari Passu Indebtedness being so redeemed, repurchased, acquired or retired and (E) such new

Indebtedness provides for no amortization prior to the final scheduled maturity date of the Indebtedness subordinated to such Notes or Guarantee or Senior Unsecured Pari Passu Indebtedness being so redeemed, repurchased, acquired or retired;

(4) the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Issuer or any of its direct or indirect parent entities or any Subsidiary held by any future, present or former employee, director or consultant of the Issuer or any of its Subsidiaries or (to the extent such person renders services to the businesses of the Issuer and its Subsidiaries) the Issuer’s direct or indirect parent entities or any Subsidiary, pursuant to any equity subscription agreement, management equity plan or stock option plan or any other management or employee benefit plan or similar agreement or arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any twelve-month period; provided further, that the Issuer may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, any amount of unutilized capacity under this clause (4) attributable to any prior twelve-month period; provided further, that such amount in any twelve-month period may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer to members of management, directors or consultants of the Issuer or any of its Subsidiaries that occurs after the Issue Date to the extent the cash proceeds from the sale of Equity Interests have not otherwise been applied to the making of Restricted Payments pursuant to clause (3)(w) of the preceding paragraph or clause (2) of this paragraph; plus

(B) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (A) and (B) of this clause (4);

(5) repurchases or withholding of Equity Interests deemed to occur upon the exercise of stock options, warrants or other equity based awards if such Equity Interests represent the estimated tax obligation of any Person or a portion of the exercise price of such options, warrants or other equity based awards;

(6) declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary issued in accordance with the covenant described under “—Incurrence of indebtedness and issuance of preferred stock” to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(7) payments of cash, dividends, distributions, advances or other Restricted Payments by the Issuer or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options, warrants or other equity based awards or (ii) the conversion or exchange of Capital Stock (other than Disqualified Stock) of any such Person;

(8) the making of Restricted Investments in joint ventures and Restricted Investments in Permitted Businesses in an aggregate amount not to exceed the greater of (x) $35.0 million and (y) 5.25% of Tangible Assets;

(9) the making of cash payments in connection with any conversion of Convertible Indebtedness in an aggregate amount since the date of the Indenture not to exceed the sum of (a) the principal amount of such Convertible Indebtedness plus (b) any payments received by the Issuer or any of its Restricted Subsidiaries pursuant to the exercise, settlement or termination of any related Permitted Bond Hedge Transaction;

(10) any payments in connection with a Permitted Bond Hedge Transaction and the settlement of any related Permitted Warrant Transaction (a) by delivery of shares of the Issuer’s common stock upon net share settlement thereof or (b) by (i) set-off against the related Permitted Bond Hedge Transaction and (ii) payment of an early termination amount thereof in common stock upon any early termination thereof; and

(11) other Restricted Payments in an aggregate amount not to exceed $50.0 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2) (with respect to Restricted Investments), (4), (6), (8) and (11) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of “Permitted Investments” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this prospectus.

Incurrence of indebtedness and issuance of preferred stock

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Issuer or any Guarantor may incur Indebtedness (including Acquired Debt) (which may be guaranteed by any Guarantor) if the Debt to Adjusted Cash EBITDA Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would be less than or equal to 5.50 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

(b) Paragraph (a) of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) the incurrence by the Issuer and any Restricted Subsidiaries of revolving credit or term loan Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed (A) the greater of (x) $50.0 million and (y) 35% of Adjusted Cash EBITDA for the Issuer’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred less (B) the stated amount of all letters of credit, bankers’ acceptances, similar instruments or performance bonds outstanding pursuant to clause (19) below;

(2) Indebtedness represented by the Notes (other than Additional Notes) and any Guarantees thereof issued on the Issue Date;

(3) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (1) and (2) above);

(4) Indebtedness (including Capitalized Lease Obligations, mortgage financings or purchase money obligations) incurred or issued by the Issuer or any Restricted Subsidiary to finance all or any part of the purchase, lease or improvement of property (real or personal), plant or equipment that is used or useful in a Permitted Business up to an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4), does not exceed $50.0 million outstanding at any one time, so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 180 days thereafter;

(5) Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit, bankers’ acceptances, performance and surety bonds, obligations in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(6) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet of the Issuer or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value), actually received by the Issuer and any Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Issuer owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Issuer or any Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Issuer or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if the Issuer or any Guarantor is the obligor on such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of the Issuer with respect to the Notes or of such Guarantor with respect to its Guarantee;

(8) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock by such Restricted Subsidiary;

(9) Hedging Obligations of the Issuer or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) in the ordinary course of business;

(10) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees provided by the Issuer or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business;

(11) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any other Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture;

(12) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above, this clause (12), and clauses (18), (19) and (21) below or any Indebtedness issued in exchange for or to so renew, refund, refinance, replace, defease or discharge such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its maturity; provided that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness ranking pari passu with or subordinated to the Notes, such Refinancing Indebtedness ranks pari passu with or is subordinated to the Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not include Indebtedness of a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of the Issuer, (E) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the

Indebtedness being refunded or refinanced, (F) shall not amortize prior to the Stated Maturity of the Indebtedness being refunded or refinanced and (G) shall not have a Stated Maturity prior to the Stated Maturity of the Indebtedness being refunded or refinanced;

(13) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness, other than credit or purchase cards, is extinguished within five business days of its incurrence;

(14) Indebtedness consisting of the financing of insurance premiums in the ordinary course of business;

(15) Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer supported by a letter of credit issued pursuant to any Credit Facility in a principal amount not in excess of the stated amount of such letter of credit;

(16) Indebtedness incurred by the Issuer or any Restricted Subsidiary with respect to the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Issuer or any of its direct or indirect parent entities held by any future, present or former employee, director or consultant of the Issuer or any of its Subsidiaries or (to the extent such person renders services to the businesses of the Issuer and its Subsidiaries) the Issuer’s direct or indirect parent entities, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or arrangement; provided, however, that the aggregate amount of all such Indebtedness does not exceed of $2.5 million outstanding at any one time;

(17) Indebtedness incurred or issued by the Issuer or any Guarantor in an amount outstanding at any one time not to exceed $100.0 million;

(18) Indebtedness of the Issuer or any Restricted Subsidiary equal to 100% of the net cash proceeds from the sale of its Equity Interests (other than Disqualified Stock) or from any equity contribution received by the Issuer from a holder of the Issuer’s Equity Interests subsequent to the Issue Date to the extent such net cash proceeds have not been applied pursuant to clause 3(w) or 3(x) of the first paragraph or clause 4(A) of the second paragraph of the covenant described under “—Restricted payments” to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the covenant described under “—Restricted payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(19) obligations of the Issuer or any of its Restricted Subsidiaries in respect of letters of credit, bankers’ acceptances or similar instruments issued to, or performance bonds posted to, customers participating in any program whereby customers, with approval from the U.S. government, purchase equipment and software necessary to allow access to Issuer’s Satellites and purchase access time on such Satellites and secured by cash collateral, but in each case neither the stated amount of such letter of credit, bankers’ acceptance, similar instrument or performance bond nor the cash collateral maintained therefor shall at any time exceed (A) the amount of cash proceeds received from such customer or one of its affiliates as a prepayment or deposit to secure payment of amounts due or to become due from such customer under the relevant contracts minus (B) the amount of such cash proceeds theretofore released in payment of the Issuer or any of its Subsidiaries under such contracts;

(20) Indebtedness of Restricted Subsidiaries that are not Guarantors in an aggregate principal amount not to exceed $10.0 million at any one time outstanding;

(21) Indebtedness of a Restricted Subsidiary incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Issuer (other than Indebtedness incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Issuer); provided that on the date of such acquisition and after giving pro forma effect thereto, the Secured Debt to Adjusted Cash EBITDA Ratio would decline; and

(22) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in paragraphs (1) through (21) above.

Except as permitted by clauses (8), (17) (with respect to $50.0 million of Indebtedness only) and (20) above, under no circumstances will any Restricted Subsidiary issue any Preferred Stock. For purposes of determining compliance with this “—Incurrence of indebtedness and issuance of preferred stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (22) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be permitted to classify all or a portion of such item of Indebtedness on the date of its incurrence or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant, and all or a portion of such item of Indebtedness will be treated as having been incurred pursuant to only the category for which it is classified or reclassified (as applicable). The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of the same class of Preferred Stock or Disqualified Stock of the same class will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant.

Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness on any asset or property of the Issuer or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom.

Dividend and other payment restrictions affecting Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(a) pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(b) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under, permitted by or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to Indebtedness existing on the Issue Date;

(2) the Indenture, the Notes, the Guarantees, the Security Documents and the Intercreditor Agreement;

(3) agreements governing other secured Indebtedness permitted to be incurred under the provisions of the covenants described above under the caption “—Incurrence of indebtedness and issuance of preferred stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(4) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(5) Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as determined by the Issuer in good faith);

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations permitted under the Indenture that impose restrictions of the nature described in clause (c) above on the property so acquired;

(7) applicable law or any applicable rule, regulation or order;

(8) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person other than the Person or the property or assets of the Person so acquired;

(9) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(10) customary provisions contained in leases or licenses of intellectual property and other similar agreements entered into in the ordinary course of business;

(11) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(12) customary provisions in joint venture agreements (including agreements entered into in connection with a Restricted Investment), relating solely to the relevant joint venture arrangement;

(13) provisions limiting the disposition or distribution of assets or property in asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of the Issuer’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(14) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(15) Indebtedness of a Restricted Subsidiary permitted to be incurred under the provisions of the covenant described under “—Incurrence of indebtedness and issuance of preferred stock”; provided that (A) such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred and (B) such encumbrances or restrictions will not affect the Issuer’s ability to make payments of principal or interest payments on the Notes, as determined in good faith by the Issuer’s Board of Directors; or

(16) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1), (2), (3) and (8) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, no more restrictive with respect to such encumbrances or restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, consolidation or sale of assets

The Issuer may not, directly or indirectly, (1) consolidate or merge with or into or wind up into another Person (whether or not the Issuer is the surviving corporation) or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person, unless:

(1) either (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof (the Issuer or such Person, as the case may be, hereinafter referred to as the “Successor Company”);

(2) the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Notes, the Indenture and the Security Documents and the Intercreditor Agreement and pursuant to supplemental indentures and joinders to Security Documents and the Intercreditor Agreement in the forms attached thereto and shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Company, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(3) immediately after such transaction no Default or Event of Default exists;

(4) after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (A) the

Successor Company (if other than the Issuer) would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted Cash EBITDA Ratio test set forth in the first paragraph of the covenant described under “—Incurrence of indebtedness and issuance of preferred stock” determined on a pro forma basis (including pro forma application of the net proceeds therefrom), as if such transaction had occurred at the beginning of such four-quarter period, or (B) the Debt to Adjusted Cash EBITDA Ratio for the Successor Company would be equal to or less than such ratio for the Issuer immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) shall apply, shall have confirmed in writing that its Guarantee shall apply to such Person’s obligations under the Notes, the Indenture, the Security Documents and the Intercreditor Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel (subject to customary assumptions and exceptions) each stating that such transaction complies with the terms of the Indenture.

The Successor Company will succeed to, and be substituted for, the Issuer under the Indenture, the Notes, the Security Documents and the Intercreditor Agreement, but in the case of a lease of all or substantially all of the Issuer’s assets, the Issuer will not be released from the obligations to pay principal, premium (if any), and interest on the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer or lease all or part of its properties and assets to the Issuer or to another Restricted Subsidiary and (b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another state of the United States, so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain provisions in the Indenture governing the release of a Guarantee upon the sale or other disposition of a Guarantor, no Guarantor shall, directly or indirectly, (1) consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving entity), or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person, unless:

(1) such Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is an entity organized or existing under the laws of the jurisdiction of such Guarantor, the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture, such Guarantor’s Guarantee, the Security Documents and the Intercreditor Agreement pursuant to supplemental indentures or other agreements or instruments in form reasonably satisfactory to the Trustee and causes such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) such Guarantor shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel (subject to customary assumptions and exceptions) each stating that such transaction complies with the terms of the Indenture.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture, such Guarantor’s Guarantee, the Security Documents and Intercreditor Agreement, but in the case of a lease of all or substantially all of the Guarantor’s assets, the Guarantor will not be released from the obligations under its Guarantee to pay principal, premium (if any) and interest on the Notes. Notwithstanding the foregoing, (1) a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States, the District of Columbia or any territory thereof, so long as the amount of Indebtedness of such Guarantor is not increased thereby, and (2) any Guarantor may merge into or transfer or lease all or part of its properties and assets to the Issuer or another Guarantor.

Transactions with affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1.0 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(2) the Issuer delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $10.0 million but less than $50.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members, if any, of the Board of Directors; and

(3) the Issuer receives, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration equal to or in excess of $50.0 million, a favorable opinion as to the fairness of such transaction or series of related transactions to the Issuer or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and delivers the same to the Trustee.

The following items will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Issuer and/or any of its Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction so long as such transactions are not otherwise prohibited by the Indenture;

(2) Restricted Payments and Permitted Investments (other than pursuant to clauses (3), (14), (15) and (19) of the definition thereof) permitted by the Indenture;

(3) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary;

(4) payments made in respect of, or performance under, any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date);

(5) transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(6) any issuance of Equity Interests (other than Disqualified Stock) of the Issuer to Affiliates of the Issuer;

(7) any employment agreements, stock option plans and other compensatory agreements entered into by the Issuer or any of its Restricted Subsidiaries and which, in each case, are either in the ordinary course of business or are approved by the Board of Directors of the Issuer in good faith and which are otherwise permitted under the Indenture; and

(8) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Issuer.

Maintenance of insurance

The Issuer and each Restricted Subsidiary will:

(a) with respect to GeoEye-1, obtain, maintain and keep in full force and effect at all times In-Orbit Insurance for aggregate coverage, calculated after giving effect to the payment of any deductibles, in an amount equal to at least the lesser of (x) $250.0 million and (y) the maximum amount of coverage that the Issuer, using its reasonable best efforts, can obtain at such time in the insurance market without, in the reasonable and good faith judgment of the Board of Directors of the Issuer, resulting in a disproportionate expenditure for premiums when measured against the amount of coverage that can be obtained. At least once in every fiscal year after the Board of Directors shall have made any determination pursuant to the immediately preceding sentence, the Issuer shall use reasonable efforts to determine (and the Board of Directors shall consider the results of such efforts) whether higher amounts of such insurance are so available without, in the reasonable and good faith judgment of the Board of Directors of the Issuer, resulting in a disproportionate expenditure for premiums when measured against the amount of coverage that can be obtained, and, if so, shall obtain such higher amount, subject in any event to the first sentence of this clause (a);

(b) with respect to each Satellite to be launched by the Issuer or any Restricted Subsidiary after the Issue Date, obtain, maintain and keep in full force and effect at all times launch insurance covering the launch of such Satellite and one year thereafter, for aggregate coverage, calculated after giving effect to the payment of any deductibles, in an amount equal to at least the lesser of (x) $250.0 million and (y) the maximum amount of coverage that the Issuer, using its reasonable best efforts, can obtain at such time in the insurance market without, in the reasonable and good faith judgment of the Board of Directors of the Issuer, resulting in a disproportionate expenditure for premiums when measured against the amount of coverage that can be obtained. At least once in every fiscal year after the Board of Directors shall have made any determination pursuant to the immediately preceding sentence, the Issuer shall use reasonable efforts to determine (and the Board of Directors shall consider the results of such efforts) whether higher amounts of such insurance are so available without, in the reasonable and good faith judgment of the Board of Directors of the Issuer, resulting in a disproportionate expenditure for premiums when measured against the amount of coverage that can be obtained, and, if so, shall obtain such higher amount, subject in any event to the first sentence of this clause (b); and

(c) from and after the first anniversary of the launch of any Satellite to be launched by the Issuer or any Restricted Subsidiary after the Issue Date, obtain, maintain and keep in full force and effect at all times In-Orbit Insurance for total aggregate coverage of all of the Issuer’s and its Restricted Subsidiaries’ Satellites, calculated after giving effect to the payment of any deductibles, in an amount equal to at least the lesser of (x) 110% of the Issuer’s Insurance Test Net Debt outstanding as of the last day of the immediately preceding fiscal quarter and (y) the total combined net book value of all Satellites in orbit as of such date; provided that if the Board of Directors determines in its good faith judgment that, after use by the Issuer of reasonable best efforts, insurance in the amount at least equal to the lesser of (x) and (y) above is not available at reasonable cost and terms, then the Issuer shall obtain and maintain such insurance at such lesser amount as is equal to the highest amount so available at such time in the insurance market without, in the reasonable good faith of the Board of Directors of the Issuer, resulting in a disproportionate expenditure for premiums when measured against the amount of coverage that can be obtained. At least once in every fiscal year after the Board of Directors shall have made any determination pursuant to the immediately preceding sentence, the Issuer shall use reasonable efforts to determine (and the Board of Directors shall consider the results of such efforts) whether higher amounts of such insurance are so available without, in the reasonable and good faith judgment of the Board of Directors of the Issuer, resulting in a disproportionate expenditure for premiums when measured against the amount of coverage that can be obtained, and, if so, shall obtain such higher amount, subject in any event to the lesser of (x) and (y) in the preceding sentence;

provided, that notwithstanding the foregoing, neither the Issuer nor any Restricted Subsidiary shall be required to maintain In-Orbit Insurance for any Satellite other than those two Satellites that, at any given time, have been most recently launched and are then in orbit (but excluding, in any case, IKONOS or OrbView-2).

“Insurance Test Net Debt” means, as at any date of determination, an amount equal to the difference of (i) Insurance Test Total Debt at such date, minus (ii) the aggregate amount of cash and Cash Equivalents on hand of the Issuer and its Restricted Subsidiaries at such date.

“Insurance Test Total Debt” means, as at any date of determination, an amount equal to the aggregate amount of all Notes (including any Additional Notes) then outstanding plus any Indebtedness secured by a Lien pursuant to the following clauses of the definition of “Permitted Liens”: (1), (7) and (4), (5), (17), (22) and (27) (in each case, to the extent such Liens are on assets not excluded from the Collateral), (25) (to the extent applicable to clauses (1), (4), (5), (22) and (23) of the definition of “Permitted Liens”) and (26).

The insurance policies required by this covenant shall:

(i) contain no exclusions other than such exclusions or limitations of coverage as may be applicable to a substantial portion of Satellites of the same model or relating to systemic failures or anomalies as are then customary in the Satellite insurance market, and

(ii) provide coverage for all risks of loss of and damage to the Satellite, including for partial loss (subject to deductibles not to exceed 10%), constructive total loss and total loss.

The insurance required by this covenant shall name the Trustee on behalf of the holders of the Notes as additional named insured and loss payee.

Within 30 days following any date on which the Issuer or any Restricted Subsidiary is required to obtain insurance pursuant to this covenant, the Issuer will deliver to the Trustee an insurance certificate certifying the amount of insurance then carried and in full force and effect, and an Officers’ Certificate stating that such insurance, together with any other insurance maintained by the Issuer and the applicable Restricted Subsidiary, complies with the requirements of the Indenture. In addition, the Issuer will cause to be delivered to the Trustee no less than once each year an insurance certificate setting forth the amount of insurance then carried, which insurance certificate shall entitle the Trustee on behalf of the holders of the Notes to at least 15 days’ notice from the provider of such insurance prior to the cancellation of any such insurance, and an Officers’ Certificate that complies with the first sentence of this paragraph. The Issuer will also deliver to the Trustee (i) notice of any claim under any such insurance policy promptly after any claim is made, and (ii) no less than once each fiscal quarter an Officers’ Certificate in accordance with the requirements of the Indenture certifying as to the Issuer’s compliance with this covenant.

In the event that the Issuer or its Restricted Subsidiaries receive proceeds from any insurance covering any Satellite owned by the Issuer or any of its Restricted Subsidiaries, or in the event that the Issuer or any of its Restricted Subsidiaries receives proceeds from any insurance maintained for it by any Satellite Manufacturer or any launch provider covering any of such Satellites (the event resulting in the payment of such proceeds, a “Satellite Event of Loss”), all Event of Loss Proceeds in respect of such Satellite Event of Loss shall be applied in the manner provided for in the covenant described under “—Repurchase at the option of holders—Asset sales and events of loss.”

Covenant suspension

If at any time after the Issue Date: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Event of Default has occurred and is continuing under the Indenture at such time (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), then until the end of the Suspension Period (as defined below) the Issuer and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

(1) “—Restricted payments”;

(2) “—Incurrence of indebtedness and issuance of preferred stock”;

(3) “—Dividend and other payment restrictions affecting subsidiaries”;

(4) clause (4) of the first paragraph of “—Merger, consolidation or sale of assets”; and

(5) “—Transactions with affiliates”

(collectively, the “Suspended Covenants”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this Description of the Notes as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness incurred or Preferred Stock issued, during the Suspension Period will be classified as having been incurred or issued pursuant to paragraph (a) of “—Incurrence of indebtedness and issuance of preferred stock” or one of the clauses set forth in the paragraph (b) of “—Incurrence of indebtedness and issuance of preferred stock” (to the extent such Indebtedness or Preferred Stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Preferred Stock would not be so permitted to be incurred or issued pursuant to paragraphs (a) or (b) of “—Incurrence of indebtedness and issuance of preferred stock,” such Indebtedness or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (3) of paragraph (b) of “—Incurrence of indebtedness and issuance of preferred stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Restricted payments” will be made as though the covenant described under “—Restricted payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under clause (3) of the first paragraph of “—Restricted payments” and the items specified in subclause (3)(v) through (3)(z) of the first paragraph of “—Restricted payments” will increase the amount available to be made under paragraph (a) thereof. As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period.

Subsidiary guarantees

If the Issuer or any of its Restricted Subsidiaries acquires, incorporates, forms or otherwise establishes a Domestic Restricted Subsidiary after the Issue Date, such Domestic Restricted Subsidiary will be required, within 30 days after the date of such acquisition, incorporation, formation or establishment, to:

(1) execute and deliver to the Trustee a supplemental indenture substantially in the form attached to the Indenture pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured second-priority basis (subject to Permitted Liens) all of the Issuer’s obligations under the Notes and the Indenture on the terms set forth in the Indenture;

(2) execute and deliver to the Trustee a joinder to the Intercreditor Agreement, the Collateral Trust Agreement and Security Documents substantially in the forms attached thereto to evidence the second-priority Lien on and security interest in (subject to Permitted Liens) substantially all of the assets of such Domestic Restricted Subsidiary and take such other actions as shall be necessary or advisable to perfect such Lien and security interest; and

(3) deliver to the Trustee an Opinion of Counsel that such supplemental indenture, Security Documents, Intercreditor Agreement and Collateral Trust Agreement have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Business activities

The Issuer will not permit any Restricted Subsidiary to engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Subsidiaries taken as a whole.

Payments for consent

The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and, if such consent, waiver or amendment is consummated, is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Issuer will furnish to the holders of Notes, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, commencing with the fiscal quarter ending September 30, 2010, or (in the case of annual financial information) within 90 days after the end of each fiscal year all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including, in each case, a “Management’s discussion and analysis of financial condition and results of operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants.

In addition, whether or not required by the Commission, the Issuer will file a copy of all of the information and reports referred to above with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The posting of the information and reports referred to above on the Issuer’s website or one maintained on its behalf for such purpose shall be deemed to satisfy the Issuer’s delivery obligations; provided that the Issuer shall use reasonable efforts to inform holders of Notes of the availability of such information and reports, which may be satisfied by, among other things, a press release on any national business press release wire service. In addition, availability of the foregoing materials on the Commission’s EDGAR service shall be deemed to satisfy the Issuer’s delivery obligation.

Events of default and remedies

Under the Indenture, an Event of Default will be defined as any of the following:

(1) the Issuer defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of or premium, if any, on the Notes;

(2) the Issuer defaults in the payment when due of interest on or with respect to the Notes and such default continues for a period of 30 days;

(3) the Issuer defaults in the performance of, or breaches, any covenant, warranty or other agreement contained in the Indenture, the Notes, the Guarantees, the Security Documents or the Intercreditor Agreement (other than a default in the performance or breach of a covenant, warranty or agreement (A) which is specifically governed by clauses (1) or (2) above and (B) other than a default or breach with respect to the covenants described under “—Repurchase at the option of holders—Change of Control,” “—Repurchase at the option of holders—Asset sales and events of loss,” “—Certain covenants—Merger, consolidation or sale of assets” or “Certain covenants—Subsidiary guarantees,” which in each case will constitute an Event of Default after receipt of the notice specified below but without the passage of time requirement) and such default or breach continues for a period of 60 days after receipt of the notice thereof given by the Trustee or the holders of 25% in aggregate principal amount of the then outstanding Notes;

(4) the Issuer defaults under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Issuer or any Restricted Subsidiary (other than Indebtedness owed to the Issuer or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated final maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregates $50.0 million or more at any time;

(5) certain events of bankruptcy or insolvency described in the Indenture with respect to the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(6) the Issuer or any Subsidiary fails to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies that have agreed to pay under such insurance policies) aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7) any Security Document ceases to be in full force and effect, or ceases to be effective to grant a perfected Lien on all or any portion of the Collateral having a Fair Market Value of $30.0 million or more with the priority purported be created thereby (except as contemplated by the terms thereof or the provisions of the Intercreditor Agreement) or any security interest created thereunder shall be declared invalid or unenforceable or the Issuer or any Subsidiary shall so assert; and

(8) any Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under its Guarantee.

If an Event of Default (other than an Event of Default specified in clause (5) above with respect to the Issuer) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes under the Indenture may declare the principal of and premium, if any, and accrued and unpaid interest on such Notes to be due and payable by notice in writing to the Issuer and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (if given by holders), and the same shall become immediately due and payable. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above with respect to the Issuer occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the Notes.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes issued under the Indenture as described in the preceding paragraph, the holders of a majority in principal amount of the outstanding Notes issued under the Indenture may rescind and cancel such declaration and its consequences:

(a) if the rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

(b) if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration;

(c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(d) if the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(e) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the Notes issued under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except (i) a Default or Event of Default in the payment when due and payable after giving effect to any applicable grace or cure period, upon redemption, acceleration or otherwise, of the principal of or premium, if any, or interest on the Notes or (ii) a Default or Event of Default in respect of a covenant or provision contained in the Indenture, the Notes, the Guarantees, the Security Documents or the Intercreditor Agreement which cannot be amended or modified without the consent of all holders of Notes.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Issuer will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuer will be required to deliver to the Trustee a statement specifying such Default or Event of Default.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer under the Notes, the Guarantees, the Indenture, the Security Documents or the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal defeasance and covenant defeasance

The Issuer may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture, the Guarantees and the Security Documents (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes issued thereunder to receive payments in respect of the principal of or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Issuer’s obligations with respect to the Notes issued thereunder concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment and bankruptcy, receivership, rehabilitation and insolvency events of the Issuer) described under “—Events of default and remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes issued thereunder, cash in U.S. dollars sufficient, non-callable Government Securities, the scheduled payment of principal of and interest on which will be sufficient, or a combination of cash in U.S. dollars and non-callable Government Securities, as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) or insofar as Events of Default (other than Events of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(6) the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(7) the Issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the Notes, as provided under the caption “—Releases of liens on collateral,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, supplement and waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes, the Guarantees, the Security Documents or the Intercreditor Agreement may be amended or supplemented with the consent of the holders of at least a majority in principal amount of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes, the Guarantees, the Security Documents or the Intercreditor Agreement may be waived with the consent of the holders of a majority in principal amount of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder affected, an amendment, supplement or waiver of the Indenture, the Notes, the Guarantees, the Security Documents or the Intercreditor Agreement may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under “—Repurchase at the option of holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal, premium, if any, or interest on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the holders of at least a majority in aggregate principal amount of the Notes issued thereunder and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal, premium, if any, or interest on the Notes;

(7) waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under “—Repurchase at the option of holders”);

(8) modify the Guarantees in any manner that would adversely affect the holders of the Notes;

(9) except as permitted by the Indenture, the Security Documents, the Intercreditor Agreement and the Collateral Trust Agreement, release any Guarantee or any Lien on all or substantially all of the Collateral;

(10) subordinate the Notes or any Guarantee in right of payment to any other Indebtedness; or

(11) make any change in the preceding amendment and waiver provisions.

In addition, without the consent of the holders of at least 66 2/3% of the principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), no amendment, supplement or waiver may (1) modify any Security Document or the provisions in the Indenture dealing with Collateral Documents or application of trust moneys in any manner, taken as a whole, materially adverse to the holders of the Notes or otherwise release any Collateral other than in accordance with the Indenture, the Security Documents, the Intercreditor Agreement and the Collateral Trust Agreement; or (2) modify the Intercreditor Agreement and the Collateral Trust Agreement in any manner adverse to the holders of the Notes in any material respect other than in accordance with the terms of the Indenture, the Security Documents, the Intercreditor Agreement and the Collateral Trust Agreement.

Notwithstanding the foregoing, without the consent of any holder of Notes, the Issuer and the Trustee may amend or supplement the Indenture, the Notes, the Security Documents, the Intercreditor Agreement or the Collateral Trust Agreement:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or Guarantor’s assets, as applicable, pursuant to the covenant described above under “Certain Covenants—Merger, consolidation or sale of assets”;

(4) to add a Guarantee of the Notes or to add Collateral for the benefit of the Notes or the Guarantees;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(7) to provide for the issuance of Additional Notes in compliance with the Indenture;

(8) to conform the text of the Indenture, the Guarantees, the Notes, the Security Documents, the Intercreditor Agreement or the Collateral Trust Agreement to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees, the Notes, the Security Documents, the Intercreditor Agreement or the Collateral Trust Agreement;

(9) to enter into additional or supplemental Security Documents and to add any Permitted Second Lien Obligation to the Security Documents and the Intercreditor Agreement on the terms set forth therein;

(10) to release Collateral in accordance with the terms of the Indenture, the Security Documents, the Intercreditor Agreement or the Collateral Trust Agreement; or

(11) to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the guarantee of the Notes.

The consent of the holders of Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and discharge

The Indenture (and all Liens on Collateral granted to secure the Notes and the Guarantees) will be discharged and will cease to be of further effect as to all Notes, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and the Issuer or a Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars sufficient, non-callable Government Securities, the scheduled payment of principal of and interest on which will be sufficient, or a combination of cash in U.S. dollars and non-callable Government Securities as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of, premium on, if any, and interest on, the Notes to the date of maturity or redemption;

(2) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(3) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge set forth above have been satisfied.

The Collateral will be released from the Lien securing the Notes, as provided under the caption “—Releases of liens on collateral,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuer, the Indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it will be required to eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding Notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes issued thereunder, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing law

The Indenture, the Notes, the Guarantees the Security Documents (excluding the Mortgages) and the Intercreditor Agreement will be governed by, and construed in accordance with, the laws of the State of New York. The Mortgages will be governed by, and construed in accordance with, the laws of the states in which the applicable Premises is located.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person;

including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person.

“Act of Required Debtholders” means, as to any matter at any time, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Permitted Second Lien Debt representing the Required Permitted Second Lien Debtholders. For purposes of this definition, (a) Permitted Second Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption “Collateral—Collateral Trust Agreement—Voting.”

“Adjusted Cash EBITDA” means, with respect to such Person for any period, the sum of:

(1) Consolidated Net Income, plus

(2) Fixed Charges, to the extent deducted in calculating Consolidated Net Income, plus

(3) to the extent deducted in calculating Consolidated Net Income and as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP:

(A) income taxes of such Person, other than income taxes or income tax adjustments (whether positive or negative) attributable to Asset Sales or extraordinary and non-recurring gains or losses; and

(B) Consolidated Depreciation and Amortization Expense and all other non-cash items of such Person reducing Consolidated Net Income, less all non-cash items of such Person increasing Consolidated Net Income (not including non-cash charges in a period which reflect cash items paid or to be paid in another period);

(4) less, amortization of deferred revenue related to the NextView, EnhancedView or any successor agreement with the National Geospatial-Intelligence Agency; plus

(5) net after tax losses attributable to Asset Sales, and net after tax extraordinary or non-recurring losses of such Person, to the extent reducing Consolidated Net Income; plus

(6) any losses of such Person from an early extinguishment of indebtedness; plus

(7) any restructuring charges of such Person;

provided that, with respect to any Restricted Subsidiary, such items will be added only to the extent and in the same proportion that the relevant Restricted Subsidiary’s net income was included in calculating Consolidated Net Income.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the outstanding principal amount of such Note; and

(2) the excess of (a) the present value at such redemption date of (i) the redemption price of such Note at October 1, 2013 (such redemption price being set forth in the table appearing above under “Optional redemption”) plus (ii) all required interest payments due on such Note through October 1, 2013 (excluding accrued and unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points, over (b) the then outstanding principal amount of such Note.

The Applicable Premium shall be determined by the Issuer.

“Asset Sale” means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case other than:

(1) a disposition of Cash Equivalents;

(2) the sale, lease or other transfer of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property and images from the Issuer’s Image Library, which disposition is, in the good faith judgment of the Issuer’s Board of Directors, beneficial to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as whole);

(3) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the covenant described under “—Certain covenants—merger, consolidation or sale of assets” or any disposition that constitutes a Change of Control;

(4) licenses and sublicenses by the Issuer or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business which do not materially interfere with the business of the Issuer and its Restricted Subsidiaries;

(5) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims;

(6) the granting of Liens not prohibited by the covenant described above under the caption “—Liens;”

(7) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant described under “—Certain covenants—Restricted payments”;

(8) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate Fair Market Value of less than $5.0 million;

(9) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(10) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(11) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (15) of the definition of “Permitted Investments”); and

(12) any disposition of assets received by the Issuer or any Restricted Subsidiary upon foreclosures on a Lien.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner or manager of the partnership;

(3) with respect to a limited liability company without a board, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, Euros or, in the case of any foreign subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities or other direct obligations of the United States of America or any member of the European Union or any agency or instrumentality thereof or obligations guaranteed by the United States of America or any member of the European Union or any agency or instrumentality thereof, in each case with maturities not exceeding two years;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any commercial bank having capital and surplus in excess of $500.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody’s or P-1 from S&P (or such similar successor ratings);

(6) securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A-2 by Moody’s (or such similar successor ratings);

(7) investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s (or such similar successor ratings) and (iii) have portfolio assets of at least $500.0 million (but excluding for purposes of this clause (8) money market funds that invest primarily in auction rate or similar securities).

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any Person or group of related Persons (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act);

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group of related Persons (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act or any successor provision), of 50% or more of the total voting power of the Voting Stock of the Issuer; or

(3) individuals who on the Issue Date constituted the Board of Directors of the Issuer (together with any new directors whose election by such Board of Directors of the Issuer or whose nomination for election by the shareholders of the Issuer was approved by a vote of a majority of the directors of the Issuer then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer then in office.

“Collateral Trust Agreement” means the Collateral Trust Agreement, dated as of the Issue Date, among the Collateral Trustee, the Trustee, the Issuer and each Guarantor, as it may be amended from time to time.

“Collateral Trustee” means Wilmington Trust FSB, in its capacity as “Collateral Trustee” under the Collateral Trust Agreement, the Intercreditor Agreement and the other Security Documents, and any successor thereto in such capacity.

“Commission” means the Securities and Exchange Commission.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and costs, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, (I) the sum, without duplication, of (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, the interest component of Capitalized Lease Obligations and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and expenses) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (II) interest income of such Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP, provided that the following (without duplication) will be excluded in computing Consolidated Net Income:

(1) the net income (but not loss) of any other Person that is not a Restricted Subsidiary of such Person, except to the extent of the lesser of

(x) the dividends or other distributions actually paid in cash to such Person or any of its Restricted Subsidiaries (subject to clause (3) below) by such other Person during such period, and

(y) such Person’s pro rata share of such other Person’s net income earned during such period;

(2) any net income (or loss) of any other Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) the net income (but not loss) of any Restricted Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income would not have been permitted for the relevant period by charter or by any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any net after-tax gains (but not losses) attributable to Asset Sales;

(5) any net after-tax extraordinary or non-recurring gains (but not losses);

(6) the effect of adjustments resulting from the application of recapitalization or purchase accounting relating to any acquisition or the amortization or write-off of any amounts thereof;

(7) the cumulative effect of a change in accounting principles; and

(8) to the extent reducing Consolidated Net Income, the total amount of tender costs, unamortized issuance costs and unamortized original issue discount expenses relating to the Floating Rate Notes, the Tender Offer and the Floating Rate Notes Redemption, but excluding the costs and expenses of the Floating Rate Notes Discharge as described under the caption “Use of Proceeds.”

In calculating the aggregate net income (or loss) of any Person and its Restricted Subsidiaries on a consolidated basis, Unrestricted Subsidiaries will be treated as if accounted for under the equity method of accounting.

“Consolidated Total Indebtedness” means, with respect to any Person as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of such Person and its Restricted Subsidiaries and (2) the aggregate amount of all outstanding Disqualified Stock of such Person and its Restricted Subsidiaries and all Preferred Stock of such Person’s Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP.

For purpose hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed price shall be calculated in accordance with the terms if such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock or Preferred Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the relevant Person.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Convertible Indebtedness” means Indebtedness of the Company (which may be Guaranteed by the Guarantors) permitted to be incurred under the terms of the Indenture that is either (a) convertible into common stock of the Company (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of such common stock) or (b) sold as units with call options, warrants or forward purchase contracts (or substantially equivalent derivative transactions) that are exercisable for or settled in common stock of the Company and/or cash (in an amount determined by reference to the price of such common stock).

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case, with banks or other institutional lenders or investors providing for revolving credit loans, term loans, notes or other securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time, including to extend the maturity thereof, to increase the amount of commitments thereunder (provided that any such increase is permitted under the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock”), or to add Restricted Subsidiaries as additional borrowers or guarantors thereunder, whether by the same or any other agent, lender or group of lenders or investors.

“Debt to Adjusted Cash EBITDA Ratio” means, with respect to any Person for its most recently ended four fiscal quarters for which internal financial statements are available, the ratio of (1) its Consolidated Total Indebtedness at the end of such period to (2) Adjusted Cash EBITDA of such Person for such period.

In connection with the calculation of the Debt to Adjusted Cash EBITDA Ratio, pro forma effect shall be given to:

(1) the incurrence, assumption, guarantee, redemption or repayment any Indebtedness or issuances or redemptions of Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Debt to Adjusted Cash EBITDA Ratio is being calculated but prior to the date on which the event for which the calculation of Debt to Adjusted Cash EBITDA Ratio is made, as if the same had occurred at the beginning of such period;

(2) investments, acquisitions, dispositions, merger, consolidations or discontinued operations (as determined in accordance with GAAP) (and, in each case, the change in any associated fixed charge obligations and the change in Adjusted Cash EBITDA resulting therefrom) that have been made by the Issuer and its Restricted Subsidiaries subsequent to the commencement of the period for which the Debt to Adjusted Cash EBITDA calculation is being made but prior to the date on which the event for which such calculation is being made, as if the same had occurred on the first day of such period; and

(3) the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries (and the change in any associated fixed charge obligations and the change in Adjusted Cash EBITDA resulting therefrom) occurring subsequent to the commencement of the period for which the Debt to Adjusted Cash EBITDA Ratio is being made but prior to the date on which the event for which such calculation is being made, as if the same had occurred on the first day of such period.

For purposes of this definition, pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of such responsible financial officer as set forth in an officer’s certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings that have been realized or are reasonably anticipated to be realizable within six months of such investment, acquisition, disposition, merger, consolidation or discontinued operation.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of noncash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Noncash Consideration.

“Discharge of Permitted Second Lien Obligations” means as to any Series of Permitted Second Lien Debt the occurrence of all of the following:

(1) payment in full in cash of the principal of and interest and premium (if any) on all Permitted Second Lien Debt of such Series; and

(2) payment in full in cash of all other Permitted Second Lien Obligations related to Permitted Second Lien Debt of such Series that are outstanding and unpaid at the time the Permitted Second Lien Debt of such Series is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time);

provided that, if, at any time after a Discharge of Permitted Second Lien Obligations has occurred, the Issuer enters into any Permitted Second Lien Document evidencing a new Series of Permitted Second Lien Debt which incurrence is not prohibited by the applicable Secured Debt Documents, then such Discharge of Permitted Second Lien Obligations shall automatically be deemed not to have occurred for all purposes of the Collateral Trust Agreement with respect to such new Series of Permitted Second Lien Debt (other than with respect to any actions taken as a result of the occurrence of such first Discharge of Permitted Second Lien Obligations), and, from and after the date on which the Issuer designates such Indebtedness as Permitted Second Lien Debt in accordance with the provisions of the Intercreditor Agreement, the obligations under such Permitted Second Lien Document shall automatically and without any further action be treated as Permitted Second Lien Obligations for all purposes of the Collateral Trust Agreement.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the Final Maturity Date of the Notes; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any private placement (other than to a Subsidiary) or public sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent corporations (excluding Disqualified Stock), other than public offerings with respect to common stock of the Issuer or of any direct or indirect parent corporation of the Issuer registered on Form S-8.

“Event of Loss” means, with respect to any property or assets, any (1) loss, destruction or damage of such property or assets, (2) condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or assets, or confiscation of such property or assets or the requisition of the use thereof, (3) settlement in lieu of clause (2) above, and (4) without limiting the foregoing, any Satellite Event of Loss.

“Event of Loss Collateral Account” means any segregated account pledged under the Security Documents that is under the sole control of the Collateral Trustee or, to the extent required by the terms of the First-Lien Notes, the First-Lien Collateral Agent, but pursuant to the Intercreditor Agreement, and that is free from all other Liens (other than Permitted Liens described in clauses (10), (16), (22) (solely with respect to the First-Lien Notes) and (23) of the definition of “Permitted Liens”) and that includes all Event of Loss Proceeds received by the Issuer or any Restricted Subsidiary from a Satellite Event of Loss and interest earned thereon.

“Event of Loss Proceeds” means, with respect to any Event of Loss (including any Satellite Event of Loss), all insurance proceeds received by the Issuer or any of the Restricted Subsidiaries in connection with such Event of Loss, after

(1) provision for all income or other taxes measured by or resulting from such Event of Loss,

(2) payment of all reasonable legal, accounting and other fees and expenses related to such Event of Loss,

(3) subject to the provisions of the Intercreditor Agreement, the payment of amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness secured by a Lien on the property or assets that is the subject of such Event of Loss,

(4) provision for payments to Persons who own an interest in the Satellite in accordance with terms of the agreement(s) governing the ownership of such interest by such Person (other than payments to insurance carriers required to be made based on the future revenues generated from such Satellite), and

(5) deduction of appropriate amounts to be provided by the Issuer or such Restricted Subsidiary as a reserve in accordance with GAAP against any liabilities associated with the property or assets that was the subject of the Event of Loss.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer, chief accounting officer, or controller of the Issuer with respect to valuations not in excess of $10.0 million or determined in good faith by the Board of Directors of the Issuer with respect to valuations equal to or in excess of $10.0 million, as applicable, which determination will be conclusive (unless otherwise provided in the Indenture).

“First-Lien Notes” means the Issuer’s $400 million 9.625% Senior Secured Notes due 2015.

“First-Lien Notes Indenture” means the indenture, dated October 9, 2009, between the Issuer, the Guarantors and The Bank of New York Mellon, as amended and supplemented to the Issue Date.

“First-Lien Obligations” means obligations of the Issuer or any Guarantor with respect to the First-Lien Notes and any other obligations permitted by the terms of the Indenture to be secured by the Collateral on a priority basis relative to the Notes.

“First-Priority Liens” means all Liens that secure the First-Lien Obligations.

“Fixed Charges” means, with respect to any Person for any period, the sum of

(1) Consolidated Interest Expense for such period; and

(2) the product of

(x) cash and non-cash dividends paid, declared, accrued or accumulated on any Disqualified or Preferred Stock of such Person or a Restricted Subsidiary, except for dividends payable in such Person’s Capital Stock (other than Disqualified Stock) or paid to such Person or to a Restricted Subsidiary, and

(y) a fraction, the numerator of which is one and the denominator of which is one minus the sum of the currently effective combined Federal, state, local and foreign tax rate applicable to such Person and its Restricted Subsidiaries.

“First-Lien Priority” means, relative to specified Indebtedness and other obligations, having senior Lien priority to the Notes and the Guarantees, as the case may be, on the Collateral.

“Fitch” means Fitch Ratings Ltd. and its successors.

“Floating Rate Notes” means the Issuer’s senior secured floating rate notes due 2012 and the related guarantees issued under the Floating Rate Notes Indenture.

“Floating Rate Notes Indenture” means the indenture, dated June 29, 2005, between the Issuer (f/k/a Orbimage Holdings Inc.) and The Bank of New York Mellon, as amended and supplemented to the Issue Date.

“Floating Rate Notes Redemption” means the redemption of the Floating Rate Notes on January 22, 2010.

“Fully Fund” means that on a consolidated basis, the Issuer and its Restricted Subsidiaries have a sufficient amount of free cash flow during the expected period of procurement or construction to completion of a Satellite based on the Issuer’s most recent forecast, together with the dollar amount of any award from the National Geospatial-Intelligence Agency for such Satellite, the balances of cash and Cash Equivalents as shown on the most recent internal financial statements and the committed and undrawn borrowing capacity under Credit Facilities not maturing during such period, to finance all costs and expenses associated with the procurement or construction of a complete Satellite (excluding launch costs and insurance and In-Orbit Insurance).

“GAAP” means generally accepted accounting principles in the United States in effect on the Issue Date. For purposes of this description of the Notes, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

“Government Securities” means securities that are: (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuer under the Indenture and the Notes by a Guarantor in accordance with the provisions of the Indenture. When used as a verb, “Guarantee” shall have a corresponding meaning.

“Guarantor” means any Person that incurs a Guarantee of the Notes; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) interest rate agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Image Library” means proprietary images collected by Satellites of the Issuer and its Restricted Subsidiaries and archived by the Issuer or its Restricted Subsidiaries.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness of such Person, whether or not contingent,

(i) in respect of borrowed money,

(ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof),

(iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) reimbursement obligations in respect of trade letters of credit obtained in the ordinary course of business with expiration dates not in excess of 365 days from the date of issuance (x) to the extent undrawn or (y) if drawn, to the extent repaid in full within 20 business days of any such drawing, or

(iv) representing any Hedging Obligations, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(b) Disqualified Stock of such Person,

(c) to the extent not otherwise included above, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and

(d) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided that Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) obligations to make payments to one or more insurers under satellite insurance policies in respect of premiums or the requirement to remit to such insurer(s) a portion of the future revenues generated by a satellite which has been declared a constructive total loss, in each case in accordance with the terms of the insurance policies relating thereto; (3) any obligations to make progress or incentive payments under any satellite manufacturing contract or to make payments under satellite launch contracts in respect of launch services provided thereunder, in each case, to the extent not overdue by more than 90 days; (4) prepaid revenues; or (5) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller.

Notwithstanding the foregoing, for the avoidance of doubt, obligations of any Person under a Permitted Bond Hedge Transaction or a Permitted Warrant Transaction shall not be deemed to be “Indebtedness.”

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of the Board of Directors of the Issuer, independent and otherwise qualified to perform the task for which it has been engaged.

“In-Orbit Insurance” means, with respect to any Satellite, insurance or another contractual arrangement providing for coverage against the risk of loss of or damage to such Satellite attaching upon the expiration of the launch insurance therefor and renewing, during the commercial in-orbit service of such Satellite, prior to the expiration of the immediately preceding corresponding In-Orbit Insurance policy, subject to the terms and conditions set forth in the Indenture.

“Intercreditor Agreement” means the Intercreditor Agreement to be entered into among the Issuer, the Guarantors, the Collateral Trustee, on behalf of itself and the holders of the Notes, and the First-Lien Collateral Agent, on behalf of itself and the holders of the First-Lien Notes, as the same may be amended, supplemented or otherwise modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP (excluding the footnotes thereto) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If the Issuer or any Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Subsidiary not sold or disposed of.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain covenants—Restricted payments,” (i) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer; and (iii) any transfer of Capital Stock that results in an entity that was a Restricted Subsidiary on the Issue Date or which became a Restricted Subsidiary after the Issue Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the Fair Market Value (determined as of the date of such transfer) of the Capital Stock of such entity owned by the Issuer and the Restricted Subsidiaries immediately after such transfer. Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Investment Grade Rating” means for Moody’s, a rating equal to or higher than Baa3 (or equivalent), for S&P, a rating equal to or higher than BBB- (or equivalent) and for any other Rating Agency the equivalent to the foregoing.

“Issue Date” means October 8, 2010.

“Lien” means, with respect to any asset, any mortgage, lien, hypothecation, pledge, charge, security interest, or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a mortgage, lien, hypothecation, pledge, charge, security interest, or encumbrance of any kind and any filing of or agreement to give any financing statement under the Uniform

Commercial Code (or equivalent statutes) of any jurisdiction; provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

“Lien Sharing and Priority Confirmation” means, as to any Series of Permitted Second Lien Debt, the written agreement of the holders of such Series of Permitted Second Lien Debt, as set forth in the Indenture, credit agreement or other agreement governing such Series of Permitted Second Lien Debt, for the enforceable benefit of all holders of each other existing and future Series of Permitted Second Lien Debt and the First-Lien Collateral Agent and existing and future holders of Permitted Liens:

(1) that all Permitted Second Lien Obligations will be and are secured equally and ratably by all Permitted Second Priority Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Permitted Second Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Permitted Second Lien Debt, and that all such Permitted Second Priority Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Permitted Second Lien Obligations equally and ratably;

(2) that the holders of Obligations in respect of such Series of Permitted Second Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Permitted Second Priority Liens and the order of application of proceeds from enforcement of Permitted Second Priority Liens; and

(3) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other Security Documents.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), subject to the provisions of the Intercreditor Agreement and the Collateral Trust Agreement, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness secured by a Lien on the property or assets that is the subject of such Events of Loss, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, any Chief Financial Officer, the Controller or the Secretary of the Issuer.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee under the Indenture. The counsel may be an employee of or counsel to the Issuer, any Subsidiary of the Issuer or the Trustee.

“Pari Passu Lien Priority” means, relative to specified Indebtedness and other obligations, having equal Lien priority to the Notes and the Guarantees, as the case may be, on the Collateral.

“Permitted Bond Hedge Transaction” means any call or capped call option (or substantively equivalent derivative transaction) on the Issuer’s common stock purchased by the Issuer in connection with the issuance of any Convertible Indebtedness substantially concurrently with the issuance of any Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by the Issuer from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by the Issuer from the sale of such Convertible Indebtedness issued in connection with the Permitted Bond Hedge Transaction.

“Permitted Business” means any business conducted or proposed to be conducted by the Issuer on the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Permitted Debt” is defined under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock.”

“Permitted Investments” means:

(1) any Investment by the Issuer in any Guarantor or by a Guarantor in another Guarantor;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described under “—Repurchase at the option of holders—Asset sales and events of loss” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date and Investments made pursuant to binding commitments in effect on the Issue Date, and any Investment consisting of an extension, modification or renewal of any such Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided, that the amount of such Investment may not be increased thereby;

(6) loans and advances of payroll payments and expenses to officers, directors and employees, in each case incurred in the ordinary course of business;

(7) (i) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business, (ii) endorsements for collection or deposit in the ordinary course of business, and (iii) securities, instruments or other obligations received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments;

(8) Hedging Obligations permitted under clause (9) of the definition of “Permitted Debt”;

(9) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “—Repurchase at the option of holders—Asset sales and events of loss”;

(10) Investments the payment for which consists of Equity Interests of the Issuer (exclusive of Disqualified Stock);

(11) guarantees of Indebtedness permitted under the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock” and performance guarantees in the ordinary course of business and consistent with past practice;

(12) trade receivables and similar extensions of credit to customers and supplier in the ordinary course of business;

(13) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under “—Certain covenants—Transactions with affiliates” (except transactions described in clause (2) of the second paragraph thereof);

(14) Investments held by a Restricted Subsidiary acquired after the Issue Date or held by an entity merged into the Issuer or merged into or consolidated with a Restricted Subsidiary in accordance with the covenant described under “—Certain covenants—Merger, consolidation or sale of assets” after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(15) Investments in Restricted Subsidiaries that are not Guarantors, Unrestricted Subsidiaries and joint ventures in an aggregate amount not to exceed $20.0 million at any one time outstanding (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause (15));

(16) guarantees by the Issuer or any Restricted Subsidiary of operating leases (other than Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary in the ordinary course of business;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(19) Investments acquired after the Issue Date as a result of the acquisition by the Issuer or any Restricted Subsidiary of another Person that becomes a Restricted Subsidiary by way of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described under “—Certain covenants—Merger, consolidation or sale of assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation; and

(20) additional Investments by the Issuer or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (20), not to exceed $20.0 million at any one time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens on the Collateral securing Indebtedness and other obligations permitted to be incurred under paragraph (a) of the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock,” which Liens may have First-Lien Priority or have Permitted Second Lien Priority pursuant to the Intercreditor Agreement and the Collateral Trust Agreement; provided, however, that after giving pro forma effect thereto, the Secured Debt to Adjusted EBITDA Ratio of the Issuer would not exceed 3.25 to 1.00;

(2) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(3) Liens in favor of issuers of performance, surety bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(4) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(5) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(6) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock”;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

(8) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens in favor of the Issuer or any Guarantor;

(10) Liens for taxes, assessments or other governmental charges or levies not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and as to which the Issuer or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(11) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(12) (A) pledges and deposits made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (B) pledges and deposits securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Issuer or any Restricted Subsidiary;

(13) Liens imposed by law, including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business;

(14) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(15) banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(16) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;

(17) Liens securing obligations in respect of trade-related letters of credit permitted under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock” and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;

(18) any interest or title of a lessor under any lease or sublease entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(19) licenses of intellectual property granted in a manner consistent with past practice;

(20) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(21) Liens solely on any cash earnest money deposits made by the Issuer or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(22) Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(23) Liens securing the Notes (other than Additional Notes) or the Guarantees issued on the Issue Date;

(24) Liens securing obligations incurred in the ordinary course of business and not in the aggregate materially detracting from the value of the affected properties or their use in the operation of the business of the Issuer and its Restricted Subsidiaries, provided, however, that the aggregate amount of Indebtedness and other obligations permitted to be secured pursuant to this clause (24) does not exceed $5.0 million outstanding at any one time;

(25) Refinancings of Indebtedness secured by any Liens referred to in clauses (1), (4), (5), (22) and (23); provided that (A) such Lien may not extend to property owned by the Issuer or any Restricted Subsidiary other than the property that secured the original Lien (and any improvements on such property), and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the amount outstanding at the time of the original Lien and (2) the amount necessary to pay any fees any expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(26) Liens on the Collateral securing Indebtedness and other obligations permitted to be incurred under clauses (1) (including Hedging Obligations related thereto), (17) and (19) (including Hedging Obligations related thereto) (provided that Indebtedness or obligations under clause (19) are under Credit Facilities) of paragraph (b) of the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock,” which Liens may have First-Lien Priority or have Permitted Second Lien Priority pursuant to the Intercreditor Agreement and the Collateral Trust Agreement; provided, however, that the aggregate amount of Indebtedness and other obligations secured pursuant to this clause (26) does not exceed $100.0 million outstanding at any one time; and

(27) Liens securing Capitalized Lease Obligations or other Indebtedness permitted to be incurred under clause (4) of paragraph (b) of the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock”; provided, however, that such Liens may not extend to property owned by the Issuer or any Restricted Subsidiary other than the property and proceeds thereof being leased, improved or acquired pursuant to such clause (4).

“Permitted Second Lien Debt” means:

(1) the Notes issued on the Issue Date; and

(2) any other Indebtedness of the Issuer (including Additional Notes but excluding First-Lien Notes) that is secured by a Permitted Second Priority Lien that was permitted to be incurred and so secured under each applicable Permitted Second Lien Document; provided, in the case of any Indebtedness referred to in this clause (2), that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer, such Indebtedness is designated by the Issuer, in an Officers’ Certificate delivered to each Permitted Second Lien Representative and the Collateral Trustee, as “Permitted Second Lien Debt” for the purposes of the Secured Debt Documents and the Collateral Trust Agreement and has not subsequently been reclassified by the Issuer as First-Lien Obligations;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Issuer delivers to the Collateral Trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Permitted Second Lien Debt”).

“Permitted Second Lien Documents” means, collectively, any Permitted Second Lien Debt Document and the Security Documents.

“Permitted Second Lien Debt Document” means the Indenture, the Notes and any other indenture, credit agreement or other agreement pursuant to which Permitted Second Lien Debt is incurred

“Permitted Second Lien Obligations” means the Permitted Second Lien Debt and all other Obligations in respect of thereof.

“Permitted Second Lien Representative” means:

(1) in the case of the Notes, the Trustee; and

(2) in the case of any other Series of Permitted Second Lien Debt, the trustee, agent or representative of the holders of such Series of Permitted Second Lien Debt who is appointed as a representative of the Permitted Second Lien Debt (for purposes related to the administration of the Security Documents) pursuant to the applicable Permitted Second Lien Documents.

“Permitted Second Priority Lien” means a Lien granted by a Security Document to the Collateral Trustee, at any time, upon any property of the Issuer or any Guarantor to secure Permitted Second Lien Obligations.

“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) on the Company’s common stock sold by the Company substantially concurrently with any purchase by the Company of a related Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuer’s control, Fitch, unless at such time Fitch ceases to rate the Notes for reasons outside of the Issuer’s control, in which case another “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer as a replacement agency for Moody’s, S&P or Fitch, as the case may be.

“Required Permitted Second Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Permitted Second Lien Debt then outstanding, calculated in accordance with the provisions described above under the caption “Collateral—Collateral Trust Agreement—Voting.” For purposes of this definition, Permitted Second Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Satellite” means any satellite owned by, or leased to, the Issuer or any of its Restricted Subsidiaries and any satellite purchased pursuant to the terms of a Satellite Purchase Agreement, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Satellite Event of Loss” is defined above under “—Certain covenants—Maintenance of insurance.”

“Satellite Manufacturer” means, with respect to any Satellite, the prime contractor and manufacturer of such Satellite.

“Satellite Purchase Agreement” means, with respect to any Satellite, the agreement between the applicable Satellite Purchaser and the applicable Satellite Manufacturer relating to the manufacture, testing and delivery of such Satellite.

“Satellite Purchaser” means the Issuer or Restricted Subsidiary that is a party to a Satellite Purchase Agreement.

“Second-Priority Liens” means all Liens Securing the Notes, the Guarantees and any Pari Passu Lien Indebtedness.

“Secured Consolidated Total Indebtedness” means, with respect to any Person as at any date of determination, the aggregate amount of all outstanding Secured Indebtedness of such Person and its Restricted Subsidiaries.

“Secured Debt” means the First-Lien Notes and Permitted Second Lien Debt.

“Secured Debt Documents” means collectively, the First-Lien Notes Indenture and the related security documents and the Permitted Second Lien Documents.

“Secured Debt to Adjusted Cash EBITDA Ratio” means, with respect to any Person, the ratio of (1) Secured Consolidated Total Indebtedness as of the end of the most recently ended fiscal quarter for which internal financial statements are available to (2) Adjusted Cash EBITDA for the latest four completed fiscal quarters for which internal financial statements are available, calculated on a pro forma basis to give effect to certain transactions and actions, and in a manner and method of determination, consistent with the manner in which the Debt to Adjusted Cash EBITDA Ratio is calculated.

“Secured Indebtedness” means funded Indebtedness that is secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Senior Unsecured Pari Passu Indebtedness” means:

(1) with respect to the Issuer, any Indebtedness that ranks pari passu in right of payment to the Notes but is unsecured; and

(2) with respect to any Guarantor, any Indebtedness that ranks pari passu in right of payment to such Guarantor’s Guarantee but is unsecured.

“Series of Second Lien Debt” means, severally, the Notes and any other Permitted Second Lien Debt for which a single transfer register is maintained.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the day on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tangible Assets” means the total consolidated assets, less goodwill and intangibles, of the Issuer and its Restricted Subsidiaries as shown on the most recent balance sheet of the Issuer.

“Tender Offer” means the Issuer’s cash tender offer for, and solicitation of consents from, the holders of the Floating Rate Notes, pursuant to the Offer to Purchase and Consent Solicitation Statement dated September 11, 2009.

“Treasury Rate” means with respect to the Notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 1, 2013; provided that if the period from such redemption date to October 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Issuer that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Issuer, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that (a) any Unrestricted Subsidiary must be an entity of which the Equity Interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Issuer, (b) such designation complies with the covenant described under “—Certain covenants—Restricted payments” and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and the Issuer would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted Cash EBITDA Ratio test set forth in the first paragraph of the covenant described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock” on a pro forma basis taking into account such designation. Any such designation by the Board of

Directors shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Book-entry, settlement and clearance

The global notes

The Notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for Notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;
•	a “banking organization” within the meaning of the New York Banking Law;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have Notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the Notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option and subject to DTC’s procedures, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the Indenture should occur.

Material U.S. federal income tax considerations

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of the Notes. It deals only with Notes held as capital assets and acquired at original issuance for their “issue price” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (i.e. the first price at which a substantial amount of Notes are sold to the public for cash excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The summary does not address special classes of holders, such as dealers in securities or currencies, life insurance companies, tax exempt entities, persons that hold a Note in connection with an arrangement that completely or partially hedges the Note, securities traders that use a mark-to-market method of accounting, banks or financial institutions, persons liable for the alternative minimum tax, persons holding Notes as part of a conversion transaction, a constructive sale or a straddle, certain former citizens or residents of the United States, entities that are treated as partnerships for United States federal income tax purposes, or United States Holders (as defined below) whose functional currency is not the United States dollar. The summary is based upon the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to produce United States federal income tax consequences different from those discussed below.

Prospective purchasers of Notes should consult their own tax advisors concerning the United States federal income and estate tax and any state or local income or franchise tax consequences in their particular situations, as well as any consequences under the laws of any other taxing jurisdiction.

Characterization of the Notes

In certain circumstances (see “Description of the Notes—Optional redemption” and “Description of the Notes—Repurchase at the option of holders”) we may be obligated to make payments on the Notes in excess of stated principal and interest. We intend to take the position that the foregoing contingencies should not cause the Notes to be treated as contingent payment debt instruments. Assuming such position is respected, a United States Holder would be required to include in income the amount of any such additional payments at the time such payments are received or accrued in accordance with such United States Holder’s method of accounting for United States federal income tax purposes. Our position is binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position. If the IRS successfully challenged this position, and the Notes were treated as contingent payment debt instruments, United States Holders could be required to accrue interest income at a rate higher than their yield to maturity, and to treat as ordinary income, rather than capital gain, any gain on a sale, exchange, retirement or redemption of a Note. This disclosure assumes that the Notes will not be considered contingent payment debt instruments. United States Holders are urged to consult their own tax advisors regarding the potential application to the Notes of the contingent payment debt instrument rules and the consequences thereof.

United States Holders

For purposes of this discussion, a “United States Holder” means a beneficial owner of a Note that is, for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or (iv) a trust, if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (B) a valid election is in effect under applicable Treasury regulations to be treat such trust as a United States person.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Notes, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Notes should consult its own tax advisors.

Payments of stated interest

Payments of stated interest on a Note will be taxable to a United States Holder as ordinary interest income at the time they are received or accrued, depending on the United States Holder’s regular method of accounting for United States federal income tax purposes.

Sale, exchange, redemption, or other disposition

A United States Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a Note, equal to the difference between the amount realized (less an amount equal to any accrued and unpaid interest, which will be taxable as ordinary interest income as discussed above to the extent not previously included in income by the United States Holder) and the United States Holder’s adjusted tax basis in the Note. A United States Holder’s adjusted tax basis in a Note will, in general, be its cost for such Note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder has held the Note for more than one year. Net long-term capital gain of non-corporate United States Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

A United States Holder may be subject to a backup withholding on interest payments, on the Notes or on the proceeds received upon the sale or other disposition of such Notes (including a redemption or retirement). Certain holders (including, among others, certain tax-exempt organizations) generally are not subject to backup withholding. A United States Holder will generally be subject to a backup withholding tax if such holder is not otherwise exempt and:

•	fails to furnish its taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number;

•	under certain circumstances, is notified by the IRS that such holder is subject to backup withholding because it has failed to properly report payments of interest or dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished its correct taxpayer identification number and that the IRS has not notified the United States Holder that it is subject to backup withholding.

United States Holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund, if they timely provide certain information to the IRS.

In general, information reporting requirements will apply to payments of principal and interest on a Note and the proceeds of the sale of a Note before maturity within the United States to non-exempt United States Holders.

Non-United States Holders

As used herein, a “Non-United States Holder” is a person or entity that, for United States federal income tax purposes, is neither a United States Holder nor a partnership (including an entity treated as a partnership for United States federal income tax purposes).

Effectively connected income or gain

If the income or gain on the Notes is “effectively connected with the conduct of a trade or business within the United States” by the Non-United States Holder (and if an applicable treaty applies, such income or gain is attributable to a permanent establishment or fixed base in the United States of a Non-United States Holder) holding the Note, such income or gain will be subject to tax essentially in the same manner as if the Notes were held by a United States Holder, as discussed above, and in the case of a Non-United States Holder that is a foreign corporation, may also be subject to the branch profits tax, currently at a 30% rate (or a reduced rate specified by an applicable income tax treaty). The interest income in respect of the Notes will be exempt from United States withholding tax (described below) if such Non-United States Holder claims the exemption by providing a properly completed IRS Form W-8ECI (or a suitable substitute or successor form).

Payments of interest

If the interest income on the Notes is not “effectively connected with the conduct of a trade or business within the United States” (and if an applicable treaty applies, such interest is not attributable to a permanent establishment or fixed base in the United States), then, under the portfolio interest exemption of current United States federal income tax law, payments of such interest on a Note by us or any paying agent to a Non-United States Holder will not be subject to withholding of United States federal income tax if the Non-United States Holder (1) does not actually or constructively own 10% or more of the total combined voting power of all our classes of our stock, (2) is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, (3) is not a controlled foreign corporation related to us directly or constructively through stock ownership and (4) provides appropriate certification.

Under current law, the certification requirement will be met if either:

First, in accordance with specified procedures, the Non-United States Holder provides to us or our paying agent an IRS Form W-8BEN (or a suitable substitute or successor form), that is signed under penalties of perjury, includes its name and address, and contains a certification that the holder is not a United States person; or

Second, (a) the Non-United States Holder provides a an IRS Form W-8BEN (or a suitable substitute or successor form), signed under penalties of perjury, to an institution such as a securities clearing organization, bank, or other financial institution who holds customers’ securities in the ordinary course of its trade or business and holds the Notes on behalf of a beneficial owner, and (b) the institution certifies to us, or our paying agent, under penalties of perjury, that such statement has been received by it from the beneficial owner, directly or through another intermediary financial institution, and furnishes us or our paying agent with a copy thereof.

Treasury regulations provide alternative documentation procedures for satisfying the certification requirement described above. Such regulations add intermediary certification options for certain qualifying agents.

If a Non-United States Holder does not qualify for the portfolio interest exemption, interest payments to the Non-United States Holder will be subject to United States withholding at a 30% rate unless (A) such holder provides a properly completed IRS Form W-8BEN (or a suitable substitute or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (and, if an applicable tax treaty applies, is attributable to a permanent establishment or fixed base in the United States) and such holder provides a properly completed IRS Form W-8ECI (or a suitable substitute or successor form).

Sale, exchange, redemption or other disposition

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (and, if an applicable tax treaty applies, is attributable to a permanent establishment or fixed base in the United States), or (ii) in the case of a Non-United States Holder who is an individual, such Non-United States Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met.

If the first exception applies, such gain on a Note would be subject to taxation as described above in “—Effectively connected income or gain”. If the second exception applies, the Non-United States Holder generally will be subject to tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on such Holder’s net United States source capital gain.

Any amount of the consideration allocable to accrued interest will generally be treated as described in “—Payments of interest,” above.

Information reporting and backup withholding

United States information reporting requirements and backup withholding generally will not apply to payments on a Note to a Non-United States Holder provided that a certification of non-United States status, as discussed above, has been received and neither the Company nor its paying agent has actual knowledge, or reason to know, that the payee is not a Non-United States Holder. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments.

Information reporting requirements and backup withholding will generally not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury regulations), provided that such broker (1) is not a United States person (within the meaning of the Code), (2) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States and (3) is not a controlled foreign corporation as to the United States or a foreign partnership doing business in the United States or in which United States persons own more than 50% of the income or capital interests (a person described in (1), (2) and (3) being hereinafter referred to as a “foreign controlled person”). Payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of any broker that is not a foreign controlled person will generally not be subject to backup withholding, but will generally be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of a Note effected to or through the U.S. office of any broker, U.S. or foreign, will generally be subject to information reporting and backup withholding unless the Non-United States Holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-United States Holder is a United States person (within the meaning of the Code) or that the conditions of any other exception are not, in fact, satisfied.

Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of any procedure for obtaining an exemption from withholding, information reporting and backup withholding under current Treasury regulations. Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of the Notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of the Notes by an ERISA Plan with respect to which we, the Issuer, the guarantors or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Notes by an ERISA Plan. The class exemptions which the DOL has issued include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the

Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that the applicable party in interest or disqualified person does not (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Notes may not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA or the Code, or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

Representation

By acceptance of a Note, each purchaser and subsequent transferee thereof will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold such Note constitutes assets of any Plan or (ii) the purchase and holding of such Note by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Underwriting

We intend to offer the notes through the underwriters. Subject to the terms and conditions in the underwriting agreement among us, the guarantors and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters have agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below.

Underwriter	Principal amount

J.P. Morgan Securities LLC	$68,750,000
Banc of America Securities LLC	$15,625,000
Deutsche Bank Securities Inc.	$25,000,000
Canaccord Genuity Inc.	$6,250,000
Dougherty & Company LLC	$3,125,000
Merriman Capital, Inc.	$3,125,000
Raymond James & Associates, Inc.	$3,125,000
Total	$125,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase Notes from us, are subject to various conditions in the purchase agreement being satisfied. The underwriters have agreed to purchase all the Notes if any of them are purchased.

The underwriters initially propose to offer the Notes for resale at the issue price that appears on the cover of this prospectus. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.375% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.250% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the offering price and any other selling items. The underwriters may offer and sell Notes through certain of their affiliates.

In the purchase agreement, we have agreed that:

•	We will not offer or sell any of our debt securities for a period of 60 days after the date of this prospectus without the prior consent of J.P. Morgan Securities LLC.

•	We will pay our expenses related to the offering, which we estimate will be approximately $1.5 million.

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State , or the Relevant Implementation Date, it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

•	It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes included in this offering in, from or otherwise involving the United Kingdom.

The Notes are a new issue of securities, and there is currently no established trading market for the Notes. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that liquid trading markets will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters and their affiliates have performed and in the future will continue to perform various investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received or may receive customary fees and expenses. The underwriters or their affiliates may also hold our equity or debt securities from time to time.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding business day should consult their own advisors.

Legal matters

The validity of the Notes offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. The validity of the Notes offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Our consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2009, expresses an opinion that GeoEye, Inc. did not maintain effective internal control over financial reporting as of December 31, 2009, because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that such material weakness related to ineffective controls over the accuracy and valuation of the provision for income taxes.

The consolidated statement of operations and stockholders’ equity, and cash flows for the year ended December 31, 2007, have been incorporated by reference herein, in reliance upon the report of BDO Seidman, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We are subject to the information requirements of the Exchange Act, and in accordance therewith file periodic reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at www.sec.gov. You may obtain a copy of any of these documents at no cost, by writing or telephoning us at the following address:

GeoEye, Inc.
21700 Atlantic Boulevard,
Dulles, Virginia 20166
Attention: Investor Relations
Phone: (703) 480-7500

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, or the Securities Act, on Form S-3 with respect to the notes offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the notes offered hereby, reference is made to the registration statement.